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THE TRADE DESK, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
THE TRADE DESK, INC. INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 6, 2016.

Registration No. 333-213241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE TRADE DESK, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	27-1887399 (I.R.S. Employer Identification Number)

42 N. Chestnut Street
Ventura, California 93001
(805) 585-3434
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Jeff T. Green
Chief Executive Officer
The Trade Desk, Inc.
42 N. Chestnut Street
Ventura, California 93001
(805) 585-3434
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
W. Alex Voxman Steven B. Stokdyk Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Michael Nordtvedt Damien Weiss Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Class A Common Stock, par value $0.000001 per share	5,366,667	$16.00	$85,866,672	$8,646.77

(1)
Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the underwriters' option to purchase an additional 700,000 shares.

(2)
The registration fee was previously paid in connection with the initial filing of the Registration Statement.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2016

PRELIMINARY PROSPECTUS

4,666,667 Shares

The Trade Desk, Inc.

Class A Common Stock
$            per share

        This is the initial public offering of our Class A common stock. We are selling 4,666,667 shares of our Class A common stock. We and the selling stockholders named in this prospectus are selling up to 700,000 shares of Class A common stock if and to the extent that the underwriters exercise their option to purchase additional shares described below. We will not receive any proceeds from the sale of any shares of Class A common stock by the selling stockholders. We currently expect the initial public offering price to be between $14.00 and $16.00 per share of Class A common stock.

        We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of Class B common stock will represent approximately 99% of the voting power of our outstanding capital stock, and outstanding shares of common stock held by our executive officers, directors and holders of more than 5% of our capital stock will represent approximately 85% of the voting power of our outstanding capital stock, assuming in each case no exercise by the underwriters of their option to purchase additional shares.

        We have applied to list our Class A common stock on The NASDAQ Global Market under the symbol "TTD".

        We are an "emerging growth company" as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to The Trade Desk, Inc. (before expenses)	$	$

        We and the selling stockholders have granted the underwriters the option to purchase up to an additional 700,000 shares of Class A common stock at the initial public offering price, less the underwriting discount.

        The underwriters expect to deliver the shares to purchasers on or about                        , 2016 through the book-entry facilities of The Depository Trust Company.

Citigroup	Jefferies	RBC Capital Markets
Needham & Company		Raymond James

                        , 2016

true
buying
power

**$114M** Revenue
**$16M** Net Income
**$39M** Adj. EBITDA†

2015 Financial Results

**156%**
2015
YoY Revenue
Growth

**>95%**
2015 Client Retention
Through MSAs

**OMNI-CHANNEL:**
- Audio
- Display
- Mobile
- Native
- Social
- Television
- Video

theTradeDesk

California
THE DESK
dmv.ca.gov

"About five years ago, I paid the government of California $78 for the privilege of having "THE DESK" as my license plate. My first role was in marketing and at the time I wanted to give the appearance that our humble start-up was a real business. When we were just getting started I wanted something to foreshadow our success and "THE DESK" served as a daily reminder of where we were headed.

I also thought it was symbolic of our "all-in" culture. I promised in my interview to live and breathe The Trade Desk and to give this company all that I have. Every time I get in my car, "The DESK" is a reminder of that promise.

The plates are also indicative of our culture of ownership. Beyond the equity and comp, the majority of TTD employees feel personally invested in building this company together. All of us pushing towards a common goal, motivated by each other's generosity, grit and genuine connection to our teammates.

I believe we have a unique opportunity to be THE primary ad buying technology.

**I'm all in.**"

– Alex Schneider I GM, Strategic Accounts
West Coast & Asia. Employee #8.
Based in Ventura CA, HQ

theTradeDesk

This is a platform that can be tailored to meet the needs of power users and newcomers alike.
– The Forrester Wave™: Demand-Side Platforms, Q2 2015

theTradeDesk

        We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

 SUMMARY

        This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms "The Trade Desk," "the Company," "we," "us" and "our" refer to The Trade Desk, Inc. and its consolidated subsidiaries.

 Our Company

        Our company provides a technology platform for ad buyers.

        With our self-serve platform, ad buyers are able to share their customized messages and ideas with the people and in the context they deliberately choose.

        Our mission is to help our clients compete in the marketplace of ideas—the place in media and public discourse where ideas and messages compete in the open market for the mindshare of men and women around the world. Since most traditional and digital media is primarily monetized with advertising, ads are the currency of media and the Internet, and therefore at the center of the marketplace of ideas.

        Our platform makes media monetization more effective. Instead of disrupting the foundation of media and advertising, we enable it. By offering compelling improvements in effectiveness, efficiency and reporting, we aim to change media and advertising globally.

        Our platform makes it possible to message specific ideas to specific people. We give advertisers of all sizes the power to have simultaneous 1-to-1 customized interactions with billions of people around the world. Most advertising dollars are spent on awareness, where a brand pushes new information and ideas to a broad audience. Conversely, search engines respond to specific requests from individuals for information. Our technology combines the best of both, making it possible to push out a precise idea or message to a targeted audience with global scale.

        Founded by some of the pioneers of the programmatic ad market, we established our company in 2009 with the intent to make advertising better by deploying massive amounts of data. By providing ad buyers with tools to leverage their first-party data as well as third-party data, we aim to provide a higher return on every advertising dollar spent. While our technology platform is deployed to directly serve ad buyers, the entire advertising marketplace benefits—publishers and content creators can experience a higher yield on their inventory, while consumers can receive advertising that is more relevant and interesting to them.

        Most consumers are unaware that when they land on a webpage, watch a video, use a mobile app or watch an Internet-connected TV, there is often an auction for advertising inventory being run in about 1/10th of one second behind the scenes as the content loads. Our platform provides access to approximately 3.2 million ad spots on average every second for our clients to bid on across millions of different scaled media sources—websites, shows, channels, stations and streams. Our technology makes it possible for ad buyers to compete in those real-time auctions. Our platform helps our clients determine what ad will display and what price they should pay for every ad opportunity a buyer can consider.

        In 2015, approximately $639.6 billion was spent on global advertising (including approximately $237.2 billion on TV advertising and approximately $51.1 billion on display advertising), according to International Data Corporation, or IDC, and approximately $14.2 billion was transacted in the programmatic advertising spot market via real-time marketplaces, according to Magna Global. We aim to power every agent of every advertiser in both the spot and forward markets, including upfront purchases, for programmatic advertising.

        We also believe that the efficiency of programmatic advertising will lead to a greater percentage of every advertising dollar ending up in the pocket of publishers. Publishers can now generate revenue without the large sales forces that were required in the past. Higher revenue yields and lower operating costs make it possible for publishers to increase their investment in creating high quality content.

        Programmatic advertising is currently a small portion of total global advertising spend. Largely because of the price discovery benefits, we believe eventually a vast majority of advertising will be transacted programmatically.

        We enable the programmatic marketplace with our self-serve platform. The unique architecture of our platform allows users access to highly granular targeting and reporting options, which we refer to as expressiveness. When combined with our data management capability and first-party data, our clients can reach their highly specified audiences with customized messages and generate favorable campaign outcomes.

        By using our technology and the reach of the Internet, we can power this data-driven 1-to-1 messaging with massive global scale. We believe in order to do this effectively, we have to be a buy-side only platform across a spectrum of media, which we refer to as omnichannel. As the biggest brands desire to communicate with consumers worldwide, we have to be global, which is why we have employees and offices around the world.

        We derive nearly all of our revenue from ongoing master service agreements that give users constant access to our platform, instead of insertion orders, which typically are one-off deals to run single campaigns.

        We have grown faster than the programmatic market and have achieved significant revenue scale with $552.3 million in gross spend in 2015. Our revenue was $113.8 million in 2015, representing a growth rate of 156% over $44.5 million in 2014, while programmatic advertising spend in the industry grew from $10 billion to $14 billion, according to Magna Global, representing a growth rate of 40% over 2014.

        We generated net income of $5,000 in 2014 and $15.9 million in 2015. We generated $5.7 million of Adjusted EBITDA in 2014 and $39.2 million in 2015. Our net income was $5.7 million for the six months ended June 30, 2015 and $6.6 million for the six months ended June 30, 2016. Our Adjusted EBITDA was $11.1 million for the six months ended June 30, 2015 and $20.1 million for the six months ended June 30, 2016. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of Adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of Adjusted EBITDA to net income, see footnote 3 in the section captioned "Selected Consolidated Financial Data."

Our Industry

        Since the introduction of ad-funded television in the middle of the 20th century and continuing through the present day, most advertising inventory has been transacted based on a rate card. Publishers, content owners, and their agents set a price for their inventory, and buyers place an order to purchase that inventory. Similar to how the equities and commodities markets have transitioned from paper transactions on trading floors to electronic trading, advertising is transitioning from manual to programmatic.

        Several trends happening in parallel are revolutionizing the way that advertising is bought and sold. Some of the key industry trends are:

        Media is Becoming Digital.    Media is increasingly becoming digital as a result of advances in technology and changes in consumer behavior. This shift has enabled unprecedented options for advertisers to target and measure their advertising campaigns across nearly every media channel and device. The digital advertising market is a significant and growing part of the total advertising market. According to IDC, global advertising spend was approximately $639.6 billion in 2015 and is expected to grow to $784.1 billion in 2020, a compound annual growth rate of 4.2%. Also, according to IDC, global digital advertising spend was $177.3 billion in 2015 and is expected to grow to $315.7 billion in 2020, a compound annual growth rate of 12.2%. We believe that the market is evolving and that advertisers will shift more spend to digital media. Since media is becoming increasingly digital, decisions based on consumer and behavioral data are more prevalent.

        Fragmentation of Audience.    As digital media grows, audience fragmentation is accelerating. A growing "long tail" of websites and content presents a challenge for advertisers trying to reach a large audience. Audience fragmentation has substantially impacted TV content distribution, perhaps more than any other channel, which we believe is setting up significant change in how TV advertising inventory is monetized. Mirroring the fragmentation occurring in content, the number of devices used by individual consumers has increased. Both of these fragmentation trends are opportunities for technology companies that can consolidate and simplify media buying options for advertisers and their agencies.

        Shift to Programmatic Advertising.    We believe that the advertising industry is in the early stages of a shift to programmatic advertising, which is the ability to buy and sell advertising inventory electronically. Initially available for digital display advertising and transacted through real-time bidding platforms, programmatic advertising has evolved and is increasingly being used to transact across a wide range of advertising inventory, including display, mobile, video and audio among other inventory types. In particular, we believe that TV advertising is just beginning its transition to programmatic.

        Automation of Ad Buying.    The growing complexity of digital advertising has increased the need for automation. Technology that enables fast, accurate and cost-effective decision-making through the application of computer algorithms that use extensive data sets has become critical for the success of digital advertising campaigns. Using programmatic inventory buying tools, advertisers are able to automate their campaigns, providing them with better price discovery, on an impression by impression basis. As a result, advertisers are able to purchase the advertising inventory they value the most, pay less for advertising inventory they do not value as much, and abstain from buying advertising inventory that does not fit their campaign parameters.

        Increased Use of Data.    Advances in software and hardware and the growing use of the Internet have made it possible to collect and rapidly process massive amounts of user data. Data vendors are able to collect user information across a wide range of Internet properties and connected devices, aggregate it and combine it with other data sources. This data is then made non-identifiable and available within seconds based on specific parameters and attributes. Advertisers can integrate this targeting data with their own or an agency's proprietary data relating to client attributes, the advertisers' own store locations and other related characteristics. Through the use of these data sources, together with real-time feedback from consumer reactions to the ads, programmatic advertising increases the value of impressions for advertisers, inventory owners, content creators and viewers who receive more relevant ads.

        Driven by industry trends, programmatic advertising is expected to grow from $14.2 billion during 2015 to $36.8 billion by 2019, according to Magna Global. We believe that programmatic advertising will grow as more content providers, content distributors and advertisers are able to achieve its benefits.

In addition, we expect that programmatic advertising will help grow the overall advertising market by enabling more advertisers to deploy more spend across a broader range of inventory channels.

What We Do

        We are a technology company that empowers advertising agencies and helps them purchase advertising more efficiently and effectively. We provide an intuitive self-serve platform that enables our clients to manage data-driven, digital advertising campaigns using their own teams.

  •
  We Are an Enabler, Not a Disruptor.  With our self-serve platform, we enable advertising agencies and service providers. We do not compete with our clients by selling our platform directly to their advertisers. Our self-service technology platform provides control to our clients and gives us the benefits of a highly scalable business model.

  •
  We Are Exclusively Focused on the Buy-Side.  We focus on buyers since they control the advertising budgets. Also, the supply of digital advertising inventory exceeds demand, and accordingly we believe it is a buyer's market. We also believe that by aligning our business only with buyers, we are able to avoid inherent conflicts of interest that exist when serving both the buy- and sell-side. This focus allows us to build trust with clients, many of whom incorporate their proprietary data into our platform.

  •
  We Are Data-Driven.  Our technology platform was founded on the principle that data-driven decisions would be the future of advertising. We built a data management platform first, before building our ad buying technology. While data from disparate third-party data providers can improve campaign performance, our clients' success often relies largely on our ability to ingest first-party data from brands and their agencies to enable intelligent decisioning that optimizes advertising campaigns.

  •
  We Do Not Arbitrage Advertising Inventory.  To further align our interests with those of our clients, we do not buy advertising inventory in order to resell it to our clients for a profit. Instead, we provide our clients with a technology platform that allows them to manage their omnichannel advertising campaigns, on a self-serve basis and with full transparency. We derive substantially all of our revenue from ongoing master service agreements with our clients rather than episodic insertion orders.

  •
  We Are a Clear Box, Not a Black Box.  Our platform is transparent and shows our clients their costs of advertising inventory, data, our platform fee and detailed performance metrics on their advertising campaigns. Our clients directly access and execute campaigns on our platform, control all facets of inventory purchasing decisions, and receive detailed, real-time reporting on all their advertising campaigns.

  •
  We Are an Open Platform.  Clients can customize and build their own features on top of our platform. Clients may use our application programming interfaces, or APIs, to, for example, design their own user interface, bulk manage advertising campaigns, and link other systems including ad servers or reporting tools. As of June 30, 2016, all of our top 10 clients used our APIs.

  •
  We Are Omnichannel.  Our platform enables our clients to deliver unified advertising campaigns across multiple devices, including computers, smartphones, tablets, gaming consoles, digital TV and broadcast TV. We also support multiple formats, including display, video, broadcast TV, connected TV, mobile web, in-app mobile and native. The breadth of data that we collect from a multitude of data sources across all channels gives our clients a holistic view of audiences, enabling more effective targeting across different channels.

 Our Strengths

        We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:

  •
  Expressiveness of Our Platform.  Our platform allows clients to easily define and manage advertising campaigns with multiple targeting parameters that may result in quadrillions of permutations, which we refer to as expressiveness. We believe that expressiveness provides clients with the ability to target audiences with an extremely high level of precision.

  •
  Scalable Self-Service Model.  We offer a self-service model that lets clients direct their own purchases of advertising inventory without extensive involvement by our personnel. This model helps us scale efficiently and has allowed us to grow our business at a faster pace than the growth of our sales and support organization.

  •
  Loyal Client Base.  We had approximately 389 clients, including the advertising industry's largest agencies, as of December 31, 2015. Many of our clients use our platform regularly as part of their digital advertising purchase workflow, creating ongoing relationships. As a result, our clients are loyal, with over 95% client retention during 2014 and 2015. In addition, our clients typically grow their use of our platform over time, with our clients who spent with us in 2014 increasing their spend on our platform by 135% during 2015.

  •
  Extensive Data Access.  Our clients can easily buy targeting data from over 80 sources through our platform. We also provide clients access to our proprietary data, which increases with continued use of our platform. We believe that the integration of data and decisioning within a single platform enables us to better serve our clients.

  •
  Focus on Innovation.  Our focus on innovation enables us to enhance our platform rapidly for our clients in a constantly evolving industry. We have designed the technology for our platform to enable us to develop new features and make changes quickly and efficiently. For example, we enhanced our platform with 46 releases of updated features and increased functionality in 2015.

  •
  Scaled and Profitable Business Model.  We have grown our business rapidly while achieving profitability, demonstrating the power of our platform, our strong client relationships and our business model. During 2015, gross spend was $552.3 million, helping us generate $113.8 million in revenue, up 156% from 2014. In 2015, net income was $15.9 million and Adjusted EBITDA increased by 589% to $39.2 million. See footnote 3 in the section captioned "Selected Consolidated Financial Data."

Our Growth Strategy

        The key elements of our long-term growth strategy include:

  •
  increasing our share of existing clients' digital advertising spend;

  •
  growing our client base;

  •
  expanding our omnichannel capabilities;

  •
  extending our reach to TV;

  •
  continuing to innovate in technology and data; and

  •
  expanding our international presence.

 Risk Factors Summary

        Our business is subject to numerous risks and uncertainties, including those in the section captioned "Risk Factors" beginning on page 13 and elsewhere in this prospectus. These risks include, but are not limited to, the following:

  •
  our limited operating history, which makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment;

  •
  the loss of advertising agencies as clients, which could significantly harm our business, operating results and financial condition;

  •
  our failure to innovate and make the right investment decisions in our offerings and platform, which could compromise our ability to attract and retain advertisers and advertising agencies, and cause our revenue and results of operations to decline;

  •
  if the market for programmatic advertising, which is relatively new and evolving, develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected;

  •
  our failure to manage our growth effectively, which could cause our business to suffer and have an adverse effect on our financial condition and operating results;

  •
  the market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors;

  •
  we have identified material weaknesses in our internal control over financial reporting and, if our remediation of these material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of our common stock;

  •
  insiders will continue to have substantial control over our company after this offering, including as a result of the dual class structure of our common stock, which could limit your ability to influence the outcome of key decisions, including a change of control;

  •
  our sales cycle can take significant time before executing a client agreement, which may make it difficult to project when, if at all, we will obtain new clients and when we will generate revenue from those clients;

  •
  we are subject to payment-related risks and, if our clients do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected;

  •
  because our business is primarily dependent on advertisers purchasing display advertising, a decrease in the use of display advertising would harm our business, growth prospects, financial condition and results of operations; and

  •
  if our access to quality advertising inventory is diminished, our revenue could decline and our growth could be impeded.

 Corporate Information

        We were incorporated in Delaware in November 2009. Our principal executive offices are located at 42 N. Chestnut Street, Ventura, California 93001, and our telephone number is (805) 585-3434. Our website address is www.thetradedesk.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or when deciding whether to purchase our Class A common stock.

        The Trade Desk and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of The Trade Desk, Inc. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

Implications of Being an Emerging Growth Company

        The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as "emerging growth companies." We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

        We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have $1.0 billion or more in annual gross revenue; (2) the date we qualify as a "large accelerated filer" with, among other things, at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

        For certain risks related to our status as an emerging growth company, see the section captioned "Risk Factors" beginning on page 13.

 The Offering

Class A common stock offered by us and outstanding after this offering	4,666,667 shares
Class B common stock to be outstanding after this offering	33,560,152 shares
Total Class A and Class B common stock to be outstanding after this offering	38,226,819 shares
Option to purchase additional shares of Class A common stock from us and the selling stockholders	700,000 shares
Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $61.1 million, based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including working capital, funding the expansion of our business, including expanding our sales and marketing programs, and making investments in our technology and development teams to support the development of new applications and features for, and enhancements of, our platform. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or make any such investments.

In March 2016, we paid off all remaining principal and interest due under a previous credit facility. Pursuant to the terms of this facility, upon the occurrence of our initial public offering, we remain obligated to pay the lenders a fee of $750,000. We intend to satisfy this obligation with the net proceeds to us from this offering.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See the section captioned "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to 233,333 shares of Class A common stock being sold pursuant to this offering, which equals 5% of such shares being sold. Such shares are being reserved for sale to directors, officers, employees, business associates, advisors and friends of the Company. Any such shares purchased by our directors, officers and employees will be subject to the 180-day contractual lock-up described more fully in "Underwriting." All other such reserved shares purchased will be subject to a 30-day contractual lock-up. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchased reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Voting Rights	Shares of Class A common stock will be entitled to one vote per share.
Shares of Class B common stock will be entitled to ten votes per share.
Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law.

Assuming no exercise of the underwriters' option to purchase additional shares, following this offering, outstanding shares of Class B common stock will represent approximately 99% of the voting power of our outstanding capital stock, and outstanding shares of common stock held by our executive officers, directors and holders of more than 5% of our capital stock will represent approximately 85% of the voting power of our outstanding capital stock.

See the section captioned "Description of Capital Stock."
Proposed trading symbol on The NASDAQ Global Market	"TTD"

        The total number of shares of Class A common stock and Class B common stock that will be outstanding after this offering includes 4,666,667 shares of our Class A common stock and 33,560,152 shares of our Class B common stock, and excludes, in each case as of June 30, 2016:

  •
  an aggregate of 5,057,961 shares of Class B common stock issuable upon the exercise of outstanding options under The Trade Desk, Inc. 2010 Stock Plan, or our 2010 Plan, and The Trade Desk, Inc. 2015 Equity Incentive Plan, or our 2015 Plan, with a weighted-average exercise price of approximately $1.55 per share; and

  •
  shares of Class A common stock, subject to annual increase, reserved for future grant or issuance under our 2016 Incentive Award Plan, or our 2016 Plan, which will become effective upon the completion of this offering, consisting of:

  •
  4,000,000 shares of Class A common stock reserved under our 2016 Plan; and

  •
  an additional number of shares of Class A common stock equal to the number of shares of Class B common stock subject to outstanding awards under the 2015 Plan as of the effective date of the 2016 Plan and which are forfeited or lapse unexercised thereafter.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  that our amended and restated certificate of incorporation, which we will file in connection with this offering, is in effect;

  •
  a 1-for-3 reverse stock split of our common stock and a proportional adjustment to the conversion ratio of our convertible preferred stock, which was effected on September 2, 2016;

  •
  the reclassification of 11,035,426 shares of our common stock into an equivalent number of shares of Class B common stock and the authorization of our Class A common stock;

  •
  the automatic conversion of outstanding warrants exercisable for 1,382,505 shares of our convertible preferred stock into warrants exercisable for 460,834 shares of our Class B common stock and the net exercise of such warrants resulting in the issuance of 446,088 shares of Class B common stock based upon an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) immediately prior to the completion of this offering;

  •
  the automatic conversion of all shares of our outstanding convertible preferred stock into an aggregate of 22,078,638 shares of Class B common stock immediately prior to the completion of this offering; and

  •
  no exercise of the underwriters' option to purchase additional shares.

        We refer to our Series Seed, Series A-1, Series A-2, Series A-3, Series B and Series C convertible preferred stock collectively as "convertible preferred stock" in this prospectus.

Summary Consolidated Financial Data

        The consolidated statements of operations data for the years ended December 31, 2014 and 2015 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and the summary consolidated balance sheet data as of June 30, 2016 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with that used to prepare our audited annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for the fair statement of the condensed consolidated financial statements.

        You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$44,548	$113,836	$42,410	$77,560
Operating expenses(1):
Platform operations	12,559	22,967	9,642	16,195
Sales and marketing	14,590	26,794	11,692	19,682
Technology and development	7,250	12,819	5,096	10,402
General and administrative	9,385	13,276	5,177	12,851

Total operating expenses	43,784	75,856	31,607	59,130

Income from operations	764	37,980	10,803	18,430
Total other expense, net	1,707	8,125	1,436	6,524

Income (loss) before income taxes	(943)	29,855	9,367	11,906
Provision for (benefit from) income taxes	(948)	13,926	3,693	5,348

Net income	$5	$15,929	$5,674	$6,558

Net income (loss) attributable to common stockholders(2)	$—	$8,764	$5,470	$(40,651)

Earnings (loss) per share—basic(2)	$—	$0.85	$0.54	$(3.74)

Earnings (loss) per share—diluted(2)	$—	$0.39	$0.15	$(3.74)

Pro forma earnings per share—basic(2)		$0.68		$0.34

Pro forma earnings per share—diluted(2)		$0.60		$0.30

Non-GAAP Financial and Operating Data:
Adjusted EBITDA(3)	$5,683	$39,159	$11,105	$20,073

Gross spend(4)	$211,266	$552,325	$200,013	$404,815

Gross billings(4)	$201,804	$529,975	$192,990	$389,245

	As of June 30, 2016
	Actual	Pro Forma(5)	Pro Forma As Adjusted(6)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$37,610	$37,610	$99,712
Accounts receivable, net	236,737	236,737	236,737
Total assets	294,951	294,951	354,830
Accounts payable	164,296	164,296	163,825
Long-term debt, net of current portion	56,623	56,623	56,623
Total liabilities	240,000	232,057	231,586
Convertible preferred stock	83,241	—	—
Total stockholders' equity (deficit)	(28,290)	62,894	123,244

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Platform operations	$14	$71	$17	$39
Sales and marketing	50	127	54	117
Technology and development	909	85	29	114
General and administrative	3,572	91	35	122

Total	$4,545	$374	$135	$392

  See Note 11 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements in this prospectus for more information regarding stock-based compensation expense.

(2)
See Note 3 to our audited consolidated financial statements and Note 3 to our unaudited condensed consolidated financial statements in this prospectus for more information regarding earnings (loss) per share—basic and diluted and pro forma earnings per share—basic and diluted.

(3)
For information on how we compute Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income on a GAAP basis, see footnote 3 in the section captioned "Selected Consolidated Financial Data."

(4)
For information on how we compute gross spend and gross billings, see footnotes 4 and 5, respectively, in the section captioned "Selected Consolidated Financial Data."

(5)
The unaudited pro forma balance sheet data as of June 30, 2016 reflects (1) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,078,638 shares of common stock and (2) the conversion of warrants to purchase 1,382,505 shares of convertible preferred stock into warrants to purchase 460,834 shares of Class B common stock and the net exercise of such warrants resulting in the issuance of 446,088 shares of Class B common stock based upon an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) and the reclassification of the preferred stock warrant liabilities to additional paid-in capital. Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (1) the first closing of a sale of shares of our common stock to the public in a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act, with proceeds to us of not less than $50.0 million (net of underwriting discounts and commissions), and (2) the date specified by a vote of the holders of at least a majority of all then-outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis provided that each series of convertible preferred stock will not be converted as a result of such vote without the consent of the holders of a majority of the shares of such series of convertible preferred stock then outstanding.

(6)
The pro forma as adjusted column gives effect to the pro forma adjustments set forth in footnote 5 hereto and (1) the issuance and sale by us of 4,666,667 shares of our Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) the payment by us of the $750,000 fee that we are obligated to pay to the lenders of our previous 2015 credit facility in connection with this offering.

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes, before deciding whether to purchase shares of our Class A common stock. The risks and uncertainties described below include those that we consider material and that we are currently aware of, but are not the only ones we face. If any of the following risks is realized, our business, financial condition, results of operation and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

        We were incorporated in 2009 and, as a result, have only a limited operating history upon which our business and prospects may be evaluated. Although we have experienced substantial revenue growth in our limited operating history, we may not be able to sustain this rate of growth or maintain our current revenue levels. We have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in rapidly developing industries, including risks related to our ability to:

  •
  build a reputation for providing a superior platform and client service, and for creating trust and long-term relationships with clients;

  •
  distinguish ourselves from competitors;

  •
  develop and offer a competitive platform that meets our clients' needs as they change;

  •
  scale our business efficiently to keep pace with demand for our platform;

  •
  maintain and expand our relationships with suppliers of quality advertising inventory and data;

  •
  respond to evolving industry standards and government regulation that impact our business, particularly in the areas of data collection and consumer privacy;

  •
  prevent or mitigate failures or breaches of security;

  •
  expand our business internationally; and

  •
  hire and retain qualified and motivated employees.

        We cannot assure you that we will be successful in addressing these and other challenges we may face in the future. If we are unable to do so, our business may suffer, our revenue and operating results may decline and we may not be able to achieve further growth or sustain profitability.

Our failure to maintain and grow our client base and spend through our platform may negatively impact our revenue and business.

        To sustain or increase our revenue, we must regularly add new clients and encourage existing clients to maintain or increase the amount of advertising inventory purchased through our platform and adopt new features and functionalities that we add to our platform. If competitors introduce lower cost or differentiated offerings that compete with or are perceived to compete with ours, our ability to sell access to our platform to new or existing clients could be impaired. We have spent significant effort in cultivating our relationships with advertising agencies, which has resulted in an increase in the budgets allocated to, and the amount of advertising purchased on, our platform. However, it is possible that we may reach a point of saturation at which we cannot continue to grow our revenue from such agencies because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media to a particular provider or otherwise. While we generally have master services agreements in place for our clients, such agreements allow our clients to change the amount of spend through our platform or terminate our services with limited notice. Our clients typically have relationships with different providers and there is limited cost to moving budgets to our competitors. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot assure you that our clients will continue to use our platform or that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue. If a major client representing a significant portion of our business decides to materially reduce its use of our platform or to cease using our platform altogether, it is possible that our revenue could be significantly reduced.

The loss of advertising agencies as clients could significantly harm our business, operating results and financial condition.

        Our client base consists primarily of advertising agencies. We do not have exclusive relationships with advertising agencies and we depend on agencies to work with us as they embark on advertising campaigns for advertisers.

        The loss of agencies as clients could significantly harm our business, operating results and financial condition. If we fail to maintain satisfactory relationships with an advertising agency, we risk losing business from the advertisers represented by that agency.

        Advertisers may change advertising agencies. If an advertiser switches from an agency that utilizes our platform to one that does not, we will lose revenue from that advertiser. In addition, some advertising agencies have their own relationships with suppliers of advertising inventory and can directly connect advertisers with such suppliers. Our business may suffer to the extent that advertising agencies and inventory suppliers purchase and sell advertising inventory directly from one another or through intermediaries other than us.

        We had approximately 389 clients, consisting primarily of advertising agencies, as of December 31, 2015. Many of these agencies are owned by holding companies, where decision making is decentralized such that purchasing decisions are made, and relationships with advertisers, are located, at the agency, local branch or division level. If all of our individual client contractual relationships were aggregated at the holding company level, Omnicom Group Inc. and WPP plc would each represent more than 10% of our gross billings for 2015.

        In most cases, we enter into separate contracts and billing relationships with the individual agencies and account for them as separate clients. However, some holding companies for these agencies may choose to exert control over the individual agencies in the future. If so, any loss of relationships with such holding companies and, consequently, of their agencies, local branches or divisions, as clients could significantly harm our business, operating results and financial condition.

If we fail to innovate and make the right investment decisions in our offerings and platform, we may not attract and retain advertisers and advertising agencies and our revenue and results of operations may decline.

        Our industry is subject to rapid and frequent changes in technology, evolving client needs and the frequent introduction by our competitors of new and enhanced offerings. We must constantly make investment decisions regarding offerings and technology to meet client demand and evolving industry standards. We may make wrong decisions regarding these investments. If new or existing competitors have more attractive offerings, we may lose clients or clients may decrease their use of our platform. New client demands, superior competitive offerings or new industry standards could require us to make unanticipated and costly changes to our platform or business model. If we fail to adapt to our rapidly changing industry or to evolving client needs, demand for our platform could decrease and our business, financial condition and operating results may be adversely affected.

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

        We have experienced significant growth in a short period of time. To manage our growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of our platform and client service may be adversely impacted if we do not train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, our rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of our platform. You should not consider our revenue growth and levels of profitability in recent periods as indicative of future performance. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

The market for programmatic buying for advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

        The substantial majority of our revenue has been derived from clients that programmatically purchase advertising inventory through our platform. We expect that spending on programmatic ad buying will continue to be our primary source of revenue for the foreseeable future, and that our revenue growth will largely depend on increasing spend through our platform. The market for programmatic ad buying is an emerging market, and our current and potential clients may not shift quickly enough to programmatic ad buying from other buying methods, reducing our growth potential. If the market for programmatic ad buying deteriorates or develops more slowly than we expect, it could reduce demand for our platform, and our business, growth prospects and financial condition would be adversely affected.

        In addition, revenue may not necessary grow at the same rate as spend on our platform. Growth in spend may outpace growth in our revenue as the market for programmatic buying for advertising matures due to a number of factors including quantity discounts and product, media, client and channel mix shifts. For example, TV advertising typically entails relatively large advertising budgets that carry a smaller fee as a percentage of spend. Growth in the use of our platform for TV advertising could impact the rate of our revenue growth relative to the rate of growth in spend on our platform. A significant change in revenue as a percentage of spend could reflect an adverse change in our business and growth prospectus. In addition, any such fluctuations, even if they reflect our strategic decisions, could cause our performance to fall below the expectations of securities analysts and investors, and adversely affect the price of our common stock.

The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

        We operate in a highly competitive and rapidly changing industry. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase revenue and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend. In addition to existing competitors and intermediaries, we may also face competition from new companies entering the market, which may include large established companies, all of which currently offer, or may in the future offer, products and services that result in additional competition for advertising spend or advertising inventory.

        Further, we derive a significant portion of our revenue from the display advertising market, which is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market which we expect will intensify in the future. We currently compete for advertising spend with large, well-established companies as well as smaller, privately-held companies. Some of our larger competitors with more resources may be better positioned to execute on advertising campaigns conducted over multiple channels such as social media, mobile and video.

        We may also face competition from companies that we do not yet know about or do not yet exist. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

        Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, allowing them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive advertiser bases and broader publisher relationships than we have, and may have longer operating histories and greater name recognition. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our platform and could result in increased pricing pressure, increased sales and marketing expense or the loss of market share.

Economic downturns and market conditions beyond our control could adversely affect our business, financial condition and operating results.

        Our business depends on the overall demand for advertising and on the economic health of advertisers that benefit from our platform. Economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, which could reduce spend though our platform and adversely affect our business, financial condition and operating results. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts' and investors' expectations.

        Our quarterly and annual operating results have fluctuated in the past and we expect our future operating results to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our operating results could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical operating results may not be necessarily indicative of our future operating results. Factors that may cause our operating results to fluctuate include the following:

  •
  changes in demand for our platform, including related to the seasonal nature of our clients' spending on digital advertising campaigns;

  •
  changes in our pricing policies, the pricing policies of our competitors and the pricing or availability of inventory, data or of other third-party services;

  •
  changes in our client base and platform offerings;

  •
  the addition or loss of advertising agencies and advertisers as clients;

  •
  changes in advertising budget allocations, agency affiliations or marketing strategies;

  •
  changes to our product, media, client or channel mix;

  •
  changes and uncertainty in the regulatory environment for us or advertisers;

  •
  changes in the economic prospects of advertisers or the economy generally, which could alter advertisers' spending priorities, or could increase the time or costs required to complete advertising inventory sales;

  •
  changes in the availability of advertising inventory through real-time advertising exchanges or in the cost of reaching end consumers through digital advertising;

  •
  disruptions or outages on our platform;

  •
  the introduction of new technologies or offerings by our competitors;

  •
  changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business;

  •
  timing differences between our payments for advertising inventory and our collection of related advertising revenue;

  •
  the length and unpredictability of our sales cycle; and

  •
  costs related to acquisitions of businesses or technologies, or employee recruiting.

        Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may, from time to time, fall below our estimates or the expectations of analysts and investors.

We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of a client agreement, making it difficult to project when, if at all, we will obtain new clients and when we will generate revenue from those clients.

        Our sales cycle, from initial contact to contract execution and implementation can take significant time. Our sales efforts involve educating our clients about the use, technical capabilities and benefits of our platform. Some of our clients undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new clients and begin generating revenue from these new clients. Even if our sales efforts result in obtaining a new client, under our usage-based pricing model, the client controls when and to what extent it uses our platform. As a result, we may not be able to add clients, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

We are subject to payment-related risks and, if our clients do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.

        Many of our contracts with advertising agencies provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser, a type of arrangement called sequential liability. Contracting with these agencies, which in some cases have or may develop higher-risk credit profiles, may subject us to greater credit risk than if we were to contract directly with advertisers. This credit risk may vary depending on the nature of an advertising agency's aggregated advertiser base. We may also be involved in disputes with agencies and their advertisers over the operation of our platform, the terms of our agreements or our billings for purchases made by them through our platform. If we are unable to collect or make adjustments to bills to clients, we could incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, financial condition and operating results. Even if we are not paid by our clients on time or at all, we are still obligated to pay for the advertising we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition would be adversely impacted.

A substantial portion of our business is from advertising agencies that do not pay us until they receive payment from the advertiser, resulting in an increased length of time between our payment for media inventory and our receipt of payment for use of our platform, and our ability to collect for non-payment may be limited to the advertiser, thereby increasing our risk of non-payment.

        Substantially all of our platform spend is from advertising agencies. We are generally contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our clients pay us on time, or at all. Additionally, while we attempt to negotiate long payment periods with our suppliers and shorter periods from our clients, we are not always successful. As a result, we often face a timing issue with our accounts payable on shorter cycles than our accounts receivables, requiring us to remit payments from our own funds, and accept the risk of bad debt.

        This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, we typically experience slow payment by advertising agencies as is common in our industry. In this regard, we had average days sales outstanding, or DSO, of 88 days, and average days payable outstanding, or DPO, of 64 days at June 30, 2016. We compute our DSO and DPO as of a given date based on our average trade receivables or trade payables, respectively, for the trailing 12-month period divided by, for DSO, average daily gross billings for the period, and for DPO, by the average daily cost of media, data and operating expenses over such period. The average trade receivables or trade payables are the average of the trade receivables or trade payables balances at the beginning and end of the 12-month period. Historically, our DSOs have fluctuated over time. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted.

        Due to this imbalance in our DSOs and DPOs, we rely on our credit facility to partially or completely fund our working capital requirements. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the credit facility in an amount sufficient to fund our working capital needs. If our cash flows and credit facility borrowings are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all. In addition, in the absence of sufficient cash flows from operations, we might be unable to meet our obligations under our credit facility and we may therefore be at risk of default thereunder. We cannot assure you that we would be able to locate additional financing or increase amounts borrowed under our existing credit facility to on commercially reasonable terms or at all.

Our business is primarily dependent on advertisers buying display advertising. A decrease in the use of display advertising would harm our business, growth prospects, financial condition and results of operations.

        Historically, our clients have predominantly used our platform to purchase display advertising inventory. We expect that display advertising will continue to be a significant channel used by our clients. Should our clients lose confidence in the value or effectiveness of display advertising, the demand for our platform could decline.

        We are working to enhance our social, native, digital radio and television offerings, including the capability to buy ads on digital television using our platform. We refer to the ability to provide offerings across these channels as omnichannel. These markets may not reach the scale of display advertising, and our omnichannel offerings may not gain market acceptance. A decrease in the use of display advertising, or our inability to further penetrate display and other advertising channels, would harm our growth prospects, financial condition and results of operations.

If our access to quality advertising inventory is diminished, our revenue could decline and our growth could be impeded.

        We must maintain a consistent supply of attractive ad inventory. Our success depends on our ability to secure quality inventory on reasonable terms across a broad range of advertising networks and exchanges, video, audio and mobile inventory, and social media platforms. The amount, quality and cost of inventory available to us can change at any time. A few inventory suppliers hold a significant portion of the programmatic inventory either generally or concentrated in a particular channel. For example, one supplier represented more than 10% of our accounts payable at June 30, 2016. In addition, we compete with companies with which we have business relationships. For example, Google is one of our largest advertising inventory suppliers in addition to being one of our competitors. If Google or a similarly situated company limits our access to advertising inventory, our business could be adversely affected. If our relationships with any of our suppliers were to cease, or if the material terms of these relationships were to change unfavorably, our business would be negatively impacted. Our suppliers are generally not bound by long-term contracts. As a result, there is no guarantee that we will have access to a consistent supply of quality inventory on favorable terms. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by us and our suppliers to prevent fraud and conduct quality assurance checks.

        Inventory suppliers control the bidding process for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that is selected through our platform and may not be able to replace inventory that is no longer made available to us.

        As new types of inventory, such as digital advertising for television, become available, we will need to expend significant resources to ensure we have access to such new inventory. Although television advertising is a large market, only a very small percentage of it is currently purchased through digital advertising exchanges. We are investing heavily in our programmatic television offering, including by increasing our workforce and by adding new features, functions and integrations to our platform. If the digital television advertising market does not grow as we anticipate or we fail to successfully serve such market, our growth prospects could be harmed.

        Our success depends on consistently adding valued inventory in a cost-effective manner. If we are unable to maintain a consistent supply of quality inventory for any reason, client retention and loyalty, and our financial condition and operating results could be harmed.

Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

        Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our clients' spending on advertising campaigns. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow and operating results from period to period.

As our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

        We have expended significant resources to grow our business in recent years by increasing the offerings of our platform, growing our number of employees and expanding internationally into several countries. We anticipate continued growth that could require substantial financial and other resources to, among other things:

  •
  develop our platform, including by investing in our engineering team, creating, acquiring or licensing new products or features, and improving the availability and security of our platform;

  •
  expand internationally by growing our sales force and client services team in an effort to increase our client base and spend through our platform, and by adding inventory and data from countries our clients are seeking;

  •
  improve our technology infrastructure, including investing in internal technology development and acquiring outside technologies;

  •
  expand our platform's reach in more expensive advertising inventory such as television;

  •
  cover general and administrative expenses, including legal, accounting and other expenses necessary to support a larger organization;

  •
  cover sales and marketing expenses, including a significant expansion of our direct sales organization;

  •
  cover expenses relating to data collection and consumer privacy compliance, including additional infrastructure, automation and personnel; and

  •
  explore strategic acquisitions.

        Investing in the foregoing, however, may not yield anticipated returns. Consequently, as our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of these material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of our common stock.

        As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which we expect will cover our year ending December 31, 2017, provide a management report on internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

        During 2015, we identified the following material weaknesses in our internal control over financial reporting:

  •
  our failure to maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements;

  •
  the absence of formalized policies and controls designed to address accounting policies and procedures across multiple processes; and

  •
  the absence of information technology general controls over certain financially significant applications and a lack of formal policies and procedures around segregation of duties.

        These material weaknesses contributed to the restatement of previously issued 2014 financial statements and material adjustments in the 2015 financial statements principally, but not limited to, the following areas: presentation of revenue, capitalization of internal use software costs, accounting for preferred stock and preferred stock warrants, allowance for doubtful accounts and stock-based compensation.

        During 2015 and 2016, we began taking steps to address the internal control deficiencies that contributed to the material weaknesses, including the following:

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  hiring of additional finance and accounting personnel with prior experience working for finance departments of public companies and technical accounting experience, supplemented by third-party resources;

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  documenting and formally assessing our accounting and financial reporting policies and procedures, and to implement segregation of duties;

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  assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records;

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  improving the compilation processes, documentation and monitoring of our critical accounting estimates; and

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  implementing processes for creating an effective and timely close process (e.g., creating a detailed daily financial close checklist for accountability, creating standard balance sheet reconciliation templates for all accounts and implementing standard compilation, documentation and review procedures for manual journal entries and balance sheet reconciliations).

        While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

        The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act will be time consuming, costly and complicated. If during the evaluation and testing process, we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We allow our clients to utilize application programming interfaces, or APIs, with our platform, which could result in outages or security breaches and negatively impact our business, financial condition and operating results.

        The use of application programming interfaces, or APIs, by our clients has significantly increased in recent years. Our APIs allow clients to build their own media buying and data management interface by using our APIs to develop custom integration of their business with our platform. The increased use of APIs increases security and operational risks to our systems, including the risk for intrusion attacks, data theft, or denial of service attacks. Furthermore, while APIs allow clients greater ease and power in accessing our platform, they also increase the risk of overusing our systems, potentially causing outages. We have experienced system slowdowns due to client overuse of our systems through our APIs. While we have taken measures intended to decrease security and outage risks associated with the use of APIs, we cannot guarantee that such measures will be successful. Our failure to prevent outages or security breaches resulting from API use could result in government enforcement actions against us, claims for damages by consumers and other affected individuals, costs associated with investigation and remediation damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and operating results.

We may experience outages and disruptions of our platform if we fail to maintain adequate security and supporting infrastructure as we scale our platform, which may harm our reputation and negatively impact our business, financial condition and operating results.

        As we grow our business, we expect to continue to invest in technology services and equipment, including data centers, network services and database technologies, as well as potentially increase our reliance on open source software. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions in our platform, any of which could negatively affect our reputation and ability to attract and retain clients. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion, our growth prospects and results of operations could be adversely affected. The steps we take to increase the reliability, integrity and security of our platform as it scales are expensive and complex, and our execution could result in operational failures and increased vulnerability to cyber-attacks. Such cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability, tricking company employees into releasing control of their systems to a hacker, or the introduction of computer viruses or malware into our systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and data from our platform. We are also vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, distribute data erroneously, or, unintentionally or intentionally, interfere with the intended operations of our platform. Moreover, we could be adversely impacted by outages and disruptions in the online platforms of our inventory and data suppliers, such as the real-time advertising exchanges. Outages and disruptions of our platform, including due to cyber-attacks, may harm our reputation and negatively impact our business, financial condition and results of operations.

Operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, financial condition and operating results.

        We depend upon the sustained and uninterrupted performance of our platform to manage our inventory supply; bid on inventory for each campaign; collect, process and interpret data; and optimize campaign performance in real time and provide billing information to our financial systems. If our platform cannot scale to meet demand, if there are errors in our execution of any of these functions on our platform, or if we experience outages, then our business may be harmed. We may also face material delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing proprietary technology and systems may become obsolete.

        Our platform is complex and multifaceted, and operational and performance issues could arise both from the platform itself and from outside factors. Errors, failures, vulnerabilities or bugs have been found in the past, and may in the future, be found. Our platform also relies on third-party technology and systems to perform properly, and our platform is often used in connection with computing environments utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, errors during upgrades or patches, discrepancies in costs billed versus costs paid, unanticipated volume overwhelming our databases, server failure, or catastrophic events affecting one or more server farms. While we have built redundancies in our systems, full redundancies do not exist. Some failures will shut our platform down completely, others only partially. Partial failures, which we have experienced in the past, could result in unauthorized bidding, cessation of our ability to bid or deliver impressions or deletion of our reporting, in each case resulting in unanticipated financial obligations or impact.

        Operational and performance issues with our platform could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our platform, increased costs or loss of revenue, loss of the ability to access our platform, loss of competitive position or claims by clients for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which may adversely affect our financial condition and operating results.

Legislation and regulation of online businesses, including privacy and data protection regimes, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our platform or business model, which may have a material adverse effect on our business.

        U.S. and foreign governments have enacted or are considering enacting legislation related to digital advertising and we expect to see an increase in, or changes to, legislation and regulation related to our industry, including the use of geo-location data to inform advertising, the collection and use of non-identifiable or identifiable Internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy-related regulation. Additionally, industry groups in the United States, such as the Digital Advertising Alliance, or DAA, and the Network Advertising Initiative, or NAI, and their international counterparts have self-regulatory guidelines to which we have agreed to adhere. Such legislation and regulation could cause us to incur unexpected compliance costs and adversely affect demand for our platform, or otherwise harm our business, results of operation and financial condition.

        For instance, a wide variety of local, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer (including transfer across national boundaries) and other processing of data collected from or about consumers and devices. While we have not collected data that is traditionally considered personal data, such as an individual's name, email address, address, phone numbers, social security numbers, or credit card numbers, we typically do collect and store IP addresses and other device identifiers, which are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. Evolving definitions of what is considered personal data within the European Union and elsewhere, or personally identifying or identifiable information within the United States, as well as significant changes in the privacy regime in the European Union, have in the past and may cause us in the future to change our business practices, require significant changes to our backend configuration, increase operating costs, or limit our ability to operate or expand our business.

        We take commercially reasonable measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer privacy protections with respect to such information, including conducting third-party audits of our privacy practices and review our privacy policy. Such measures, however, may not always be effective and may not identify data security or privacy related risks or inadequate or inappropriate practices we have used or adopted.

        Additionally, as the advertising industry evolves, and new ways of collecting, combining and using data are created, governments may enact legislation that could result in our having to re-design features or functions of our platform, therefore incurring unexpected compliance costs. For example, the Federal Trade Commission, or the FTC, has examined, and likely will continue to examine, the privacy issues that arise as marketers track consumers across several devices, otherwise known as cross-device tracking. The FTC may promulgate regulations regarding cross-device tracking, may encourage legislation governing these practices, or may determine that it has sufficient enforcement under Section 5 of the Federal Trade Commission Act to investigate companies engaging in cross-device tracking.

        While we contractually prohibit our clients and inventory and data suppliers from supplying personally identifiable information or other sensitive information to our system, we may inadvertently receive such information, which may result in us breaching privacy-related legislation or regulations. Additionally, we have contractual obligations to indemnify and hold harmless some of our clients and suppliers for the costs or consequences of our failure to comply with privacy-related legislation and regulations, which may be triggered by such inadvertent ingestion of personally identifiable information in our platform.

        In addition to government regulation, the DAA and NAI, and other privacy advocates and industry groups, may propose new and different self-regulatory standards that either legally or contractually apply to us. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our clients' ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our client base and increase our revenue. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, contractual obligations and other obligations relating to privacy and data protection are still uncertain, it is possible that these laws and other obligations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited.

        Data protection and privacy concerns are an important part of the programmatic advertising buying industry. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit use of our platform by current and future clients. For example, claims or adverse publicity could result from the perception of pharmaceuticals or medical advertisements targeting conditions. Our failure or perceived failure to comply with applicable laws and regulations could result in enforcement actions against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and operating results.

If the use of "third-party cookies" is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance may decline and we may lose advertisers and revenue.

        Internet advertising relies on the use of "cookies," pixels and other similar technology, which are small text files placed on an Internet user's computer. To provide our platform, we utilize "third-party cookies," which are cookies owned and used by parties other than the owners of the website visited by the Internet user. Our cookies record non-personal information, such as when an Internet user views an ad, clicks on an ad or visits one of our advertiser's websites through a browser while the cookie is active. We use cookies to help us achieve our advertisers' campaign goals, to help us ensure that the same Internet user does not unintentionally see the same advertisement, to report aggregate information to our advertisers regarding the performance of their advertising campaigns and to detect and prevent fraudulent activity throughout our network of inventory. We also use data from cookies, which enable websites to collect information from users, to help our clients decide whether to bid on, and how to price, an opportunity to place an advertisement in a specific location, at a given time, in front of a particular Internet user. Without cookie data, our clients would bid on advertising without sufficient insight into activity that has taken place through an Internet user's browser. Consequently, lack of cookie data may compromise the ability to determine which inventory to purchase for a specific campaign, and undermine the effectiveness of our platform.

        Cookies may be deleted or blocked by Internet users who do not want information to be collected about them. The most commonly used Internet browsers—Chrome, Firefox, Internet Explorer and Safari—allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Additionally, the Safari browser currently blocks third-party cookies by default and the browser provider Mozilla, which publishes the Firefox browser, has announced its intent to block third-party cookies by default in future versions of its browser. In addition, Internet users can also delete cookies from their computers at any time. Some Internet users also download free or paid ad blocking software that prevents third-party cookies from being stored on a user's computer. Additionally, the DAA, NAI and our company have certain opt-out mechanisms for users to opt out of the collection of their information via cookies. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, or restrictions are imposed by advertisers and publishers, there are changes in technology or new developments in laws, regulations or industry standards around cookies, our business could be harmed.

        In addition, in the EU, Directive 2009/136/EC, commonly referred to as the "Cookie Directive," directs EU member states to ensure that accessing information on an Internet user's computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have adopted and implemented, and may continue to adopt and implement, legislation that negatively impacts the use of cookies for online advertising. Limitations on the use or effectiveness of cookies, whether imposed by EU member state implementations of the Cookie Directive or otherwise, may impact the performance of our platform. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data. We may not be able to develop, implement or acquire additional tools that compensate for the lack of cookie data. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Potential "Do Not Track" standards or government regulation could limit our access to the user data that informs the advertising campaigns we run and, as a result, undermine the effectiveness of our platform.

        As the use of cookies has received ongoing media attention over the past several years, some government regulators and privacy advocates have suggested creating a "Do Not Track" standard that would allow Internet users to express a preference, independent of cookie settings in their browser, not to have their online browsing activities tracked. Similar standards are being set at device-level so that activities on mobile devices, including browsing and app uses, are not tracked. The FTC has issued a staff report criticizing the advertising industry's self-regulatory efforts as too slow and lacking adequate consumer protections, emphasizing a need for simplified notice, choice and transparency to the consumer regarding the collection, use and sharing of data, and suggested implementing a "Do Not Track" browser setting that allows consumers to choose whether or not to allow tracking of their online browsing activities. The major Internet browsers have implemented some version of a "Do Not Track" setting. Internet Explorer 10, for instance, includes a "Do Not Track" setting that is selected by default. The potential regulatory and self-regulatory landscape is inherently uncertain at this point in time, as there is no definition of tracking, no consensus regarding what message is conveyed by a "Do Not Track" setting and no industry standards regarding how to respond to a "Do Not Track" preference. The World Wide Web Consortium, or W3C, chartered a "Tracking Protection Working Group" in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups and consumer advocacy organizations, to create a voluntary "Do Not Track" standard for the World Wide Web. The group has yet to agree upon a standard and has considered disbanding due to uncertainty regarding the implementation of a "Do Not Track" standard. Despite the lack of consensus in this arena, the FTC has suggested that it will pursue legislation if the industry cannot agree upon a standard. If a "Do Not Track" browser setting is adopted by many Internet users or if a "Do Not Track" standard imposed by state or federal legislation, or agreed upon by standard setting groups, prohibits us from using non-personal data as we currently do, we may have to change our business practices, our clients may reduce their use of our platform, and our business, financial condition and operating results could be adversely affected.

Failure to comply with industry self-regulation could harm our brand, reputation and business.

        We have committed to comply with the NAI's Code of Conduct and the DAA's Self-Regulatory Principles for Online Behavioral Advertising in the United States, as well as similar self-regulatory principles in Europe and Canada adopted by the local Digital Advertising Alliance. Our efforts to comply with these self-regulatory principles include offering Internet users notice and transparency when advertising is served to them based, in part, on browsing data recorded by cookies. We also offer Internet users the ability to opt out of receiving interest-based advertisements. If we make mistakes in our implementation of these principles, or if self-regulatory bodies expand these guidelines or government authorities issue different guidelines regarding Internet-based advertising, or our opt out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we may, as a result, be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us, or investigations, even if meritless, could be costly and time consuming, require us to change our business practices, cause us to divert management's attention and our resources and be damaging to our brand, reputation and business.

Our failure to meet content and inventory standards and provide services that our advertisers and inventory suppliers trust, could harm our brand and reputation and negatively impact our business, financial condition and operating results.

        We do not provide or control either the content of the advertisements we serve or that of the websites providing the inventory. Advertisers provide the advertising content and inventory suppliers provide the inventory. Both advertisers and inventory suppliers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their brands, or illegal and they are hesitant to spend money without guaranteed brand security. Additionally, advertisers may seek to display advertising campaigns in jurisdictions that do not permit such advertising (for example, pharmaceutical advertising is not permitted in many countries). Consequently, our reputation depends in part on providing services that our advertisers and inventory suppliers trust, and we have contractual obligations to meet content and inventory standards. We contractually prohibit the misuse of our platform by agencies (and their advertiser clients) and inventory suppliers. Additionally, we use our proprietary technology and third-party services to, and we participate in industry co-ops that work to, detect malware and other content issues as well as click fraud (whether by humans or software known as "bots") and to block fraudulent inventory, including "tool bar" inventory, which is inventory that appears within an application and displaces any advertising that would otherwise be displayed on the website. Despite such efforts, our clients may inadvertently purchase inventory that proves to be unacceptable for their campaigns, in which case, we may not be able to recoup the amounts paid to inventory suppliers. Preventing and combating fraud is an industry-wide issue that requires constant vigilance, and we cannot guarantee that we will be fully successful in doing so. There are other means we could use, such as human review of content we serve, that some of our competitors undertake, but because our platform is self-service, and because such means are cost-intensive, we do not utilize all means available to decrease this risk. We may provide access to inventory that is objectionable to our advertisers or we may serve advertising that contains malware or objectionable content to our inventory suppliers, which could harm our or our clients' brand and reputation, and negatively impact our business, financial condition and operating results.

If we fail to offer sufficient client training and support, our business and reputation would suffer.

        Because we offer a self-serve platform, client training and support is important for the successful marketing and continued use of our platform and for maintaining and increasing spend through our platform from existing and new clients. Providing this training and support requires that our platform operations personnel have specific domain knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations due to the extensive training required. The importance of high-quality client service will increase as we expand our business and pursue new clients. If we are not responsive and proactive regarding our clients' advertising needs, or do not provide effective support for our clients' advertising campaigns, our ability to retain our existing clients would suffer and our reputation with existing or potential clients would be harmed, which would negatively impact our business.

If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to, or do not perform as we expect, our business, financial condition and operating results could be harmed.

        We depend on various technology, software, products and services from third parties or available as open source, including for critical features and functionality of our platform, data centers and API technology, payment processing, payroll and other professional services. For example, in order for clients to target ads in ways they desire and otherwise optimize and verify campaigns, our platform must have access to data regarding Internet user behavior and reports with demographic information regarding Internet users. Identifying, negotiating, complying with and integrating with third-party terms and technology are complex, costly and time-consuming matters. Failure by third-party providers to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their products or services, could materially and adversely impact our platform, our administrative obligations or other areas of our business. Having to replace any third-party providers or their technology, products or services could result in outages or difficulties in our ability to provide our services. For example, we rely upon third-party co-location providers for our data centers, and we are dependent on these third parties to provide continuous power, cooling, Internet connectivity and physical and technological security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume some hosting responsibilities ourselves. In addition, even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could therefore result in a loss of revenue. If we are unsuccessful in establishing or maintaining our relationships with our third-party providers or otherwise need to replace them, internal resources may need to be diverted and our business, financial condition and operating results could be harmed.

We face potential liability and harm to our business based on the human factor of inputting information into our platform.

        Campaigns are set up using several variables available to our clients on our platform. While our platform includes several checks and balances, it is possible for human error to result in significant over-spending. The system requires a daily cap at the ad group level. We also provide for the client to input daily and overall caps at the advertising inventory campaign level at their discretion. Additionally, we set a credit limit for each user so that they cannot spend beyond the level of credit risk we are willing to accept. Despite these protections, the ability for overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a client with a high credit limit enters into the wrong daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. While our client contracts state that clients are responsible for media purchased through our platform, we are ultimately responsible for paying the inventory providers and we may be unable to collect for such issues.

International expansion subjects us to additional costs and risks that can adversely affect our business, financial condition and operating results.

        International expansion subjects us to many challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems and commercial infrastructures. We have a limited operating history outside of the United States, and our ability to manage our business and conduct our operations internationally requires considerable attention and resources.

        We currently have sales personnel in the United Kingdom, Australia, Germany, South Korea, Singapore, Japan, and Hong Kong, and we anticipate expanding our international operations in the future, including in China, Indonesia and potentially other countries that score low on the Corruption Perceptions Index, or CPI, of the Transparency International. Our sales organization outside the United States is substantially smaller than our sales organization in the United States. To the extent we are unable to effectively engage with non-U.S. advertising agencies or international divisions of U.S. agencies due to our limited sales force capacity, we may be unable to effectively grow in international markets.

        Approximately 7% of our gross spend in 2015 was derived from outside of the United States. Our international operations subject us to a variety of additional risks, including:

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  increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

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  long payment cycles;

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  potential complications in enforcing contracts and collections;

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  increased financial accounting and reporting burdens and complexities;

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  concerns regarding negative, unstable or changing economic conditions in the countries and regions where we operate;

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  increased administrative costs and risks associated with compliance with local laws and regulations, including relating to privacy and data security;

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  regulatory and legal compliance, including with anti-bribery laws, import and export control laws, economic sanctions and other regulatory limitations or obligations on our operations;

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  heightened risks of unfair or corrupt business practices and of improper or fraudulent sales arrangements;

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  difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;

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  difficulties in repatriating or transferring funds from or converting currencies;

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  administrative difficulties, costs and expenses related to various local languages, cultures and political nuances;

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  varied labor and employment laws, including those relating to termination of employees;

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  reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

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  compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.

        We may incur significant operating expenses as a result of our international expansion, and it may not be successful. Our international business also subjects us to the impact of global and regional recessions and economic and political instability, differing regulatory requirements, costs and difficulties in managing a distributed workforce, potentially adverse tax consequences in the United States and abroad and restrictions on the repatriation of funds to the United States. In addition, advertising markets outside of the United States are not as developed as those within the United States, and we may be unable to grow our business sufficiently. Our failure to manage these risks and challenges successfully could materially and adversely affect our business, financial condition and operating results.

Exposure to foreign currency exchange rate fluctuations could negatively impact our operating results.

        While the majority of the transactions through our platform are denominated in U.S. dollars, we have transacted in foreign currencies for both inventory and for payments by clients from use of our platform, including the Canadian dollar, British Pound, the Euro, Singapore Dollar, Indonesian Rupiah, Japanese Yen and Australian Dollar. Given our anticipated international growth, we expect the number of transactions in foreign currencies to continue to grow in the future. While we do require a fee from our clients that pay in non-U.S. currency, this fee may not always cover foreign currency exchange rate fluctuations. We currently have a program to hedge exposure to foreign currency fluctuations. However, the use of hedging instruments may not be available for all currencies, or may not always offset losses resulting from foreign currency exchange rate fluctuations. Moreover, the use of hedging instruments can itself result in losses if we are unable to structure effective hedges with such instruments.

Future acquisitions, strategic investments or alliances could disrupt our business and harm our business, financial condition and operating results.

        We may in the future explore potential acquisitions of companies or technologies, strategic investments, or alliances to strengthen our business. However, we have limited experience in acquiring and integrating businesses, products and technologies. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Acquisitions involve numerous risks, any of which could harm our business, including:

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  regulatory hurdles;

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  anticipated benefits may not materialize;

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  diversion of management time and focus from operating our business to addressing acquisition integration challenges;

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  retention of employees from the acquired company;

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  cultural challenges associated with integrating employees from the acquired company into our organization;

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  integration of the acquired company's accounting, management information, human resources and other administrative systems;

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  the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

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  coordination of product development and sales and marketing functions;

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  liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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  litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

        Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could harm our business, financial condition and operating results.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which may in turn impair our growth.

        We intend to continue to grow our business, which will require additional capital to develop new features or enhance our platform, improve our operating infrastructure, finance working capital requirements or acquire complementary businesses and technologies. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to secure additional funding on favorable terms, or at all, when we require it, our ability to continue to grow our business to react to market conditions could be impaired and our business may be harmed.

Our credit facility contains operating and financial covenants that restrict our business and financing activities.

        Our credit facility contains restrictions that limit our flexibility in operating our business. In March 2016, we entered into a loan and security agreement with a syndicate led by Citibank, N.A., which we refer to as our credit facility. Subject to certain customary conditions, we have access to borrow up to $125.0 million aggregate principal amount of revolver borrowings. The amount of borrowing availability under the credit facility is based on our accounts receivable balance, reduced by certain reserves. At the entry into the credit facility, we incurred $50.8 million in revolver borrowings, which were used to repay our 2015 loan facility. Our credit facility also contains various covenants that limit our ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit our ability to, among other things:

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  restrict our ability to sell assets or make changes to the nature of our business;

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  engage in mergers or acquisitions;

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  incur, assume or permit to exist additional indebtedness and guarantees;

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  make restricted payments, including paying dividends on, repurchasing, redeeming or making distributions with respect to our capital stock;

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  make specified investments;

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  engage in transactions with our affiliates; and

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  make payments in respect of subordinated debt.

        In addition, our credit facility contains a fixed charge coverage ratio which requires us to maintain a certain ratio of our earnings to principal and interest payable under the credit facility in a given period. Our obligations under the credit facility are collateralized by a pledge of substantially all of our assets, including accounts receivable, deposit accounts, intellectual property, investment property and equipment. The covenants in our credit facility may limit our ability to take actions and, in the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate the commitment to extend further credit and foreclose on the collateral granted to them to collateralize such indebtedness, which includes our intellectual property. In addition, if we fail to meet the required covenants, we will not have access to further draw-downs under the credit facility.

Our future success depends on the continuing efforts of our key employees, including Jeff T. Green and David R. Pickles, and our ability to attract, hire, retain and motivate highly skilled employees in the future.

        Our future success depends on the continuing efforts of our executive officers and other key employees, including our two founders, Jeff T. Green, our chief executive officer, and David R. Pickles, our chief technology officer. We rely on the leadership, knowledge and experience that our executive officers provide. They foster our corporate culture, which has been instrumental to our ability to attract and retain new talent. We also rely on employees in our product development, support and sales teams to attract and keep key clients.

        The market for talent in our key areas of operations, including California, is intensely competitive, which could increase our costs to attract and retain talented employees. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. New employees often require significant training and, in many cases, take significant time before they achieve full productivity. Our account managers, for instance, need to be trained quickly on the features of our platform since failure to offer high-quality support may adversely affect our relationships with our clients. Technology companies like ours compete to attract the best talent. Additionally, we have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting and retaining international employees.

        Employee turnover, including changes in our management team, could disrupt our business. None of our founders or other key employees has an employment agreement for a specific term, and any of our employees may terminate his or her employment with us at any time. The loss of one or more of our executive officers, especially our two founders, or our inability to attract and retain highly skilled employees could have an adverse effect on our business, financial condition and operating results.

Our management team has limited experience managing a public company.

        Most members of our management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we will now be subject to relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our transition to being a public company. These new obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

If we do not effectively grow and train our sales and support teams, we may be unable to add new clients or increase sales to our existing clients and our business will be adversely affected.

        We are substantially dependent on our sales and support teams to obtain new clients and to increase spend by our existing clients. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Due to the complexity of our platform, new hires require significant training and it may take significant time before they achieve full productivity. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new clients or increasing our existing clients' spend with us, our business will be adversely affected.

Our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business, operating results and financial condition could be harmed.

        We have experienced and may continue to experience rapid expansion of our employee ranks. We had 296 employees in the United States and 91 employees outside the United States as of June 30, 2016, compared to 181 employees in the United States and 46 employees outside the United States as of June 30, 2015. We believe our corporate culture has been a key element of our success. However, as our organization grows, it may be difficult to maintain our culture, which could reduce our ability to innovate and operate effectively. The failure to maintain the key aspects of our culture as our organization grows could result in decreased employee satisfaction, increased difficulty in attracting top talent, increased turnover and could compromise the quality of our client service, all of which are important to our success and to the effective execution of our business strategy. In the event we are unable to maintain our corporate culture as we grow to scale, our business, operating results and financial condition could be harmed.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and harming our business.

        We rely upon a combination of trade secrets, third-party confidentiality and non-disclosure agreements, additional contractual restrictions on disclosure and use, and trademark, copyright and other intellectual property laws to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. We currently have "The Trade Desk, Inc." registered as a trademark or pending registration in the United States and certain foreign countries. We also rely on copyright laws to protect computer programs related to our platform and our proprietary technologies, although to date we have not registered for statutory copyright protection. We have registered numerous Internet domain names in the United States related to our business in order to protect our proprietary interests. We endeavor to enter into agreements with our employees and contractors in order to limit access to and disclosure of our proprietary information, as well as to clarify rights to intellectual property associated with our business. Protecting our intellectual property is a challenge, especially after our employees or our contractors end their relationship with us, and, in some cases, decide to work for our competitors. Our contracts with our employees and contractors that relate to intellectual property issues generally restrict the use of our confidential information solely in connection with our services, and strictly prohibit reverse-engineering. However, reverse engineering our software or the theft or misuse of our proprietary information could occur by employees or contractors who have access to our technology. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies.

        Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. If we are unable to protect our proprietary rights (including in particular, the proprietary aspects of our platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

We may be sued by third parties for alleged infringement of their proprietary rights, which would result in additional expense and potential damages.

        There is significant patent and other intellectual property development activity in the digital advertising industry. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our offerings. Our success depends on the continual development of our platform. From time to time, we may receive claims from third parties that our platform and underlying technology infringe or violate such third parties' intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. The cost of defending against such claims, whether or not the claims have merit, is significant, regardless of whether we are successful in our defense, and could divert the attention of management, technical personnel and other employees from our business operations. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Additionally, we may be obligated to indemnify our clients or inventory and data suppliers in connection with any such litigation. If we are found to infringe these rights, we could potentially be required to cease utilizing portions of our platform. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. Alternatively, we could be required to pay royalty payments, either as a one-time fee or ongoing, as well as damages for past use that was deemed to be infringing. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

We face potential liability and harm to our business based on the nature of our business and the content on our platform.

        Advertising often results in litigation relating to copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through our platform. Though we contractually require agencies to represent to us that they have the rights necessary to serve advertisements through our platform, we do not independently verify whether we are permitted to deliver, or review the content of, such advertisements. If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. While our clients are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to settlement costs, we may be responsible for our own litigations costs, which can be extensive.

We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

        We are subject to anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the CPI by Transparency International, and increase our use of third parties such as sales agents, distributors, resellers or consultants, our risks under these laws will increase. We adopt appropriate policies and procedures and conduct training, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions and/or sanctions could have a material negative impact on our business, operating results and financial condition.

We are subject to governmental economic sanctions requirements and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

        As a U.S. company, we are subject to U.S. export control and economic sanctions laws and regulations, and we are required to export our technology and services in compliance with those laws and regulations, including the U.S. Export Administration Regulations and economic embargo and trade sanction programs administered by the Treasury Department's Office of Foreign Assets Control. U.S. economic sanctions and export control laws and regulations prohibit the shipment of specified products and services to countries, governments and persons targeted by U.S. sanctions. While we are currently taking precautions to prevent doing any business, directly or indirectly, with countries, governments and persons targeted by U.S. sanctions and to ensure that our technology and services are not exported or used by countries, governments and persons targeted by U.S. sanctions, such measures may be circumvented. There can be no assurance that we will be in compliance with U.S. export control or economic sanctions laws and regulations in the future. Any such violation could result in significant criminal or civil fines, penalties or other sanctions and repercussions, including reputational harm that could materially adversely impact our business.

        Furthermore, if we export our technology, the exports may require authorizations, including a license, a license exception or other appropriate government authorization. Complying with export control and sanctions regulations may be time-consuming and may result in the delay or loss of opportunities.

        In addition, various countries regulate the import of encryption technology, including the imposition of import permitting and licensing requirements, and have enacted laws that could limit our ability to offer our platform or could limit our clients' ability to use our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets or prevent our clients with international operations from deploying our platform globally. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export our technology and services to, existing or potential clients with international operations. Any decreased use of our platform or limitation on our ability to export our platform would likely adversely affect our business operations and financial results.

The market growth forecasts included in this prospectus may prove to be inaccurate and, even if the market in which we compete achieves forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

        Market growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to expected growth in the digital advertising and real-time buying markets may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our tax liabilities may be greater than anticipated.

        The U.S. and non-U.S. tax laws applicable to our business activities are subject to interpretation. We are subject to audit by the Internal Revenue Service and by taxing authorities of the state, local and foreign jurisdictions in which we operate. Our tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value, and use our intellectual property, the jurisdictions in which we operate, how tax authorities assess revenue-based taxes such as sales and use taxes, the scope of our international operations and the value we ascribe to our intercompany transactions. Taxing authorities may challenge our tax positions and methodologies for valuing developed technology or intercompany arrangements, as well as our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. Any adverse outcomes of such challenges to our tax positions could result in additional taxes for prior periods, interest and penalties, as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. An increase in our tax expense could have a negative effect on our financial position and results of operations. Moreover, the determination of our provision for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Although we believe we will make reasonable estimates and judgments, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could materially affect our financial position and results of operations.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        The market price of equity securities of technology companies has historically experienced high levels of volatility. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. Following the completion of our initial public offering, the market price of our Class A common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

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  announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

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  price and volume fluctuations in the overall stock market from time to time;

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  significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

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  fluctuations in the trading volume of our shares or the size of our public float;

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  actual or anticipated changes or fluctuations in our operating results;

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  whether our operating results meet the expectations of securities analysts or investors;

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  actual or anticipated changes in the expectations of investors or securities analysts;

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  litigation involving us, our industry, or both;

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  regulatory developments in the United States, foreign countries, or both;

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  general economic conditions and trends;

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  major catastrophic events;

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  lockup releases or sales of large blocks of our common stock;

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  departures of key employees; or

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  an adverse impact on the company from any of the other risks cited herein.

        In addition, if the stock market for technology companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial blocks of our common stock into the public market after this offering, including when "lock-up" or "market standoff" periods end, or the perception that such sales might occur, could cause the market price of our common stock to decline.

        Sales of substantial blocks of our common stock into the public market after this offering, including when "lock-up" or "market standoff" periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of June 30, 2016, upon completion of this offering, we will have 38,226,819 shares of common stock outstanding (assuming no exercise of the underwriters' option to purchase additional shares). All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our "affiliates" as defined in Rule 144 under the Securities Act.

        Subject to exceptions described under the caption "Underwriting," we, all of our directors and officers, the selling stockholders and substantially all of the other holders of our capital stock and securities convertible into, or exchangeable for, our capital stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Citigroup for a period of 180 days from the date of this prospectus. Participants in our Directed Share Program that are not directors, officers or employees of us have also entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 30 days following the date of this prospectus without the prior written consent of Citigroup. When the applicable lock-up period expires, we, our directors and officers and locked-up stockholders will be able to sell shares into the public market.

        The underwriters may, in their sole discretion, permit our directors and officers and locked-up stockholders to sell shares prior to the expiration of the restrictive provisions contained in the "lock-up" agreements with the underwriters. In addition, we may, in our sole discretion, permit our employees and current stockholders who are subject to market standoff agreements or arrangements with us and who are not subject to a lock-up agreement with the underwriters to sell shares prior to the expiration of the restrictive provisions contained in those market standoff agreements or arrangements.

        Based on shares outstanding as of June 30, 2016, holders of up to approximately 32,555,652 shares, or 85%, of our common stock after this offering (assuming no exercise of the underwriters' option to purchase additional shares), will have rights to require us to file registration statements covering the sale of such shares or to include such shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

        The market price of our Class A common stock could decline as a result of the sale of substantial blocks of our common stock into the public market after this offering, or the perception that such sales might occur.

Insiders will continue to have substantial control over our company after this offering, including as a result of the dual class structure of our common stock, which could limit your ability to influence the outcome of key decisions, including a change of control.

        Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees, and directors and their affiliates, will together hold approximately 99% of the voting power of our outstanding capital stock following our initial public offering (assuming no exercise of the underwriters' option to purchase additional shares). Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. These stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Their interests may differ from yours and they may vote in a manner that is adverse to your interests. This ownership concentration may deter, delay or prevent a change of control of our company, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.

        Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as transfers effected for estate planning or charitable purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. For a description of the dual class structure, see the section captioned "Description of Capital Stock—Anti-Takeover Provisions."

We cannot assure you that an active trading market for our Class A common stock will develop or, if developed, that any such market will be sustained, and we cannot predict the market price at which our Class A common stock will trade in the future.

        We cannot assure you that an active trading market for our Class A common stock will develop or, if developed, that any such market will be sustained. The initial public offering price of our Class A common stock will be determined by negotiations with the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business. We cannot predict the market price at which our Class A common stock will trade in the future.

We have broad discretion in the use of net proceeds that we receive in this offering and we may not use them effectively.

        We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including working capital, funding the expansion of our business, including expanding our sales and marketing programs, and making investments in our technology and development teams to support the development of new applications and features for, and enhancements of, our platform. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or make any investments. Our management will have broad discretion in the application of the net proceeds, including possible acquisitions of, or investments in, businesses or technologies. The failure by our management to apply these funds effectively could harm our business, financial condition and operating results.

The requirements of being a public company may strain our resources, divert our management's attention and affect our ability to attract and retain qualified board members.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

        We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we fail to maintain or implement effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business and the per share price of our common stock.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

        Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

        We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an "emerging growth company," as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

        Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our common stock.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        For so long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an "emerging growth company," which could be as long as five full fiscal years following the completion of this offering. Investors may find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

        The trading market for our Class A common stock will partially depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our charter documents and Delaware law could discourage takeover attempts and other corporate governance changes.

        Our certificate of incorporation and bylaws that will be in effect upon completion of this offering, each of which we will submit to our pre-IPO stockholders for approval in connection with this offering, contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include the following provisions:

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  permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

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  provide that our board of directors will be classified into three classes with staggered, three year terms and that directors may only be removed for cause;

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  require super-majority voting to amend certain provisions in our certificate of incorporation and bylaws;

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  authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

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  eliminate the ability of our stockholders to call special meetings of stockholders;

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  specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, or our chief executive officer;

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  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

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  provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

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  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

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  prohibit cumulative voting in the election of directors;

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  restrict the forum for certain litigation against us to Delaware;

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  permit our board of directors to alter our bylaws without obtaining stockholder approval;

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  reflect the dual class structure of our common stock, as discussed above; and

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  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

        In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose other forums for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or our stockholders owed to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect our business, financial condition or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

  •
  our future financial and operating results;

  •
  our ability to maintain an adequate rate of revenue growth;

  •
  our business plan and our ability to effectively manage our growth and associated investments;

  •
  our ability to attract and retain advertisers and advertising agencies;

  •
  our ability to further penetrate our existing client base;

  •
  our ability to maintain a consistent supply of quality advertising inventory;

  •
  our ability to maintain our competitive technological advantages against competitors in our industry;

  •
  our expectations concerning the advertising industry and, in particular, the market for programmatic ad purchasing;

  •
  our ability to timely and effectively adapt our existing technology and to maintain and increase the reliability, integrity, redundancy and security of our platform;

  •
  our ability to introduce new offerings and bring them to market in a timely manner;

  •
  our lengthy sales cycle and payment related risks;

  •
  our ability to maintain, protect and enhance our brand and intellectual property;

  •
  our ability to continue to expand internationally;

  •
  the effects of increased competition in our market and our ability to compete effectively;

  •
  our plans to use the proceeds from this offering;

  •
  costs associated with defending intellectual property infringement and other claims;

  •
  our expectations concerning relationships with third parties;

  •
  our ability to attract and retain qualified employees and key personnel while maintaining our corporate culture;

  •
  future acquisitions of or investments in complementary companies or technologies;

  •
  the effects of seasonal trends on, and fluctuations in, our results of operations; and

  •
  our ability to comply with evolving legal and industry standards and regulations, particularly concerning data protection and consumer privacy.

        We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned "Risk Factors" and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

        In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

 MARKET, INDUSTRY AND OTHER DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports from various sources, including those set forth below, assumptions that we have made based on such data and our knowledge of the market for our platform. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

  •
  Magna Global, Global Programmatic Ad Spend to Reach $37 Billion by 2019 (September 2015).

  •
  IDC, Worldwide New Media Market Model, 2Q16: Worldwide and U.S. Data (July 2016).

  •
  IDC, Programmatic TV Advertising: Bigger than RTB by 2019, sponsored by us (August 2015).

        In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $61.1 million, based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us and/or the selling stockholders will be approximately $70.9 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds that we receive from this offering by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $14.0 million, assuming that the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including working capital, funding the expansion of our business, including expanding our sales and marketing programs, and making investments in our technology and development teams to support the development of new applications and features for, and enhancements of, our platform. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or make any such investments.

        On March 30, 2016, we paid off all remaining principal and interest due under our previous 2015 credit facility. Pursuant to the terms of this facility, upon the occurrence of our initial public offering, we remain obligated to pay the lenders a fee of $750,000. We intend to satisfy this obligation with the net proceeds to us from this offering.

        We will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government- and investment-grade debt securities and money market funds.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the terms of our credit facility contains restrictions on our ability to pay dividends. For further information regarding our credit facility, see the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility," "Risk Factors—Risks Related to Our Business and Industry—Our credit facility contains operating and financial covenants that restrict our business and financing activities," and the notes to our audited consolidated financial statements in this prospectus.

CAPITALIZATION

        The following table sets forth cash and our capitalization as of June 30, 2016 on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to (1) the reclassification of all outstanding shares of our common stock into an aggregate of 11,035,426 shares of Class B common stock in connection with this offering, (2) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,078,638 shares of Class B common stock in connection with this offering, (3) the conversion of warrants to purchase 1,382,505 shares of convertible preferred stock into warrants to purchase 460,834 shares of Class B common stock and the net exercise of such warrants resulting in the issuance of 446,088 shares of Class B common stock based upon an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) and the reclassification of the preferred stock warrant liabilities to additional paid-in capital, and (4) the filing and effectiveness of our amended and restated certificate of incorporation prior to the consummation of this offering; and

  •
  a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above and (1) the issuance and sale by us of 4,666,667 shares of Class A common stock in this offering at an assumed initial public offering price of the Class A common stock of $15.00 per share, the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the payment by us of the $750,000 fee that we are obligated to pay to the lenders of our previous 2015 credit facility in connection with this offering.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash	$37,610	$37,610	$99,712

Long-term debt, net of current portion	$56,623	$56,623	$56,623
Convertible preferred stock warrant liabilities	7,943	—	—
Convertible preferred stock, $0.000001 par value; 80,021,127 shares authorized, 66,235,964 shares issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	83,241	—	—
Stockholders' equity (deficit):
Preferred stock, $0.000001 par value; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.000001 par value, 142,000,000 shares authorized, 11,035,426 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.000001 par value; no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 4,666,667 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, $0.000001 par value; no shares authorized, issued and outstanding, actual; 95,000,000 shares authorized, 33,560,152 shares issued and outstanding, pro forma; 95,000,000 shares authorized, 33,560,152 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	452	91,636	152,736
Accumulated deficit	(28,742)	(28,742)	(29,492)

Total stockholders' equity (deficit)	(28,290)	62,894	123,244

Total capitalization	$119,517	$119,517	$179,867

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of our Class A common stock of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash, and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of cash, and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $14.0 million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted column in the table above excludes the following, in each case as of June 30, 2016:

  •
  an aggregate of 5,057,961 shares of Class B common stock issuable upon the exercise of outstanding options under our 2010 Plan and 2015 Plan, with a weighted-average exercise price of approximately $1.55 per share;

  •
  shares of Class A common stock, subject to annual increase, reserved for future grant or issuance under our 2016 Plan, which will become effective upon the completion of this offering, consisting of:

  •
  4,000,000 shares of Class A common stock reserved under our 2016 Plan, and

  •
  an additional number of shares of Class A common stock equal to the number of shares of Class B common stock subject to outstanding awards under the 2015 Plan as of the effective date of the 2016 Plan and which are forfeited or lapse unexercised thereafter; and

  •
  any exercise of the underwriters' option to purchase additional shares.

 DILUTION

        If you invest in our Class A common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the net tangible book value per share of our common stock after this offering. As of June 30, 2016, we had a historical net tangible book value of $51.6 million, or $4.67 per share of common stock. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on such date. Our pro forma net tangible book value at June 30, 2016, before giving effect to this offering, was $59.5 million, or $1.77 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

  •
  the reclassification of all outstanding shares of our common stock into an aggregate of 11,035,426 shares of Class B common stock in connection with this offering;

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,078,638 shares of Class B common stock in connection with this offering;

  •
  the conversion of warrants to purchase 1,382,505 shares of convertible preferred stock into warrants to purchase 460,834 shares of Class B common stock and the net exercise of such warrants resulting in the issuance of 446,088 shares of common stock based upon an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) and the reclassification of the preferred stock warrant liabilities to additional paid-in capital; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation prior to the consummation of this offering.

        After giving effect to the sale of 4,666,667 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the payment by us of the $750,000 fee that we are obligated to pay to the lenders of our previous 2015 credit facility in connection with this offering, our pro forma as adjusted net tangible book value at June 30, 2016 would have been approximately $122.1 million, or $3.19 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.42 per share to existing stockholders and an immediate dilution of $11.81 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of June 30, 2016	$4.67
Pro forma decrease in net tangible book value per share	(2.90)

Pro forma net tangible book value per share as of June 30, 2016	1.77
Increase in pro forma net tangible book value per share attributable to new investors	1.42

Pro forma as adjusted net tangible book value per share after this offering		3.19

Dilution per share to investors in this offering		$11.81

        A $1.00 increase (decrease) in the assumed initial public offering price of our Class A common stock of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our pro forma as adjusted net tangible book value per share after this offering by $0.11, and would increase (decrease) dilution per share to new investors in this offering by $0.89, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.28 per share and decrease (increase) the dilution to new investors by approximately $0.28 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters fully exercise their option to purchase additional shares and all such shares are sold by the Company, pro forma as adjusted net tangible book value after this offering would increase to approximately $0.19 per share, and there would be an immediate dilution of approximately $0.19 per share to investors in this offering.

        To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

        The following table shows, as of June 30, 2016, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except per share amounts and percentages):

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	33,560	88%	$86,676	55%	$2.58
New investors	4,667	12	70,000	45	15.00

Total	38,227	100%	$156,676	100%	$4.10

        Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 32,860,152 shares, or 86% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 5,366,667 shares, or 14% of the total number of shares of our common stock outstanding after this offering, assuming that the underwriters exercise their option to purchase additional shares in full and that the selling stockholders sell all of such shares to the underwriters.

        The above table and discussion include no shares of Class A common stock and 33,560,152 shares of Class B common stock (in each case, on an as-converted basis) outstanding as of June 30, 2016 and exclude, in each case as of June 30, 2016:

  •
  an aggregate of 5,057,961 shares of Class B common stock issuable upon the exercise of outstanding options under our 2010 Plan and 2015 Plan, with a weighted-average exercise price of approximately $1.55 per share;

  •
  shares of Class A common stock, subject to annual increase, reserved for future grant or issuance under our 2016 Plan, which will become effective upon the completion of this offering, consisting of:

  •
  4,000,000 shares of Class A common stock reserved under our 2016 Plan,

    •
    an additional number of shares of Class A common stock equal to the number of shares of Class B common stock subject to outstanding awards under the 2015 Plan as of the effective date of the 2016 Plan and which are forfeited or lapse unexercised thereafter; and

  •
  any exercise of the underwriters' option to purchase additional shares.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and the selected consolidated balance sheet data as of June 30, 2016 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with that used to prepare our audited annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for the fair statement of the condensed consolidated financial statements.

        You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$44,548	$113,836	$42,410	$77,560
Operating expenses(1):
Platform operations	12,559	22,967	9,642	16,195
Sales and marketing	14,590	26,794	11,692	19,682
Technology and development	7,250	12,819	5,096	10,402
General and administrative	9,385	13,276	5,177	12,851

Total operating expenses	43,784	75,856	31,607	59,130

Income from operations	764	37,980	10,803	18,430
Total other expense, net	1,707	8,125	1,436	6,524

Income (loss) before income taxes	(943)	29,855	9,367	11,906
Provision for (benefit from) income taxes	(948)	13,926	3,693	5,348

Net income	$5	$15,929	$5,674	$6,558

Net income (loss) attributable to common stockholders(2)	$—	$8,764	$5,470	$(40,651)

Earnings (loss) per share—basic(2):	$—	$0.85	$0.54	$(3.74)

Earnings (loss) per share—diluted(2)	$—	$0.39	$0.15	$(3.74)

Pro forma earnings per share—basic(2)		$0.68		$0.34

Pro forma earnings per share—diluted(2)		$0.60		$0.30

Non-GAAP Financial and Operating Data:
Adjusted EBITDA(3)	$5,683	$39,159	$11,105	$20,073

Gross spend(4)	$211,266	$552,325	$200,013	$404,815

Gross billings(5)	$201,804	$529,975	$192,990	$389,245

	As of December 31,
			As of June 30, 2016
	2014	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$17,315	$4,047	$37,610
Accounts receivable, net	78,364	191,943	236,737
Total assets	102,238	210,231	294,951
Accounts payable	58,293	108,461	164,296
Long-term debt, net of current portion	16,493	45,918	56,623
Total liabilities	80,372	171,885	240,000
Convertible preferred stock	27,997	24,204	83,241
Total stockholders' equity (deficit)	(6,131)	14,142	(28,290)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Platform operations	$14	$71	$17	$39
Sales and marketing	50	127	54	117
Technology and development	909	85	29	114
General and administrative	3,572	91	35	122

Total	$4,545	$374	$135	$392

  See Note 11 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements in this prospectus for more information regarding stock-based compensation expense.

(2)
See Note 3 to our audited consolidated financial statements and Note 3 to our unaudited condensed consolidated financial statements in this prospectus for more information regarding earnings (loss) per share—basic and diluted and pro forma earnings per share—basic and diluted.

(3)
In addition to our results determined in accordance with generally accepted accounting principles, or GAAP, we believe that Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our business. The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Net income	$5	$15,929	$5,674	$6,558
Add back (deduct):
Depreciation and amortization expense	680	1,828	693	1,653
Stock-based compensation expense	4,545	374	135	392
Interest expense	843	1,141	421	1,317
Change in fair value of preferred stock warrant liabilities	558	5,961	489	4,805
Provision for (benefit from) income taxes	(948)	13,926	3,693	5,348

Adjusted EBITDA	$5,683	$39,159	$11,105	$20,073

  We use Adjusted EBITDA as a measure of operational efficiency to understand and evaluate our core business operations. We believe that Adjusted EBITDA is useful to investors for period to period comparisons of our core business. Accordingly, we believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

  Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

  •
  although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect: (a) changes in, or cash requirements for, our working capital needs; (b) the potentially dilutive impact of stock-based compensation; or (c) tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

  Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income and our GAAP financial results.

(4)
Gross spend includes the value of a client's purchases through the platform plus our platform fee, which is a percentage of a client's purchases through the platform. We review gross spend for internal management purposes to assess market share and scale and to plan for optimal levels of support for our clients. Some companies in our industry report revenue on a gross basis or use similar metrics, so tracking our gross spend allows us to compare our results to the results of those companies. Gross spend does not represent our revenue reported on a GAAP basis. Our gross spend is influenced by the volume and characteristics of bids for advertising inventory won through our platform. We expect our revenue as a percentage of gross spend, which is sometimes referred to as take rate, to fluctuate due to the types of services and features selected by our clients through our platform and certain volume discounts. We track gross spend based on the location of our office servicing the respective clients. Other companies, including companies in our industry, may calculate gross spend or similarly titled measures differently, which reduces its usefulness as a comparative measure.

(5)
Gross billings represents the amount we invoice our clients, net of allowances. As some of our clients have payment relationships directly with advertising inventory suppliers for the amount of advertising inventory the clients purchase through our platform, we do not invoice these clients for this spend, and we only invoice such clients for the data, other services and our platform fee. Accordingly, gross billings are less than gross spend and represent gross spend, less platform discounts and less the value of advertising and data that our clients purchase directly from publishers through our platform. We report revenue on a net basis which represents gross billings net of amounts we pay suppliers for the cost of advertising inventory, data and add-on features. We expect our revenue as a percentage of gross billings to fluctuate due to the types of services and features selected by our clients through our platform and certain volume discounts. We review gross billings for internal management purposes to adequately plan for our working capital needs and monitor collection risk. We track gross billings based on the billing address of the client. In many cases, international clients are serviced from our United States offices resulting in gross billings exceeding gross spend for international clients.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes to the consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations, and involve risks and uncertainties. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the captions "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        We are a technology company that empowers ad buyers. We provide a self-service platform that enables our clients to purchase and manage data-driven digital advertising campaigns using their own teams. Our platform allows clients to manage integrated advertising campaigns across various advertising formats, including display, video and social, and on a multitude of devices, including computers, mobile devices and connected TV, an approach that we refer to as omnichannel.

        Our company was founded in 2009 by two pioneers of programmatic advertising buying who were motivated to allow buyers of advertising to precisely target audiences with the most relevant and highest performing ads. We commercially launched our platform in May 2011. Since launch, we have also extended our platform to address additional advertising formats. In 2011, approximately 100% of gross spend on our platform was for display advertising compared to 57% in 2015, with the remainder derived from mobile, video and social. We had 137 clients at the beginning of 2014 and we added 121 additional clients (net of any lost clients) during that year. We had 258 clients at the beginning of 2015 and we added 131 additional clients (net of any lost clients) during that year.

        Our clients are the advertising agencies and other service providers for advertisers. By aligning our business with buyers we avoid inherent conflicts of interest that exist when serving both the buy and sell-side, which we believe helps us build trust with our clients. We provide our platform through a self-service, browser based user interface and also enable clients to customize and build their own features and reports on our platform through our application programming interfaces. After adding a client through our sales team or an in-bound request, we teach clients how to use our platform to design and execute advertising campaigns independently.

        We generate revenue by charging our clients a platform fee based on a percentage of a client's total spend on advertising, data and other features through our platform, the total of which we refer to as gross spend. We enter into ongoing master service agreements with our clients as opposed to episodic insertion orders. To further align our interests with those of our clients, we do not buy advertising inventory in order to resell it to our clients for a profit.

        The growing digitization of media and fragmentation of audiences has increased the complexity of advertising, and thereby increased the need for automation in ad buying, which we provide on our platform. In order to grow, we will need to continue to develop our platform's programmatic capabilities and advertising inventory. We believe that key opportunities include our ongoing expansion into video and television ad inventory and continuing development of our data usage and advertising targeting capabilities.

        We believe that our revenue as a percentage of gross spend, which is sometimes referred to as take rate, may fluctuate from period to period due to a number of factors, such as changes in the proportion of spend represented by our larger customers with the lowest platform fees, our clients' use of platform features and volume discounts. We expect that our revenue as a percentage of gross spend will fluctuate and may decrease in the future, especially as we introduce and as our clients select new platform features, expand our omnichannel capabilities, extend our reach to TV inventory and add additional clients whose businesses may have different underlying business models.

        We believe that growth of the programmatic advertising market is important for our ability to grow our business. Adoption of programmatic advertising by advertisers allows us to acquire new clients and grow revenue from existing clients. Although our clients include some of the largest advertising agencies in the world, we believe there is significant room for us to expand further within these clients and gain a larger amount of their advertising spend through our platform. We also believe that the industry trends noted above will lead to advertisers adopting programmatic advertising through platforms such as ours.

        Similarly, the adoption of programmatic advertising by inventory owners and content providers allows us to expand the volume and type of advertising inventory that we present to our clients. For example, we have expanded our native advertising offerings through our recent integrations with supply-side partners.

        We plan to invest for long-term growth. We anticipate that our operating expenses will increase significantly in the foreseeable future as we invest in platform operations and technology and development to enhance our product features, including programmatic buying of television ad inventory, and in sales and marketing to acquire new clients and reinforce our relationships with existing clients. In addition, we expect to continue making investments in our infrastructure, including our information technology, financial and administrative systems and controls, to support our operations.

        In addition, we believe the markets outside of the United States offer an opportunity for growth, and we intend to make additional investments in sales and marketing and product development to expand in these markets, including China, where we are making significant investments in launching our platform and growing our team. Gross spend on our platform outside the United States was $17 million in 2014 and $36 million in 2015.

        We believe that these investments will contribute to our long-term growth, although they may negatively impact profitability in the near term.

        Our business model has allowed us to grow significantly and achieve profitability. Our revenue was $44.5 million in 2014 and $113.8 million in 2015, representing a year over year increase of 156%. Our net income was $5,000 in 2014 and $15.9 million in 2015, and our Adjusted EBITDA was $5.7 million in 2014 and $39.2 million in 2015. Our revenue was $42.4 million for the six months ended June 30, 2015 and $77.6 million for the six months ended June 30, 2016, representing a period over period increase of 83%. Our net income was $5.7 million for the six months ended June 30, 2015 and $6.6 million for the six months ended June 30, 2016, and our Adjusted EBITDA was $11.1 million for the six months ended June 30, 2015 and $20.1 million for the six months ended June 30, 2016. Adjusted EBITDA is a non-GAAP financial measure. For information on how we compute Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income on a GAAP basis, see footnote 3 in the section captioned "Selected Consolidated Financial Data."

Factors Affecting Our Performance

  Growth in and Retention of Client Spend

        Our recent growth has been driven by expanding our share of spend by our existing clients and adding new clients. Our clients include some of the largest advertising agencies in the world and we believe there is significant room for us to expand further within these clients. As a result, future revenue growth depends upon our ability to retain our existing clients and to gain a larger amount of their advertising spend through our platform.

        In order to analyze the contribution to the growth of our business driven by the increase in gross spend from pre-existing clients, we measure annual gross spend for the set of clients, or cohort, that commenced spending on our platform in a specific year relative to subsequent periods. As illustrated in the following chart, the gross spend from each of our cohorts has increased over subsequent periods. Annual gross spend represents the value of a client's purchases through the platform plus our platform fee, which is a percentage of a client's purchases, through the platform, for each year. We believe that the trends reflected above are illustrative of the value of our client base; however, over time we will likely lose clients from each cohort, clients may spend less on our platform and the growth rate of gross spend may change. Any such change could have a significant negative impact on gross spend and operating results.

  Ability to Expand our Omnichannel Reach, Including Television and Digital Radio

        We enable the purchase of advertising inventory in a wide variety of formats. Although display advertising represented 57% of our gross spend in 2015, non-display advertising such as mobile, video and social are significant and increasing components of our gross spend. Non-display gross spend increased from approximately $66 million in 2014 to $237 million in 2015 and from $78 million for the first half of 2015 to $198 million for the first half of 2016. Our future growth will depend on our ability to maintain and grow the inventory of, and spend on, other channels. In addition, we believe that our ability to integrate and offer television and digital radio advertising inventory for purchase through our platform, and in particular our ability to manage the increased costs that will accompany these purchases, will impact the future growth of our business.

  Growth of the Programmatic Advertising Market

        Our operating results and prospects will be impacted by the overall adoption of programmatic advertising by inventory owners and content providers, as well as advertisers and the agencies and service providers that represent them. Programmatic advertising has grown rapidly in recent years, and any acceleration, or slowing, of this growth would affect our operating and financial performance. In addition, even if the programmatic advertising market continues to grow at its current rate, our ability to position ourselves within the market will impact the future growth of our business.

  Development of International Markets

        We have recently increased our focus on markets outside the United States to serve the global needs of our clients. We believe that the global opportunity for programmatic advertising is significant, and should continue to expand as publishers and advertisers outside the United States seek to adopt the benefits that programmatic advertising provides. To capitalize on this opportunity, we intend to continue to invest to grow our presence internationally, including in China and Indonesia, where we have not historically operated to date. Our growth and the success of our initiatives in newer markets will depend on the continued adoption of our platform by our existing clients, as well as new clients, in these markets.

  Seasonality

        In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects our highest level of advertising activity and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

        We have one primary business activity and operate in one operating and reportable segment.

  Revenue

        We generate revenue from clients who enter into agreements with us to use our platform to purchase advertising inventory, data and other add-on features.

        We report revenue on a net basis which represents gross billings net of amounts we pay suppliers for the cost of advertising inventory, data and add-on features. Our accounts receivable are recorded at the amount of gross billings to clients, net of allowances, for the amounts we are responsible to collect, and our accounts payable are recorded at the amount payable to suppliers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

        See "Critical Accounting Policies and Estimates—Revenue Recognition" for a description of our revenue recognition policies.

  Operating Expenses

        We classify our operating expenses into the following four categories:

        Platform Operations.    Platform operations expense consists of expenses related to hosting our platform and providing support to our clients. Platform operations expense includes hosting costs, personnel costs, amortization of capitalized software costs for the development of our platform and allocated overhead. Personnel costs included in platform operations include salaries, bonuses, stock-based compensation, and employee benefit costs, and are primarily attributable to personnel who provide our clients with support using our platform and the network operations group that supports our platform. We capitalize certain costs associated with the development of our platform and amortize these costs in platform operations over their estimated useful lives. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Many of the expenses included in platform operations do not increase or decrease proportionately with increases or decreases in our revenue. We expect platform operations expenses to increase in absolute dollars in future periods as we continue to experience increased volumes of transactions through our platform and hire additional personnel to support our clients.

        Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salaries, bonuses, stock-based compensation, employee benefits costs and commission costs for our sales and marketing personnel. Sales and marketing expense also includes costs for market development programs, advertising, promotional and other marketing activities, and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Commissions costs are expensed as incurred.

        Our sales organization focuses on marketing our platform to increase its adoption by existing and new clients. We are also focused on expanding our international business by growing our sales teams in countries in which we currently operate, as well as establishing a presence in additional countries. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods. Sales and marketing expense as a percentage of revenue may fluctuate from period to period based on revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over periods and are impacted by the revenue seasonality in our industry and business.

        Technology and Development.    Our technology and development expense consists primarily of personnel costs, including salaries, bonuses, stock-based compensation and employee benefits costs, third party consultant costs associated with the ongoing development and maintenance of our platform, amortization of capitalized third party software used in the development of our platform and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as capitalized software development costs included in other assets, non-current on our consolidated balance sheet. We amortize capitalized software development costs relating to our platform to platform operations expense.

        We believe that continued investment in our platform is critical to attaining our strategic objectives and long-term growth. We therefore expect technology and development expense to increase as we continue to invest in the development of our platform to support additional features and functions, increase the number of advertising and data inventory suppliers and ramp up the volume of advertising spending on our platform. Our development efforts also include additional platform functionality to support our international expansion. We also intend to invest in technology to further automate our business processes.

        General and Administrative.    Our general and administrative expense consists primarily of personnel costs, including salaries, bonuses, stock-based compensation, and employee benefits costs associated with our executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, bad debt expense and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount.

        We expect to continue to invest in corporate infrastructure and incur additional expenses associated with the transition to and operation as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with developing the requisite infrastructure required for internal controls. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

  Other Expense, Net

        Interest Expense.    Interest expense is mainly related to our debt, which carries a variable interest rate.

        Change in Fair Value of Convertible Preferred Stock Warrant Liabilities.    As of June 30, 2016, we had two outstanding warrants to purchase shares of our convertible preferred stock. These convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. In connection with the closing of this offering, the warrants will convert into warrants to purchase shares of common stock. We will no longer be required to re-measure the value of any converted common stock warrants after this offering, and therefore, no further charges or credits related to such warrants will be made to other expense, net.

        Foreign Currency Exchange Loss, Net.    Foreign currency exchange loss, net consists primarily of gains and losses on foreign currency transactions. We have foreign currency exposure related to our accounts receivable and, to a much lesser extent, accounts payable that are denominated in currencies other than the U.S. Dollar, principally the Canadian Dollar, British Pound, the Euro, Singapore Dollar, Indonesian Rupiah, Japanese Yen and Australian Dollar.

  Provision for (Benefit from) Income Taxes

        The provision for (benefit from) income taxes consists primarily of federal, state, and foreign income taxes. Our income tax provision may be significantly affected by changes to our estimates for tax in jurisdictions in which we operate and other estimates utilized in determining the global effective tax rate. Actual results may also differ from our estimates based on changes in economic conditions. Such changes could have a substantial impact on the income tax provision. We reevaluate the judgments surrounding our estimates and make adjustments, as appropriate, each reporting period.

        Our effective tax rate differs from the U.S. federal statutory income tax rate due to state taxes, fair value adjustments associated with our warrant liabilities, federal and foreign tax rate differences, research and development tax credits, non-deductible stock-based compensation and adjustments to our valuation allowance.

        Realization of our deferred tax assets is dependent primarily on the generation of future taxable income. In considering the need for a valuation allowance, we consider our historical, as well as future, projected taxable income along with other objectively verifiable evidence. Objectively verifiable evidence includes our realization of tax attributes, assessment of tax credits and utilization of net operating loss carryforwards during the year.

        In 2014, we released all of our valuation allowance previously established against our U.S. net deferred tax assets of $2.2 million. Our decision to release the valuation allowance on our U.S. deferred tax assets was due to, among other reasons, our three-year cumulative pre-tax income adjusted for permanent items realized in U.S. jurisdictions and significant forecasted U.S. taxable income.

Results of Operations

        The following tables set forth our consolidated results of operations and our consolidated results of operations as a percentage of revenue for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Revenue	$44,548	$113,836	$42,410	$77,560
Operating expenses:
Platform operations	12,559	22,967	9,642	16,195
Sales and marketing	14,590	26,794	11,692	19,682
Technology and development	7,250	12,819	5,096	10,402
General and administrative	9,385	13,276	5,177	12,851

Total operating expenses	43,784	75,856	31,607	59,130

Income from operations	764	37,980	10,803	18,430
Total other expense, net	1,707	8,125	1,436	6,524

Income (loss) before income taxes	(943)	29,855	9,367	11,906
Provision for (benefit from) income taxes	(948)	13,926	3,693	5,348

Net income	$5	$15,929	$5,674	$6,558

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(as a percentage of revenue*)
Revenue	100%	100%	100%	100%
Operating expenses:
Platform operations	28	20	23	21
Sales and marketing	33	24	28	25
Technology and development	16	11	12	13
General and administrative	21	12	12	17

Total operating expenses	98	67	75	76

Income from operations	2	33	25	24
Total other expense, net	4	7	3	8

Income (loss) before income taxes	(2)	26	22	15
Provision for (benefit from) income taxes	(2)	12	9	7

Net income	—	14%	13%	8%

*
Percentages may not sum due to rounding.

Comparison of the Six Months Ended June 30, 2015 and 2016

  Revenue

	Six Months Ended June 30,
	2015	2016	$ Change	% Change
	(in thousands, except percentages)
Revenue	$42,410	$77,560	$35,150	83%

        The increase in revenue was primarily due to a 102% increase in gross spend on our platform. Gross spend on our platform by existing clients added on or before June 30, 2015 increased by 81% in the aggregate during the six months ended June 30, 2016 over the six months ended June 30, 2015, and these existing clients represented 88% of the total gross spend during the six months ended June 30, 2016. During the six months ended June 30, 2015, 54% of existing clients added on or before June 30, 2014 increased their gross spend on our platform and their average increase in gross spend was approximately $0.8 million. During the six months ended June 30, 2016, 53% of existing clients added on or before June 30, 2015 increased their gross spend on our platform and their average increase in gross spend was approximately $1.2 million. Revenue as a percentage of gross spend in the aggregate may fluctuate from period to period based on our client mix and the extent to which clients utilize our platform's features.

  Platform Operations

	Six Months Ended June 30,
	2015	2016	$ Change	% Change
	(in thousands, except percentages)
Platform operations	$9,642	$16,195	$6,553	68%
Percent of revenue	23%	21%

        The increase in platform operations expense was primarily due to an increase in hosting costs of $4.5 million and an increase in personnel costs of $1.6 million. The increase in hosting costs was primarily attributable to supporting the increased use of our platform by our clients. The increase in personnel costs was primarily due to an increase in headcount for our client support team.

  Sales and Marketing

	Six Months Ended June 30,
	2015	2016	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$11,692	$19,682	$7,990	68%
Percent of revenue	28%	25%

        The increase in sales and marketing expense was primarily due to an increase in personnel costs of $4.1 million and an increase in marketing expenses of $3.0 million. The increase in personnel costs was primarily due to an increase in sales and marketing headcount in order to support our sales efforts and to continue to develop and maintain relationships with our clients. The increase in marketing expenses was mainly related to our participation in industry events, tradeshows and related public relations activities.

  Technology and Development

	Six Months Ended June 30,
	2015	2016	$ Change	% Change
	(in thousands, except percentages)
Technology and development	$5,096	$10,402	$5,306	104%
Percent of revenue	12%	13%

        The increase in technology and development expense was primarily due to an increase in personnel costs of $3.6 million and an increase in facilities costs of $1.0 million. The increase in personnel costs was primarily due to an increase in headcount, which reflects our continued hiring of engineers to maintain and support our technology and development efforts. The increase in facilities costs was due to additional lease costs for premises to support our higher headcount.

  General and Administrative

	Six Months Ended June 30,
	2015	2016	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$5,177	$12,851	$7,674	148%
Percent of revenue	12%	17%

        The increase in general and administrative expense was primarily due to an increase in personnel costs of $3.2 million, an increase in professional services fees of $2.6 million, and an increase in contractor and temporary staff costs of $1.2 million. The increase in personnel costs, professional services fees, and contractor and temporary staff costs was primarily related to finance and legal services to support our growth and for preparation of an initial public offering.

  Other Expense, Net

	Six Months Ended June 30,
	2015	2016	$ Change
	(in thousands)
Interest expense	$421	$1,317	$896
Change in fair value of preferred stock warrant liabilities	489	4,805	4,316
Foreign currency exchange loss, net	526	402	(124)

Total other expense, net	$1,436	$6,524	$5,088

        The increase in the fair value of our convertible preferred stock warrant liabilities was primarily due to an increase in the valuation of our preferred stock. The increase in interest expense was primarily attributable to an increase in our debt borrowings and the write-off of deferred debt issuance costs upon extinguishment of our prior debt facility.

  Provision for Income Taxes

	Six Months Ended June 30,
	2015	2016	$ Change
	(in thousands)
Provision for income taxes	$3,693	$5,348	$1,655

        Our effective income tax rate for the six months ended June 30, 2015 and 2016 was 39.4% and 44.9%, respectively. The increase in the effective income tax rate for the six months ended June 30, 2016 as compared to the corresponding period in 2015 was primary due to higher non-deductible preferred stock warrant expense.

Comparison of the Years Ended December 31, 2014 and 2015

  Revenue

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
Revenue	$44,548	$113,836	$69,288	156%

        The increase in revenue was primarily due to a 161% increase in gross spend on our platform. Gross spend on our platform by existing clients added prior to 2015 increased by 135% in the aggregate in 2015, and these existing clients represented 88% of the total gross spend in 2015. In 2014, 57% of existing clients added prior to 2014 increased their gross spend on our platform and their average increase in gross spend was approximately $1.0 million. In 2015, 59% of existing clients added prior to 2015 increased their gross spend on our platform and their average increase in gross spend was approximately $2.0 million. Revenue as a percentage of gross spend in the aggregate may fluctuate from period to period based on our client mix and the extent to which clients utilize our platform's features.

  Platform Operations

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
Platform operations	$12,559	$22,967	$10,408	83%
Percent of revenue	28%	20%

        Platform operations expense in 2015 increased primarily due to increases of $5.7 million in hosting costs and $3.3 million in personnel costs. The increase in hosting costs was primarily attributable to supporting the increased use of our platform by our clients. The increase in personnel costs was primarily due to an increase in headcount for our client support team.

  Sales and Marketing

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$14,590	$26,794	$12,204	84%
Percent of revenue	33%	24%

        The increase in sales and marketing expense in 2015 was primarily due to increases of $9.0 million in personnel costs and $2.5 million in marketing expenses. The increase in personnel costs was primarily due to an increase in sales and marketing headcount in order to support our sales efforts and to continue to develop and maintain relationships with our clients. The increase in marketing expenses was mainly related to our participation in industry events, tradeshows and related public relations activities.

  Technology and Development

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
Technology and development	$7,250	$12,819	$5,569	77%
Percent of revenue	16%	11%

        The increase in technology and development expense in 2015 was primarily due to an increase in personnel costs of $5.6 million which was partially offset by a decrease in stock-based compensation expense of $0.8 million primarily associated with the repurchase of common stock from our founders concurrent with our Series B preferred stock financing in February 2014. The increase in personnel costs was primarily due to an increase in headcount, which reflects our continued hiring of engineers to maintain and support our technology and development efforts. The increase in personnel costs was also partially offset by the amount of software development costs that are capitalized, which were $0.8 million in 2014 and $1.8 million in 2015. The capitalized software development costs were primarily attributable to the development of features and additional platform functionality. These capitalized software development costs are amortized over the estimated useful life of the underlying technology and are included in platform operations expenses.

  General and Administrative

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$9,385	$13,276	$3,891	41%
Percent of revenue	21%	12%

        The increase in general and administrative expense in 2015 was primarily due to an increase in personnel costs, excluding stock-based compensation, of $3.6 million, an increase in professional services fees of $1.9 million and an increase in bad debt expense of $0.4 million, partially offset by a reduction in stock compensation expense of $3.5 million primarily associated with the repurchase of common stock from our founders, concurrent with our Series B preferred stock financing in February 2014. The increase in personnel costs was primarily due to increased headcount. The increase in headcount and third-party professional services fees was primarily related to finance and legal services to support our growth and for preparation for an initial public offering. The increase in bad debt expense reflected the growth of our client base and increase in our accounts receivable.

  Other Expense, Net

	Year Ended December 31,
	2014	2015	$ Change
	(in thousands)
Interest expense	$843	$1,141	$298
Change in fair value of preferred stock warrant liabilities	558	5,961	5,403
Foreign currency exchange loss, net	316	1,020	704
Other (income) expense	(10)	3	13

Total other expense, net	$1,707	$8,125	$6,418

        The increase in other expense, net in 2015 primarily related to the increase of $5.4 million in the fair value of our convertible preferred stock warrant liabilities due to the increase in the valuation of our preferred stock from December 31, 2014 to December 31, 2015. In addition, foreign currency exchange losses increased by $0.7 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 related to increased volume of foreign currency denominated transactions and fluctuations in exchange rates, primarily the Canadian Dollar relative to the U.S. Dollar from January 1, 2015 to December 31, 2015.

  Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2014	2015	$ Change
	(in thousands)
Provision for (benefit from) income taxes	$(948)	$13,926	$14,874

        We had an effective income tax benefit of 100.5% in 2014 compared to an effective income tax rate of 46.6% in 2015. The effective tax rate in 2014 of 100.5% versus the federal statutory income tax rate of 34% was primarily due to non-deductible stock based compensation, offset by the release of our valuation allowance in U.S. jurisdictions. The difference between the effective tax rate in 2015 of 46.6% and the federal statutory income tax rate of 35% was mainly due to state taxes, net of federal benefit, and a change in the fair value of our warrant liabilities.

Quarterly Results of Operations

        The following tables set forth our quarterly unaudited consolidated statements of operations data in dollars and as a percentage of revenue for each of the ten quarters in the period ended June 30, 2016. We have prepared the quarterly unaudited consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair statement of this data. This information should be read together with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands)
Revenue	$6,508	$8,381	$11,187	$18,472	$17,958	$24,452	$28,768	$42,658	$30,378	$47,182
Operating expenses:
Platform operations	2,308	3,096	3,364	3,791	4,521	5,121	5,968	7,357	7,513	8,682
Sales and marketing	2,672	3,631	3,640	4,647	4,967	6,725	6,838	8,264	8,431	11,251
Technology and development	2,130	1,434	1,578	2,108	2,279	2,817	3,411	4,312	4,639	5,763
General and administrative	4,752	1,213	1,522	1,898	2,529	2,648	3,359	4,740	6,399	6,452

Total operating expenses	11,862	9,374	10,104	12,444	14,296	17,311	19,576	24,673	26,982	32,148

Income (loss) from operations	(5,354)	(993)	1,083	6,028	3,662	7,141	9,192	17,985	3,396	15,034
Total other expense, net	238	402	365	702	730	706	1,376	5,313	5,264	1,260

Income (loss) before income taxes	(5,592)	(1,395)	718	5,326	2,932	6,435	7,816	12,672	(1,868)	13,774
Provision for (benefit from) income taxes	3,325	829	(428)	(4,674)	1,145	2,548	3,211	7,022	(828)	6,176

Net income (loss)	$(8,917)	$(2,224)	$1,146	$10,000	$1,787	$3,887	$4,605	$5,650	$(1,040)	$7,598

        The following table sets forth our unaudited consolidated results of operations for the specified periods as a percentage of our revenue for those periods.

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(as a percentage of revenue*)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Operating expenses:
Platform operations	35	37	30	21	25	21	21	17	25	18
Sales and marketing	41	43	33	25	28	28	24	19	28	24
Technology and development	33	17	14	11	13	12	12	10	15	12
General and administrative	73	14	14	10	14	11	12	11	21	14

Total operating expenses	182	112	90	67	80	71	68	58	89	68

Income (loss) from operations	(82)	(12)	10	33	20	29	32	42	11	32
Total other expense, net	4	5	3	4	4	3	5	12	17	3

Income (loss) before income taxes	(86)	(17)	6	29	16	26	27	30	(6)	29
Provision for (benefit from) income taxes	51	10	(4)	(25)	6	10	11	16	(3)	13

Net income (loss)	(137)%	(27)%	10%	54%	10%	16%	16%	13%	(3)%	16%

*
Percentages may not sum due to rounding.

        The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP. For more information as to the limitations of using non-GAAP measurements, see footnote 3 in the section captioned "Selected Consolidated Financial Data."

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands)
Net income (loss)	$(8,917)	$(2,224)	$1,146	$10,000	$1,787	$3,887	$4,605	$5,650	$(1,040)	$7,598
Add back (deduct):
Depreciation and amortization expense	96	146	161	277	323	370	430	705	819	834
Stock-based compensation expense	4,450	26	32	37	56	79	116	123	159	233
Interest expense	165	128	137	413	194	227	295	425	835	482
Change in fair value of preferred stock warrant liabilities	44	201	152	161	155	334	673	4,799	4,383	422
Provision for (benefit from) income taxes	3,325	829	(428)	(4,674)	1,145	2,548	3,211	7,022	(828)	6,176

Adjusted EBITDA	$(837)	$(894)	$1,200	$6,214	$3,660	$7,445	$9,330	$18,724	$4,328	$15,745

        The following table summarizes the gross spend and gross billings for the periods presented. For a definition of gross spend and gross billings, see footnotes 4 and 5 of the section captioned "Selected Consolidated Financial Data" above.

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands)
Gross spend	$31,617	$40,755	$52,859	$86,035	$83,154	$116,859	$137,066	$215,246	$162,279	$242,536
Gross billings	29,547	38,660	50,441	83,156	80,266	112,724	131,399	205,586	155,724	233,521

        Over the periods presented, we have experienced a growth trend in gross spend, gross billings and revenue subject to the seasonal factors described in "Factors Affecting Our Performance—Seasonality." The results for the three months ended March 31, 2014 included compensation expense resulting from the repurchase of common stock from our founders as described in our audited consolidated financial statements included elsewhere in this prospectus. The absolute increase in general and administrative expense during the three months ended September 30, 2015, December 31, 2015 and March 31, 2016, as well as the sequential increase in general and administrative expense as a percentage of revenue for the three months ended March 31, 2016, was primarily related to the increased headcount and third-party finance and legal services to support our growth and for preparation of an initial public offering. While we may experience revenue seasonality which drives quarterly fluctuations in our costs as a percentage of revenue period to period, we generally expect that over the long term, operating expenses as a percentage of revenue will decline due to the leverage inherent in our business model. The increases in the other expense, net during the three months ended December 31, 2015 and March 31, 2016 primarily related to the increase in the fair value of our convertible preferred stock warrant liabilities due to the increases in the valuations of our preferred stock. Furthermore, during the three months ended December 31, 2014, we released the valuation allowance of $2.2 million on our deferred tax assets due to, among other reasons, three years of cumulative pre-tax income adjusted for permanent items realized in U.S. jurisdictions, and significant forecasted U.S. taxable income.

Liquidity and Capital Resources

        We have financed our operations and capital expenditures primarily through sales of convertible preferred stock, incurrence of debt and cash generated from operations. Between our inception in November 2009 and June 30, 2016, we generated aggregate proceeds of $88 million from the sale of convertible preferred stock and used an aggregate of $59 million to purchase shares of our capital stock. At June 30, 2016, we had cash of $37.6 million and net working capital, consisting of current assets less current liabilities, of $105.4 million.

        We believe our existing cash and cash flow from operations, together with the proceeds from this offering and our undrawn balance under our credit facility will be sufficient to meet our working capital requirements for at least the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under "Risk Factors."

        In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.

        There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives. In addition, if our operating performance during the next 12 months is below our expectations, our liquidity and ability to operate our business could be adversely affected.

  Revolving Credit Facility

        In March 2016, we entered into an asset-based senior secured credit facility with a syndicate led by Citibank, N.A., pursuant to which we may incur up to $125.0 million aggregate principal amount of revolver borrowings. Under certain circumstances, the available revolver borrowings may be increased by an additional $50.0 million. The amount of borrowing availability under the credit facility is based on our accounts receivable balance, reduced by reserves. At the entry into the credit facility, we incurred $50.8 million in revolver borrowings which were primarily used to repay borrowings under our prior debt facility. As of June 30, 2016, our outstanding principal balance under this revolving credit facility was $55.8 million.

        Borrowed funds bear interest, dependent on our time and method of borrowing, at an annual rate of either a Base Rate or a LIBOR rate, plus an applicable margin ("Base Rate Borrowings" and "LIBOR Rate Borrowings"). The Base Rate is defined as a fluctuating interest rate equal to the greatest of (1) the Federal Funds rate plus 0.5%, (2) the Prime Rate, and (3) one month LIBOR rate plus 2.0%. The applicable margin is defined as a rate between 0.5% to 1.0% for Base Rate advances and between 1.5% and 2.0% for LIBOR advances, depending on the amount of monthly average excess availability on the facility. The fee for undrawn amounts ranges from 0.25% to 0.30%. Interest is payable either (a) monthly for Base Rate Borrowings or (b) the last day of the Interest Period applicable for LIBOR Rate Borrowings. At June 30, 2016, all borrowings were designated LIBOR Rate Borrowings that bore interest at a weighted average rate of 2.22%.

        The credit facility matures and all outstanding amounts become due and payable in March 2018. The credit facility contains customary conditions to borrowings, events of default and covenants, including covenants that restrict our ability to sell assets, make changes to the nature of our business, engage in mergers or acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay dividends, issue equity instruments, make distributions or redeem or repurchase capital stock or make other investments, engage in transactions with affiliates and make payments in respect of subordinated debt. The credit facility also requires us to maintain compliance with a consolidated fixed charge coverage ratio covenant of at least 1.15 to 1.00. As of June 30, 2016, we were in compliance with such covenants. Our obligations under the credit facility are collateralized by a pledge of substantially all of our assets, including accounts receivable, deposit accounts, intellectual property, investment property and equipment.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)		(in thousands)
Cash flows provided by (used in) operating activities	$(14,845)	$(36,560)	$(14,035)	$22,646
Cash flows used in investing activities	(2,208)	(6,376)	(1,332)	(3,128)
Cash flows provided by financing activities	28,003	29,668	5,002	14,045

Increase (decrease) in cash	$10,950	$(13,268)	$(10,365)	$33,563

  Operating Activities

        Our cash flows from operating activities are primarily influenced by growth in our operations, increases or decreases in collections from our clients and related payments to our suppliers of advertising inventory and data, as well as our investment in personnel to support the anticipated growth of our business. Cash flows from operating activities have been affected by changes in our working capital, particularly changes in accounts receivable and accounts payable. The timing of cash receipts from clients and payments to suppliers can significantly impact our cash flows from operating activities. We typically pay suppliers in advance of collections from our clients. Our collection and payment cycles can vary from period to period. In addition, we expect seasonality to impact cash flows from operating activities on a sequential quarter basis.

        We compute our average days sales outstanding, or DSO, and average days payable outstanding, or DPO, as of a given date based on our average trade receivables or trade payables, respectively, for the trailing 12-month period divided by, for DSO, average daily gross billings for the period, and for DPO, by the average daily cost of media, data, and operating expenses, in each case, over such period. The average trade receivables or trade payables are the average of the trade receivables or trade payables balances at the beginning and end of the 12-month period. Historically, our DSOs have fluctuated over time. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted. The following table summarizes the DSO and DPO for the periods presented.

	As of December 31,		As of June 30,
	2014	2015	2015	2016
	(days)
DSO	94	93	82	88
DPO	73	62	58	64

        Our DSOs and DPOs are impacted by the aforementioned seasonality of our business.

        In 2014, cash used in operating activities of $14.8 million resulted primarily from net changes in our working capital of ($15.0 million). The net change in working capital was primarily related to an increase in accounts receivable of $53.3 million, partially offset by an increase in accounts payable of $35.7 million. The change in accounts receivable was primarily due to the increase in spend through our platform and the timing of cash receipts from clients and the change in accounts payable was primarily due to the timing of payments to suppliers.

        In 2015, cash used in operating activities of $36.6 million resulted from net changes in our working capital of ($61.7 million), partially offset by our net income of $15.9 million and adjustments for non-cash expenses of $9.2 million. The net change in working capital was primarily related to an increase in accounts receivable of $114.2 million, partially offset by an increase in accounts payable of $50.0 million. The change in accounts receivable was primarily due to the increase in spend through our platform and the timing in cash receipts from clients and the change in accounts payable was primarily due to the timing of payments to suppliers.

        For the six months ended June 30, 2015, cash used in operating activities of $14.0 million mainly resulted from net changes in our working capital of ($21.3 million), partially offset by our net income of $5.7 million and adjustments for non-cash expenses of $1.5 million. The net change in working capital primarily consisted of an increase in accounts receivable of $34.4 million and an increase in prepaid expenses and other current assets of $2.7 million, partially offset by an increase in accounts payable of $14.7 million and an increase in accrued expenses and other current liabilities of $1.1 million. The change in accounts receivable was primarily due to the timing of cash receipts from clients and the change in accounts payable was primarily due to the timing of payments to suppliers.

        For the six months ended June 30, 2016, cash provided by operating activities of $22.6 million resulted from our net income of $6.6 million, adjustments for non-cash expenses of $7.5 million, and net changes in our working capital of $8.6 million. The net change in working capital was primarily driven by an increase in accounts payable of $55.4 million, partially offset by an increase in accounts receivable of $45.1 million and an increase in prepaid expenses and other current assets of $1.7 million. In addition to the increase in gross spend through our platform contributing towards the increases in accounts receivable and accounts payable, the increase in accounts receivable was due to the timing of cash receipts from clients and the increase in accounts payable was due to the timing of payments to suppliers.

  Investing Activities

        Our primary investing activities have consisted of purchases of property and equipment in support of our expanding headcount as a result of our growth, and capital expenditures to develop our software in support of enhancing our technology platform. Purchases of property and equipment may vary from period-to-period due to the timing of the expansion of our operations, the addition of headcount and the development cycles of our software development. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

        In 2014, we used $2.2 million of cash in investing activities, consisting of $0.8 million to purchase property and equipment, $0.8 million of investments in capitalized software and $0.6 million associated with the purchase of a short-term certificate of deposit.

        In 2015, we used $6.4 million of cash in investing activities, consisting of $5.1 million to purchase property and equipment and $1.8 million of investments in capitalized software, partially offset by $0.6 million associated with the proceeds from the redemption of a short-term certificate of deposit.

        For the six months ended June 30, 2015, we used $1.3 million of cash in investing activities, consisting of $0.6 million to purchase property and equipment and $0.7 million of investments in capitalized software.

        For the six months ended June 30, 2016, we used $3.1 million of cash in investing activities, consisting of $2.0 million to purchase property and equipment and $1.1 million of investments in capitalized software.

  Financing Activities

        Our financing activities consisted primarily of proceeds from the issuance of convertible preferred stock, borrowings and repayments of our debt and the proceeds from exercise of stock options.

        In 2014, cash provided by financing activities of $28.0 million was primarily due to proceeds from the issuance of our Series B convertible preferred stock of $20.3 million. Proceeds from borrowings totaling $16.0 million were partially offset by repayments of prior borrowings of $7.5 million. We also incurred $0.2 million in financing costs associated with our prior debt facility.

        In 2015, cash provided by financing activities of $29.7 million was primarily due to proceeds from borrowings of $45.0 million, partially offset by repayments of prior borrowings of $15.0 million. We incurred $0.2 million in financing costs associated with our prior debt facility. Proceeds from the exercise of stock options were $0.2 million. During 2015, we also paid offering costs of $0.2 million associated with our initial public offering.

        For the six months ended June 30, 2015, cash provided by financing activities of $5.0 million consisted of proceeds from borrowings.

        For the six months ended June 30, 2016, cash provided by financing activities of $14.0 million primarily consisted of proceeds from the issuance of Series C convertible stock of $60.0 million and proceeds from borrowings of $60.8 million, of which $55.8 million was under our revolving credit facility entered into in March 2016, partially offset by the repurchase of common stock, Series Seed, Series A-1, Series A-2, and Series A-3 preferred stock totaling $54.0 million and repayments of prior borrowings of $50.0 million. We additionally paid $1.6 million in costs related to our initial public offering and $1.0 million in financing costs related to our new revolving credit facility.

Off-Balance Sheet Arrangements

        We do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We did not have any other off-balance sheet arrangements at June 30, 2016 other than operating leases and the indemnification agreements described below.

Contractual Obligations and Known Future Cash Requirements

        Our principal commitments consist of our debt obligations and non-cancelable leases for our various office facilities. In certain cases, the terms of the lease agreements provide for rental payments on a graduated basis.

        The following table summarizes our contractual obligations, including interest, at June 30, 2016:

	Payments Due by Period
	Total	Less than 1 Year (Remaining 2016)	1 - 3 Years (2017 and 2018)	3 - 5 Years (2019 and 2020)	More than 5 Years (Thereafter)
	(in thousands)
Debt obligations(1)	$58,005	$622	$57,383	$—	$—
Operating lease obligations	13,934	1,376	5,598	4,737	2,223
Financing obligation	1,445	388	1,057	—	—
Other contractual commitments	4,814	1,783	2,673	358	—

Total minimum payments	$78,198	$4,169	$66,711	$5,095	$2,223

(1)
Includes $55.8 million of principal obligations pursuant to our revolving credit facility as of June 30, 2016. Our revolving credit facility matures in March 2018. Interest on the principal balance was estimated from July 1, 2016 to the maturity date using the LIBOR rate as of June 30, 2016 (0.4603%) plus the applicable margin (1.75%).

        In the ordinary course of business, we enter into agreements in which we may agree to indemnify clients, suppliers, vendors, lessors, business partners, lenders, stockholders and other parties with respect to certain matters, including losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally, these indemnity and defense obligations relate to our own business operations, obligations, and acts or omissions. However, under some circumstances, we agree to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. These indemnity provisions generally survive termination or expiration of the agreements in which they appear. In addition, we have entered into indemnification agreements with our directors, executive officers and other officers that will require us to indemnify them against liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Internal Control Over Financial Reporting

        Prior to this offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the U.S. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

        We identified the following material weaknesses in our internal control over financial reporting:

  •
  our failure to maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements;

  •
  the absence of formalized policies and controls designed to address accounting policies and procedures across multiple processes; and

  •
  the absence of information technology general controls over certain financially significant applications and a lack of formal policies and procedures around segregation of duties.

        These material weaknesses contributed to the restatement of previously issued 2014 financial statements and material adjustments in the 2015 financial statements principally, but not limited to, the following areas: presentation of revenue, capitalization of internal use software costs, accounting for preferred stock and preferred stock warrants, allowance for doubtful accounts and stock-based compensation.

        During 2015 and 2016, we began taking steps to address the internal control deficiencies that contributed to the material weaknesses, including the following:

  •
  hiring of additional finance and accounting personnel with prior experience working for finance departments of public companies and technical accounting experience, supplemented by third-party resources;

  •
  commenced documenting and formally assessing our accounting and financial reporting policies and procedures and implementing segregation of duties;

  •
  formally assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records;

  •
  improving the compilation processes, documentation and monitoring of our critical accounting estimates; and

  •
  implementing processes for creating an effective and timely close process. For example, creating a detailed daily financial close checklist for accountability, creating standard balance sheet reconciliation templates for all accounts and implementing standard compilation, documentation and review procedures for manual journal entries and balance sheet reconciliations.

        While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

        We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

        The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act will be time consuming, costly and complicated. If during the evaluation and testing process, we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

        We believe that the assumptions and estimates associated with the evaluation of revenue recognition criteria, including the determination of revenue recognition as net versus gross in our revenue arrangements, the assumptions used in the valuation models to determine the fair value of stock options and stock-based compensation expense, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

  Revenue Recognition

        We generate revenue from clients who enter into agreements with us to use our platform to purchase advertising inventory, data and other add-on features. We charge our clients a platform fee, which is a percentage of a client's purchases through the platform. In addition, we invoice our clients for the cost of advertising inventory purchased, plus data and any add-on features purchased through the platform.

        We generate revenue from buyers of advertising inventory through our platform. We maintain separate arrangements with each client and supplier in the form of master agreements, which set out the terms of the relationship and access to our platform. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fees are fixed or determinable; and (4) collectability is reasonably assured. In applying the foregoing criteria, we recognize revenue upon the completion of a transaction, that is, when a bid is won, subject to satisfying these criteria. Subsequent to a bid being won through our platform, the associated fees are generally not subject to adjustment or refund. Historically, any refunds and adjustments have not been material. We assess collectability based on a number of factors, including the creditworthiness of a client and related payment history. We generally bill buyers for the gross amount of advertising inventory, data or other add-on features they purchase through our platform plus our platform fees, although some of our clients have payment relationships directly with advertising inventory suppliers, in which case we only bill the clients for data, other services and our platform fees.

        We report revenue net of amounts we pay suppliers for the cost of advertising inventory, data and add-on features in conformity with Accounting Standards Codification 605-45, Revenue Recognition-Principal Agent Considerations. The determination of whether we are the principal or agent, and hence whether to report revenue on a gross basis for the amount of the advertising inventory, third-party data and other add-on features the buyers purchase using the platform plus our platform fees or on a net basis for the amount of platform fees charged to the buyer, requires us to evaluate a number of indicators, none of which is presumptive or determinative. We determined that we are not the primary obligor for the purchase of advertising inventory, third-party data and other add-on features but rather the primary obligor to provide a platform that enables buyers to bid on advertising inventory, and use data and other add-on features in designing and executing their campaigns. We do not have pricing latitude with respect to cost of advertising inventory, third-party data and other add-on features purchased by clients through our platform. The fee we charge clients is a percentage of their spend through the platform, similar to a commission, and our fee is not contingent on the results of an advertising campaign. The client can select the advertising inventory supplier, third-party data and other add-on features through the platform. We have credit risk on the spend through our platform as we are required to pay suppliers irrespective of whether we collect from clients.

        As a result of these and other factors, we have determined we are not the principal in the purchase and sale of advertising inventory, data and other add-on features in all of our arrangements and we therefore report revenue on a net basis for the fees we charge clients.

  Stock-Based Compensation

        Compensation expense related to stock options is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years.

        Stock options granted to non-employees are accounted for at fair value determined by using the Black-Scholes option-pricing model. We believe that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of the non-employee stock options is re-measured each period until a commitment date is reached, which is generally the vesting date.

        Determining the fair value of stock options at the grant date requires judgment. Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying stock, the expected term of the option, the expected volatility of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent our best estimates. These estimates involve inherent uncertainties and the application of our judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

        These assumptions and estimates are as follows:

        Fair Value of Common Stock.    Because there is no public market for our common stock, our board of directors has determined the fair value of the common stock at the time of the grant of options by considering a number of objective and subjective factors as discussed below. The fair value of our underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system.

        Expected Term.    Given insufficient historical data relating to stock-option exercises, to determine the expected term, we apply the simplified approach, in which the expected term of an award is presumed to be the weighted average of the mid-points between the vesting dates and the expiration date of the award.

        Volatility.    Because we do not have a trading history for our common stock, we determine the price volatility based on the historical volatilities of a publicly traded peer group based on daily price observations, to the extent available, over a period equivalent to the expected term of the stock option grants.

        Risk-Free Interest Rate.    The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the term of employee stock option awards.

        Dividend Yield.    The dividend yield assumption is based on our history and current expectations of dividend payouts. We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future, so we used an expected dividend yield of zero.

        The following table summarizes the weighted-average assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Expected term (in years)	6.00	6.00	6.01	6.03
Volatility	62.5%	64.5%	68.9%	58.7%
Risk-free interest rate	2.02%	1.62%	1.56%	1.42%
Dividend yield	—%	—%	—%	—%

        During the three months ended June 30, 2016, we early adopted Accounting Standards Update, or ASU, No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting and changed our policy from estimating forfeitures to recording forfeitures when they occur. The impact of forfeitures on our historical consolidated financial statements was not material.

  Common Stock Valuations

        Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our financial and operating history; the rights, preferences and privileges of our preferred stock relative to those of our common stock; equity market conditions affecting comparable public companies and the lack of marketability of our common stock. In addition, our board of directors also considered valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Estimates of fair value are sensitive to such factors.

        In valuing our common stock at various dates in 2015 and 2016, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

        The market approach estimates value considering an analysis of both guideline public companies and guideline transactions methods. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to us to our forecasted revenue. To determine our peer group of companies, we considered public software and digital advertising companies and selected those that represent similar, but alternative investment opportunities to an investment in our Company. From time to time, we updated the set of comparable companies as new or more relevant information became available. The guideline transaction method determines value by applying multiples implied by acquisitions involving companies in a similar line of business. This approach involves the identification of relevant transactions, and determining relevant multiplies to apply to our revenue. In addition, the equity value of our business also considered recent sales of preferred stock.

        The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date.

        Once we determined an equity value, we used a combination of approaches to allocate the equity value to each of our classes of stock. We used a combination of option pricing method, or OPM, and Probability Weighted Expected Return Method, or PWERM. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our Company, such as a strategic sale, an initial public offering, or IPO, or a downside scenario in which we sell at a lower than expected shareholder liquidation value.

        Application of these approaches involves the use of estimates, judgment and assumptions, such as revenue, expenses and future cash flows and selection of comparable companies and relevant multiples.

        In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for marketability was determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

        For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

  Income Taxes

        Our income tax provision may be significantly affected by changes to our estimates for tax in jurisdictions in which we operate and other estimates utilized in determining the global effective tax rate. Actual results may also differ from our estimate based on changes in economic conditions. Such changes could have a substantial impact on the income tax provision. We reevaluate the judgments surrounding our estimates and make adjustments, as appropriate, each reporting period.

        Deferred income tax assets and liabilities are determined based upon the net effects of the differences between the consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. During 2014, we released the valuation allowance previously established against our U.S. net deferred tax assets. Our conclusion to release the valuation allowance was due to, among other reasons, three consecutive years of pre-tax income realized in U.S. jurisdictions, adjusted for permanent items and significant projected U.S. pre-tax income.

        We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. We recognize interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying consolidated statement of operations.

JOBS Act Accounting Election

        The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. Additionally, the guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU 2014-09 by one year. During 2016, the FASB has continued to issue additional amendments to the new revenue guidance. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016. The guidance permits the use of either the retrospective or cumulative effect transition method. We have not yet selected a transition method nor determined the effect of this guidance on our consolidated financial statements.

        In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815). ASU 2014-16 addresses whether host contract in hybrid financial instrument issued in the form of a share should be accounted for as debt or equity. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted and any adjustments shall be reflected as of the beginning of the fiscal year. We have elected to early adopt ASU 2014-16 effective January 1, 2014. The adoption of ASU 2014-16 had no impact on our consolidated financial statements and note disclosures.

        In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB issued ASU No. 2015-15, an amendment to the original guidance stating an entity may defer and present debt issuance costs associated with line of credit arrangements as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings under the line of credit arrangement. The new guidance was effective for fiscal years beginning after December 15, 2015. Early adoption was permitted. We early adopted this guidance for our previously issued 2014 financial statements and the adoption did not have any material impact.

        In April 2015, the FASB issued ASU No. 2015-05. Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to help companies evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The new guidance clarifies that if a cloud computing arrangement includes a software license, the customer should account for the license consistent with its accounting for other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 was effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. An entity can elect to adopt this guidance either prospectively for all arrangements entered into or materially modified after the effective date, or retrospectively. Early adoption was permitted. Our adoption of this guidance during the three months ended March 31, 2016 did not have a material impact on our consolidated financial statements.

        In November 2015, the FASB issued ASU No. 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes. The purpose of this guidance is to simplify the presentation of deferred taxes on a classified balance sheet. Under current U.S. GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet. The amendments in ASU 2015-17 require that all deferred tax assets and liabilities be classified as noncurrent in the balance sheet. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, but with early adoption permitted and may be applied either prospectively or retrospectively. We elected to early adopt this guidance for our previously issued 2014 financial statements, which resulted in a reclassification of $1.1 million from current deferred tax assets to non-current deferred tax assets at December 31, 2014.

        In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The guidance offers specific accounting guidance for a lessee, lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. We are evaluating the impact of this guidance on our consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including forfeitures, accounting for income taxes, classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements and other stock based compensation classification matters. The guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period with the impact of the adoption recorded as a cumulative-effect adjustment as of the beginning of the year in which the guidance is adopted. Changes in the classification of excess tax benefits on the statement of cash flows as a result of the adoption of this guidance may be recorded on a retrospective or prospective basis. We elected to early adopt this guidance during the three months ended June 30, 2016 and changed our accounting policy to record forfeitures of stock-based awards when they occur. Our adoption of this guidance did not have a material impact on our consolidated financial statements. We had no excess tax benefits as of December 31, 2015 and elected to record any future excess tax benefits in the statement of cash flows as an operating activity on a prospective basis. The cumulative-effect adjustment as a result of the adoption of this guidance for the change in accounting policy for forfeitures was approximately $5,000 and was recorded in the statement of operations during the three months ended June 30, 2016, rather than an adjustment to the retained earnings as the amount was not material. The change in accounting policy to record forfeitures when they occur and the requirement to record excess tax benefits when they occur in the statement of operations will result in increased volatility in earnings in the future.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes such interim period. The adoption of ASU 2016-15 should be applied using a retrospective transition method to each period presented, unless impracticable to do so. We are evaluating the impact of this guidance on our consolidated statement of cash flows.

Quantitative and Qualitative Disclosure about Market Risk

        We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign currency exchange and inflation risks.

Interest Rate Risk

        We are exposed to market risk from changes in interest rates on our credit facility, which accrues interest at a variable rate. We have not used any derivative financial instruments to manage our interest rate risk exposure. Based upon the principal balance owed on our revolving credit facility as of June 30, 2016, a hypothetical one percentage point increase or decrease in the interest rate under our revolving credit facility would result in a corresponding increase or decrease in interest expense of approximately $0.6 million annually.

Foreign Currency Exchange Risk

        We have foreign currency risks related to our revenue and expenses denominated in currencies other than the U.S. Dollar, principally the Canadian Dollar, British Pound, the Euro, Singapore Dollar, Indonesian Rupiah, Japanese Yen and Australian Dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains and losses related to translating cash balances, trade accounts receivable and payable balances that are denominated in currencies other than the U.S. Dollar. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts at June 30, 2016, would result in a foreign currency loss of approximately $1.4 million. In the event our non-U.S. Dollar denominated sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business.

        From time to time we may enter into forward contracts or other derivative transactions in an attempt to hedge our foreign currency risk. There can be no assurance that such transactions will be effective in hedging some or all of our foreign currency exposures and under some circumstances could generate losses for us.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

        Our company provides a technology platform for ad buyers.

        With our self-serve platform, ad buyers are able to share their customized messages and ideas with the people and in the context they deliberately choose.

        Our mission is to help our clients compete in the marketplace of ideas—the place in media and public discourse where ideas and messages compete in the open market for the mindshare of men and women around the world. Since most traditional and digital media is primarily monetized with advertising, ads are the currency of media and the Internet, and therefore at the center of the marketplace of ideas.

        Our platform makes media monetization more effective. Instead of disrupting the foundation of media and advertising, we enable it. By offering compelling improvements in effectiveness, efficiency and reporting, we aim to change media and advertising globally.

        Our platform makes it possible to message specific ideas to specific people. We give advertisers of all sizes the power to have simultaneous 1-to-1 customized interactions with billions of people around the world. Most advertising dollars are spent on awareness, where a brand pushes new information and ideas to a broad audience. Conversely, search engines respond to specific requests from individuals for information. Our technology combines the best of both, making it possible to push out a precise idea or message to a targeted audience with global scale.

        Founded by some of the pioneers of the programmatic ad market, we established our company in 2009 with the intent to make advertising better by deploying massive amounts of data. By providing ad buyers with tools to leverage their first-party data as well as third-party data, we aim to provide a higher return on every advertising dollar spent. While our technology platform is deployed to directly serve ad buyers, the entire advertising marketplace benefits—publishers and content creators can experience a higher yield on their inventory, while consumers can receive advertising that is more relevant and interesting to them.

        We believe that an average consumer might be exposed to over one thousand digital advertisements on a typical day. Most consumers are unaware that when they land on a webpage, watch a video, use a mobile app or watch an Internet-connected TV, there is often an auction for advertising inventory being run in about 1/10th of one second behind the scenes as the content loads. Our platform provides access to approximately 3.2 million ad spots on average every second for our clients to bid on across millions of different scaled media sources—websites, shows, channels, stations and streams. Our technology makes it possible for ad buyers to compete in those real-time auctions. Our platform helps our clients determine what ad will display and what price they should pay for every ad opportunity a buyer can consider.

        In 2015, approximately $639.6 billion was spent on global advertising (including approximately $237.2 billion on TV advertising and approximately $51.1 billion on display advertising), according to IDC, and approximately $14.2 billion was transacted in the programmatic advertising spot market via real-time marketplaces, according to Magna Global. We aim to power every agent of every advertiser in both the spot and forward markets, including upfront purchases, for programmatic advertising.

        We also believe that the efficiency of programmatic advertising will lead to a greater percentage of every advertising dollar ending up in the pocket of publishers. Publishers can now generate revenue without the large sales forces that were required in the past. Higher revenue yields and lower operating costs make it possible for publishers to increase their investment in creating high quality content.

        Programmatic advertising is currently a small portion of total global advertising spend. Largely because of the price discovery benefits, we believe eventually a vast majority of advertising will be transacted programmatically.

        We power advertising for many of the world's biggest brands, across industry sectors. But beyond just selling more products, our platform has been used to promote a wide variety of ideas and messages. For this reason, we believe programmatic ads are important to the future of journalism.

        Similarly, many non-profits run their precious advertising budgets through our platform so that their agents can carefully and deliberately spend their often modest budgets wisely. Small businesses often have small target audiences and tight budgets, and selecting ads carefully can regularly benefit them more than even bigger companies. We also have ongoing agreements with agencies that power media for both Republican and Democratic campaigns to win elections and shape public opinion. By making it possible to share a different message with different voters and constituents, we make it possible to elevate the discourse in the global marketplace of ideas. We believe that instead of platitudes that are too common when communicating with a general audience, substantive 1-to-1 conversations require a more meaningful message—regardless of whether one is selling a product, raising money for a cause or sharing a political message.

        We enable the programmatic marketplace with our self-serve platform. The unique architecture of our platform allows users access to highly granular targeting and reporting options, which we refer to as expressiveness. When combined with our data management capability and first-party data, our clients can reach their highly specified audiences with customized messages and generate favorable campaign outcomes.

        By using our technology and the reach of the Internet, we can power this data-driven 1-to-1 messaging with massive global scale. We believe in order to do this effectively, we have to be a buy-side only platform across a spectrum of media, which we refer to as omnichannel. As the biggest brands desire to communicate with consumers worldwide, we have to be global, which is why we have employees and offices around the world.

        Our company has had very few employees or clients ever leave the company. We believe this is a commentary on our technology, but this is especially a commentary on our culture and vision.

        Our business and our culture is anchored on four core principles:

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  No company can effect global change without passionate forward-thinking people as both employees and clients.

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  By preserving an honest and transparent culture and avoiding client conflict, we can exert exponentially less effort to grow our business.

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  We have committed to our clients and employees that we will never stop innovating.

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  Being profitable and changing the world can co-exist and is more likely to happen when striving for both simultaneously.

        We believe we attract smart employees to our company and sophisticated ad buyers to our platform in large part because of our vision and unwavering commitment to empower the buy-side of advertising. We had $386,000 in 2015 revenue per employee at December 31, 2015, which we believe to be among the highest in the advertising technology industry. Our client retention rate on a year over-year-basis was over 95% for 2014 and 2015.

        We derive nearly all of our revenue and gross spend from ongoing master service agreements that give users constant access to our platform, instead of insertion orders, which typically are one-off deals to run single campaigns.

        We have grown faster than the programmatic market and have achieved significant revenue scale with $552.3 million in gross spend in 2015. Our revenue was $113.8 million in 2015, representing a growth rate of 156% over $44.5 million in 2014, while programmatic advertising spend in the industry grew from $10 billion to $14 billion, according to Magna Global, representing a growth rate of 40% over 2014.

        We generated net income of $5,000 in 2014 and $15.9 million in 2015. We generated $5.7 million of Adjusted EBITDA in 2014 and $39.2 million in 2015. Our net income was $5.7 million for the six months ended June 30, 2015 and $6.6 million for the six months ended June 30, 2016. Our Adjusted EBITDA was $11.1 million for the six months ended June 30, 2015 and $20.1 million for the six months ended June 30, 2016. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of Adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of Adjusted EBITDA to net income, see footnote 3 in the section captioned "Selected Consolidated Financial Data."

Our Industry

        Since the introduction of ad-funded television in the middle of the 20th century and continuing through the present day, most advertising inventory has been transacted based on a rate card. Publishers, content owners, and their agents set a price for their inventory, and buyers place an order to purchase that inventory. Similar to how the equities and commodities markets have transitioned from paper transactions on trading floors to electronic trading, advertising is transitioning from manual to programmatic.

        Several trends, happening in parallel, are revolutionizing the way that advertising is bought and sold. The rise of the Internet has led to a wholesale change in the way that media is consumed and monetized, as ads can be digitally delivered on a 1-to-1 basis. In traditional methods of advertising, such as broadcast TV, ads can target a specific network, program or geography, but not a single household or individual as digital ads can.

        Some of the key industry trends are:

        Media is Becoming Digital.    Media is increasingly becoming digital as a result of advances in technology and changes in consumer behavior. This shift has enabled unprecedented options for advertisers to target and measure their advertising campaigns across nearly every media channel and device. The digital advertising market is a significant and growing part of the total advertising market. According to IDC, global advertising spend was approximately $639.6 billion in 2015 and is expected to grow to $784.1 billion in 2020, a compound annual growth rate of 4.2%. Also according to IDC, global digital advertising spend was $177.3 billion in 2015 and is expected to grow to $315.7 billion in 2020, a compound annual growth rate of 12.2%. We believe that the market is evolving and that advertisers will shift more spend to digital media. Since media is becoming increasingly digital, decisions based on consumer and behavioral data are more prevalent.

        Fragmentation of Audience.    As digital media grows, audience fragmentation is accelerating. A growing "long tail" of websites and content presents a challenge for advertisers trying to reach a large audience. Audience fragmentation has substantially impacted TV content distribution, perhaps more than any other channel, which we believe is setting up a significant change in how TV advertising inventory is monetized. Mirroring the fragmentation occurring in content, the number of devices used by individual consumers has increased. Both of these fragmentation trends are opportunities for technology companies that can consolidate and simplify media buying options for advertisers and their agencies.

        Shift to Programmatic Advertising.    We believe that the advertising industry is in the early stages of a shift to programmatic advertising, which is the ability to buy and sell advertising inventory electronically. Initially available for digital display advertising and transacted through real-time bidding platforms, programmatic advertising has evolved and is increasingly being used to transact across a wide range of advertising inventory, including display, mobile, video and audio among other inventory types, including TV.

        We believe that TV advertising is just beginning its transition to programmatic. According to IDC research sponsored by our company, programmatic TV advertising spend is projected to grow from $239.8 million in 2015 to $17.3 billion in 2019.

        Automation of Ad Buying.    The growing complexity of digital advertising has increased the need for automation. Technology that enables fast, accurate and cost-effective decision-making through the application of computer algorithms that use extensive data sets has become critical for the success of digital advertising campaigns. Using programmatic inventory buying tools, advertisers are able to automate their campaigns, providing them with better price discovery, on an impression by impression basis. As a result, advertisers are able to purchase the advertising inventory they value the most, pay less for advertising inventory they do not value as much, and abstain from buying advertising inventory that does not fit their campaign parameters. Most of the growth in programmatic advertising to date has been driven by transactions on spot markets on advertising exchanges. Forward advertising markets and upfront purchases, which have traditionally been delivered manually, are also beginning to be handled programmatically.

        Increased Use of Data.    Advances in software and hardware and the growing use of the Internet have made it possible to collect and rapidly process massive amounts of user data. Data vendors are able to collect user information across a wide range of Internet properties and connected devices, aggregate it and combine it with other data sources. This data is then made non-identifiable and available within seconds based on specific parameters and attributes. Advertisers can integrate this targeting data with their own or an agency's proprietary data relating to client attributes, the advertisers' own store locations and other related characteristics. Through the use of these data sources, together with real-time feedback on consumer reactions to the ads, programmatic advertising increases the value of impressions for advertisers, inventory owners and viewers who receive more relevant ads.

        Ability to Target Advertising.    In the past, an agency managing a campaign for a men's basketball shoe brand would typically buy TV time slots during sporting events and buy an ad on a high-traffic website for the entire March Madness basketball tournament. In contrast, by using programmatic technology, the advertiser's agent can have more control and be more deliberate about where they advertise the shoes. Not every single consumer watching the March Madness tournament is interested in men's basketball shoes. So rather than paying the same price for every ad impression and every consumer, the advertiser and agent can more deliberately target the precise audience they want to reach. For instance, they can:

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  advertise more often to people who frequently visit basketball websites;

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  show more ads to consumers who recently visited the brand's site;

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  avoid showing ads to consumers who already purchased the shoes;

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  spend more budget on men than women;

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  assign value to ads at the top of the webpage versus the bottom of the webpage;

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  find the relative value of digital ads versus audio ads versus video ads; and

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  adjust budgets, bids and ultimately spend based on vast insights and billions of combinations of data elements.

        Driven by these industry trends, programmatic advertising is expected to grow from $14.2 billion during 2015 to $36.8 billion by 2019, according to Magna Global. We believe that programmatic advertising will grow as more content providers, content distributors and advertisers are able to realize its benefits. In addition, we expect that programmatic advertising will help grow the overall advertising market by enabling more advertisers to deploy more spend across a broader range of inventory channels.

        Our industry continues to evolve. Recently, publishers of media content have increasingly been implementing the use of "header bidding," a process in which advertising inventory that would have previously been sold to a certain set of buyers based on previously agreed prices and using a specific selling order is instead competitively bid across a variety of potential buyers, creating more choice for all buyers while potentially helping publishers increase their revenue.

        By creating a more transparent marketplace for inventory, header bidding can have the effect of intensifying competition for intermediaries who are both buyers and sellers of advertising inventory. In addition, we believe that in the recent few years header bidding has contributed to higher average clearing prices for programmatically sold inventory, while also creating more price disparity between various inventory. We believe that we are well positioned to compete in an environment of increased header bidding as it enables us to have access to more inventory, which in turn may help us deliver better results for our clients. In addition, because of our advertiser focused business model, we are not subject to some of the challenges and conflicts that may arise for intermediaries who are both buyers and sellers of inventory, when competing in a transparent and competitive marketplace. Because our revenues are derived primarily from our platform fee, which is a percentage of purchases through our platform, we believe that we may benefit to the extent that header bidding results in higher prices for advertising, particularly as compared to other industry participants that generate their revenues from an arbitrage model whereby they seek to buy advertising inventory at low prices and resell it at higher prices.

Digital Advertising Eco-System

        The digital advertising eco-system is divided into buyers, sellers and marketplaces, which can be further segmented on the basis of whether participants provide services or technology. We believe that participants on the buy-side or sell-side should be advocates for their buyers or sellers, while those in the market business should be more of a referee or have market-driven incentives to protect or enhance the integrity of the marketplace.

        Publishers and Their Agents.    Publishers typically rely on advertising income as a key driver for their businesses. Because of the growing scale of digital advertising, publishers have increasingly adopted advanced technologies and tools that help them maximize the yield on their advertising inventory. Traditionally, many publishers used various tools and channels to sell their inventory, ranging from direct sales teams that tend to focus on their most sought-after inventory, to programmatic vendors that help them sell the rest of their inventory. Publishers are increasingly leveraging the benefits of programmatic technology through third-party agents, such as sell-side platforms, in order to achieve better yield through their own sales teams, as well as from new demand that comes to them from programmatic marketplaces.

        Marketplaces, Exchanges and Transaction Enablers.    Similar to the electronic communication networks that became part of stock exchanges, many companies are trying to create and preserve a fair and neutral marketplace for the buying and selling of ads. In addition, there are companies similar to rating agencies that evaluate advertising inventory and thus facilitate transactions. This ecosystem includes companies offering data and data management tools, independent measurement tools and quality assurance and verification products.

        Advertisers and Their Agents.    As Internet usage has increased, so has the fragmentation of audiences across websites, apps and devices. We believe the digital advertising ecosystem is more complex than ever. We also believe that as markets become more complex, the benefits of programmatic transactions become greater, similar to equities and commodities markets. Electronic transactions allow for more powerful decision making. While programmatic transactions allow buyers and sellers to deal with current market complexities, they also introduce new ones. We believe advertising marketplaces will continue to get more complex as buyers and sellers mature. As a result, the need for advertisers to have true advocates is greater than ever. Agencies and service providers are a critical element of the advertising industry, providing advertisers the advice and help that they need as they tackle a complex and often challenging media landscape. We believe that the scale of their operations, which employ hundreds of thousands of people, is a testament to the fact that advertising is an inherently service oriented industry—where the agencies are, and will continue to be, the key gatekeepers for advertising budgets.

        We believe that there are inherent conflicts of interest as some market participants serve both buyers and sellers.

What We Do

        We are a technology company that empowers advertising agencies to purchase advertising more efficiently and effectively. We provide an intuitive self-serve platform that enables our clients to manage data-driven, digital advertising campaigns using their own teams.

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  We Are an Enabler, Not a Disruptor.  With our self-serve platform, we enable advertising agencies and service providers. We do not compete with our clients by selling our platform directly to their advertisers. Advertisers can benefit from a comprehensive solution that combines our technology platform with the services provided by advertising agencies. Our self-service technology platform provides control to our clients and gives us the benefits of a highly scalable business model. In addition to advertising agencies, our platform is used by other demand-side service providers as part of their service offerings.

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  We Are Exclusively Focused on the Buy-Side.  We focus on buyers since they control the advertising budgets. Also, the supply of digital advertising inventory exceeds demand, and accordingly we believe it is a buyer's market. We also believe that by aligning our business only with buyers, we are able to avoid inherent conflicts of interest that exist when serving both the buy- and sell-side. This focus allows us to build trust with clients, many of whom incorporate their proprietary data into our platform. That trust and ability to use their own data on our platform, without worrying about it being used by other participants, enables our clients and their advertisers to achieve better results. This trust provides us the benefit of long-term and stable relationships with our clients.

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  We Are Data-Driven.  Our technology platform was founded on the principle that data-driven decisions would be the future of advertising. We built a data management platform first, before building our ad buying technology. While data from disparate third-party data providers can improve campaign performance, our clients' success often relies largely on our ability to ingest first-party data from brands and their agencies to enable intelligent decisioning that optimizes advertising campaigns. Given our independent, non-conflicted buy-side focused approach and our strict protocol of carefully earmarking all client first-party data we ingest onto our data management platform, our clients trust us with their most granular and expressive data. Our technology platform enables the effective use of this granular data, which allows our clients to run more effective and precisely targeted advertising campaigns that maximize their return on advertising investment. Additionally, we are able to better optimize campaigns by using the data streams that we capture across different devices, such as phones, TVs and computers, so that data from one channel can be used to inform another. We believe that competitors that focus on only one channel such as video advertising do not benefit from the insights that come from having access to the behavior of users across the Internet. We believe that by being omnichannel, our platform has a data advantage over competitors that are channel specific.

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  We Do Not Arbitrage Advertising Inventory.  To further align our interests with those of our clients, we do not buy advertising inventory in order to resell it to our clients for a profit. Instead, we provide our clients with a technology platform that allows them to manage their omnichannel advertising campaigns, on a self-serve basis and with full transparency. Using our platform, our clients control their campaign spend and are able to access and choose from over 40 inventory sources. We derive substantially all of our revenue from ongoing master service agreements with our clients rather than episodic insertion orders. We believe that this approach helps us strengthen our relationships with our clients and grow their use of our platform.

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  We Are a Clear Box, Not a Black Box.  Our platform is transparent and shows our clients their costs of advertising inventory, data, our platform fee and detailed performance metrics on their advertising campaigns. Our clients directly access and execute campaigns on our platform, control all facets of inventory purchasing decisions, and receive detailed, real-time reporting on all their advertising campaigns. By providing transparent information on our platform, our clients are able to continually compare results and target their budgets to the most effective advertising inventory, data providers and channels.

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  We Are an Open Platform.  Clients can customize and build their own features on top of our platform. Clients may use our application programming interfaces, or APIs, to, for example, design their own user interface, bulk manage advertising campaigns, and link other systems including ad servers or reporting tools. As of June 30, 2016, all of our top 10 clients used our APIs and nearly half of our clients have customized our APIs. Using our APIs or by working with our engineering team, clients are able to build their own proprietary tools in areas including reporting, campaign strategy, custom algorithms or proprietary data use cases. Our open platform approach enables clients to integrate with our technology, which we believe leads to long-term relationships and increased use of our platform. Additionally, in 2015, we did more client integrations into our APIs than all prior years combined.

  •
  We Are Omnichannel.  Our platform enables our clients to deliver unified advertising campaigns across multiple devices, including computers, smartphones, tablets, gaming consoles, digital TV and broadcast TV. We also support multiple formats, including display, video, broadcast TV, Internet-connected TV, mobile web, in-app mobile and native. The breadth of data that we collect from a multitude of data sources across all channels gives our clients a holistic view of audiences, enabling more effective targeting across different channels.

Our Strengths

        We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:

  •
  Expressiveness of Our Platform.  Our platform allows clients to easily define and manage advertising campaigns with multiple targeting parameters that may result in quadrillions of permutations, which we refer to as expressiveness. We believe that expressiveness provides clients with the ability to target audiences with an extremely high level of precision and thus obtain higher returns on their advertising spend.

  •
  Scalable Self-Service Model.  We offer a self-service model that lets clients direct their own purchases of advertising inventory without extensive involvement by our personnel. This model helps us scale efficiently and has allowed us to grow our business at a faster pace than the growth of our sales and support organization.

  •
  Loyal Client Base.  We had approximately 389 clients, including the advertising industry's largest agencies, as of December 31, 2015. Many of our clients use our platform regularly as part of their digital advertising purchase workflow, creating ongoing relationships. As a result, our clients are loyal, with over 95% client retention during 2014 and 2015. In addition, our clients typically grow their use of our platform over time, with our clients who spent with us in 2014 increasing their spend on our platform by 135% during 2015.

  •
  Extensive Data Access.  Our clients can easily buy targeting data from over 80 sources through our platform. We also provide clients access to our proprietary data, which increases with continued use of our platform. We believe that the integration of data and decisioning within a single platform enables us to better serve our clients.

  •
  Focus on Innovation.  Our focus on innovation enables us to enhance our platform rapidly for our clients in a constantly evolving industry. We have designed the technology for our platform to enable us to develop new features and make changes quickly and efficiently. For example, we enhanced our platform with 46 releases of updated features and increased functionality in 2015.

  •
  Scaled and Profitable Business Model.  We have grown our business rapidly while achieving profitability, demonstrating the power of our platform, the strength of our client relationships and the leverage inherent to our business model. During 2015, gross spend was $552.3 million, helping us generate $113.8 million in revenue, up 156% from 2014. In 2015, our net income was $15.9 million and our Adjusted EBITDA increased by 589% to $39.2 million. See footnote 3 in the section captioned "Selected Consolidated Financial Data."

Our Growth Strategy

        The key elements of our long-term growth strategy include:

  •
  Increase Our Share of Existing Clients' Digital Advertising Spend.  Many advertisers are moving a greater percentage of their advertising budgets to programmatic channels. We believe that this shift will provide us with the opportunity to capture a larger share of the overall advertising spend by our existing clients. Additionally, we plan to promote additional services and data to our clients, helping us grow our business.

  •
  Grow Our Client Base.  We have extensive relationships with many advertising agencies and service providers, and believe that, given the decentralized nature of the advertising industry, we have the opportunity to expand our relationships within these agencies and with additional agencies, as well as new service providers. We expect to continue making investments in growing our sales and client service team to support this strategy.

  •
  Expand Our Omnichannel Capabilities.  We believe offering clients capabilities across all media channels and devices enables advertisers to manage omnichannel campaigns and use data from each channel to inform decisions in other channels. We believe these capabilities will continue to further strengthen our relationships with our clients. We intend to continue to invest in innovation across all channels, including the integration of new inventory sources within digital radio, social, native and television. We believe that television and digital radio, in particular, present significant market opportunities.

  •
  Extend Our Reach to TV.  TV is the largest category of advertising spend, and is transitioning to programmatic buying and selling. We believe that the future of TV is in streaming media and video on demand, as streaming TV subscription services are increasingly available at a fraction of the cost of traditional pay TV subscriptions. We intend to leverage our existing market position and technology platform to accelerate this transition. We plan to invest significant resources in technology, sales and support staff related to our TV growth initiatives.

  •
  Continue to Innovate in Technology and Data.  We intend to continue to innovate in technology to improve our platform and enhance its features and functionalities. We view data as one of our key competitive advantages. We will continue to invest resources in growing our data offerings, both from third-party providers as well as our proprietary data.

  •
  Expand Our International Presence.  Many of our clients serve advertisers on a global basis and we intend to expand our presence outside of the United States to serve the needs of those advertisers in additional geographies. As we expand relationships with our existing clients, we are investing in select regions in Europe and Asia. In particular, we believe that China and Indonesia may represent substantial growth opportunities and we are investing in developing our business in those markets.

Our Platform

        Our platform enables a media planner or buyer at an advertising agency to:

  •
  purchase digital media programmatically on various media exchanges and sell-side platforms;

  •
  acquire and use third-party data to optimize and measure digital advertising campaigns;

  •
  deploy their, or their client's, own first-party data in order to optimize campaign efficacy;

  •
  monitor and manage ongoing digital advertising campaigns on a real-time basis;

  •
  link digital campaigns to offline sales results or other business objectives;

  •
  access other services such as our data management platform and publisher management platform marketplace; and

  •
  use our user interface and APIs to build their own proprietary technology on top of our platform.

        At the core of our platform is our bid-factor based architecture, which we believe has advantages over line-item based architectures that other buy-side systems use. With a line-item based system, ad buyers need to identify the relevant individual audience characteristics, such as age, gender and location, and assign a bid value and budget for each targeted characteristic, and then choose their targeting data. A line-item based system then computes a potential set of advertising purchases and caches the results ahead of time. The system will subsequently compare the cached results to available inventory and make bids. This architecture limits the number of factors that an ad buyer can use to target, given the manual nature of the process and the memory required to cache all the possible combinations. Additionally, in order to maintain the fast response rates required to participate in real-time auctions, line-item based bidders often use predictive analytics to evaluate impressions, making them less precise and efficient.

        In contrast, our bid-factor based system allows users to define desirable factors and the value associated with those factors. Based on these factors, our platform can compute in real-time the value of impressions and bid only for optimal impressions. Because of the granularity of the bid factors, users of our platform can rapidly create billions of different bid permutations with only a few clicks. This expressiveness enables better targeting, pricing and campaign results.

        Our platform is useful and user-friendly based on the following:

  •
  Easy to Use, Open and Customizable.  Our platform provides multiple, easy-to-use automation tools that help our users focus on managing the key factors affecting their campaigns. Our platform also enables clients to integrate custom features and interfaces for their own use through our APIs.

  •
  Expressive.  Our platform enables users to easily create, manipulate and change multiple factors that determine their campaign parameters, resulting in highly targeted and efficient campaigns that are simple to run and manage.

  •
  Integrated, Omnichannel and Cross-device.  Our platform provides integrated access to a wide range of omnichannel inventory and data sources, as well as third-party services such as ad servers, ad verification services and survey vendors. Our platform's integration of these sources and services enables our clients to deploy their budgets through a wide variety of channels, media screens and formats, targeted in their desired manner, through a single platform.

        Some of the key features of our platform are:

  •
  Auto-Optimization.  We provide auto-optimization features which allow buyers to automate their campaigns and support them with computer generated modeling and decision making. In addition, by giving users full reporting, budgeting, and bidding transparency, clients can take control of targeting variables when desired, and apply algorithmic automation when appropriate.

  •
  Advanced Reporting and Analytics Tools.  Our platform provides comprehensive reporting tools, including performance insights across multiple variables such as audience characteristics, ad format, site category, website, device, creative type, and geography. In addition, our platform allows for a unified view of consumers' interactions with ads purchased by our clients. Better and transparent reporting results in better learning, often leading to better campaign optimization and outcomes.

  •
  Data Management.  Our data management capabilities are core to our platform, and are designed to make a broad selection of data available for real-time decision making at the most detailed level. Using our platform, users are able to purchase data from third-party vendors in a seamless and easy manner, enabling them to optimize their campaigns with the most relevant data.

  •
  Private Marketplace Support.  For clients who wish to transact directly with individual publishers, we offer a comprehensive user interface for discovering and transacting via a wide variety of private pricing contracts. Additionally, we offer direct tags that advertisers can use when they negotiate deals with publishers through advertising agencies.

Our Technology

        The core elements of our technology are:

  •
  Scalable Architecture.  On an average daily basis in 2015, our platform reviewed billions of ad impressions per day. Our platform infrastructure is hosted in 13 data centers.

  •
  Real-time Bidding.  On average, our real-time bidding technology evaluates more than 200 billion ad opportunities per day. Our core bidding architecture is easily adaptable to a variety of inventory formats, allowing our platform to communicate with many different inventory sources.

  •
  Predictive Models.  We use the massive data captured by our platform to build predictive models around user characteristics, such as demographic, purchase intent or interest data. Data from our platform is continually fed back into these models, which enables them to improve over time as the use of our platform increases.

  •
  Performance Optimization.  During campaign execution, our optimization engine continually scores a variety of attributes of each impression, such as website, industry vertical or geography, for their likelihood to achieve campaign performance goals. Our bidding engine then shifts bids and budgets in real-time to deliver optimal performance. Additionally, our platform enables clients to set multiple, simultaneous optimization goals for their advertising.

  •
  Real-time Analytics.  Our platform continuously collects data regarding inventory availability. In addition, real-time campaign delivery and spend totals are used to manage campaign budgets and goal caps, as well as campaign reporting. This data is fed back into our optimization engine to improve campaign performance, and into machine-learning models for user demographic predictive modeling.

Our Clients

        Our clients consist of purchasers of programmatic advertising inventory and data. As of December 31, 2015, we had approximately 389 clients, consisting primarily of advertising agencies or groups within advertising agencies that have independent relationships with us, manage budgets independently of one-another, are based in different jurisdictions, and are served by unique Trade Desk teams. Many of these agencies are owned by holding companies, where decision-making is decentralized such that purchasing decisions are made, and relationships with advertisers are located, at the agency, local branch or division level. The number of clients is based on the party with which we have the contractual relationship. Additionally, before being counted by us as a client, each client must have cumulatively spent more than $20,000 on our platform, signed a master service agreement with us and be able to support minimum spend thresholds.

        If all of our individual client contractual relationships were aggregated at the holding company level, Omnicom Group Inc. would have represented more than 10% of our gross billings in 2014, and Omnicom Group Inc. and WPP plc would have each represented more than 10% of our gross billings in 2015. Our contractual and billing arrangement with Omnicom Group Inc. is at the holding company level and accounted for 11% and 12% of our gross billings in 2014 and 2015, respectively. For WPP plc, we enter into separate contracts and billing relationships with various of its individual agencies and account for them as separate clients. We do not have any contractual relationship with the holding company WPP plc. Mindshare, which is affiliated with WPP plc, accounted for 12% of our gross billings in 2015.

        Our clients typically enter into master service agreements, or MSAs, with us that give users constant access to our platform. The MSAs do not contain any material commitments on behalf of clients to use our platform to purchase ad inventory, data or other features. These MSAs typically have one year terms that renew automatically for one year periods, unless earlier terminated. The MSAs are terminable at any time upon 60 days' notice by either party.

        Our clients are loyal, as reflected by our client retention rate of over 95% in 2014 and 2015. In addition, our clients typically grow their use of our platform over time.

Our Advertising and Data Inventory Suppliers

        For suppliers of programmatic advertising inventory and data, we believe that we are an important business client, as we represent one of the largest sources of buy-side demand within the digital advertising industry.

        We obtain digital advertising inventory from over 40 ad exchanges, supply-side platforms, publishers and ad networks, providing us with access to a breadth of programmatic advertising inventory across computers, smartphones, audio devices and digital TV. On average each day, our platform provides our clients with access to over 200 billion ad impressions per day, reaching over 180 million devices per day on a global basis.

        For third-party data vendors, we believe that we represent an important distribution channel. As of December 31, 2015, we have integrated our platform with over 80 third-party data vendors whose products we make available for purchase through our platform.

Our Competition

        Our industry is highly competitive and fragmented. We compete with mostly smaller, private companies, but we also compete with divisions of large, well-established companies such as Google, as well as other demand-side platform providers. We believe that we compete primarily based on the performance, capabilities and transparency of our platform and our focus on the buy-side. We generally do not compete with advertising agencies and we refrain from serving advertisers who have a relationship with one of our clients. We believe that we are differentiated from our competitors in the following areas:

  •
  we are an independent technology company exclusively focused on serving advertising agencies and the buy-side of our industry;

  •
  our client relationships are based on master service agreements as opposed to campaign-specific insertion orders;

  •
  our platform provides comprehensive access to a wide range of inventory types and third-party data vendors; and

  •
  our technology is differentiated and provides highly expressive targeting.

        In addition, we believe that new entrants would find it difficult to gain direct access to inventory providers, given their limited scale and the costs that additional integrations impose on inventory providers.

Sales and Marketing

        Given our self-serve business model, we focus on supporting, advising and training our clients to use our platform independently as soon as they are ready to transact. Our sales and marketing team, which consisted of 150 employees as of June 30, 2016, employs a consultative approach to both new and existing clients.

        Once a new client has access to our platform, they work closely with our client service teams as they onboard the new client and provide continuous support throughout the early campaigns. Typically, once a client has gained some initial experience, it will move to a fully self-serve model and request support as needed.

        To help train our clients, suppliers and other digital media participants, we have created an e-learning program called The Trading Academy. We believe that this initiative is an important component in our strategy of enabling rapid onboarding to our platform.

        Our marketing efforts are focused on increasing awareness for our brand, executing thought-leadership initiatives, supporting our sales team and generating new leads. We seek to accomplish these objectives by presenting at industry conferences, hosting client conferences, publishing white papers and research, public relations activities, social media presence and advertising campaigns.

Platform Development

        Rapid innovation is a core driver of our business success and our corporate culture. We empower our development teams by encouraging them to release updated features and increase functionality fast and often. As a company, we refresh our platform on a weekly basis. Our development teams are intentionally lean and nimble in nature, providing for transparency and accountability.

        We expect to continue investing in our technology in order to support increased volume of advertising spend on our platform and to facilitate our international expansion. In addition, we intend to invest in efforts aimed at developing new technologies and functionalities that will enhance our platform and further automate our business processes. As of June 30, 2016, we had 110 employees primarily engaged in technology and development. Our technology development expense totaled $7.3 million in 2014, $12.8 million in 2015 and $10.4 million for the six months ended June 30, 2016.

Our Employees and Culture

        As of June 30, 2016, we had 387 employees, of whom 296 are in the United States. Our team draws from a broad spectrum of backgrounds and experiences, across technology, advertising and securities trading and other areas. Led by our co-founders, Jeff T. Green and David R. Pickles, who were recognized by Ernst & Young in 2015 with Entrepreneur of the Year awards in the greater Los Angeles area, we facilitate an entrepreneurial culture so that we may remain focused and innovative over time, as we strive to serve our clients with openness, transparency and humility. When hiring, we place a special emphasis on our key cultural attributes of "Grit, Humility, Emotional Intelligence and Generosity," which we believe have been instrumental in delivering value to our clients and thus contributing to our growth.

        We have been consistently ranked as one of the best places to work for in the advertising industry as recognized by awards from Inc., Entrepreneur, Crain's New York, Outside Magazine and the Great Place to Work Institute. We believe that our low employee voluntary turnover rate since our founding is a testament to our culture and team spirit.

Intellectual Property

        The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright and trademark laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property. We hold no patents because we believe our proprietary technology is best protected by keeping our technology architecture, trade secrets, and engineering roadmap private. We believe our platform is difficult to replicate and would be expensive to build. We also believe that the most important protection in digital advertising technology is the ability to execute and deliver new functionality quickly, and are continually developing new intellectual property as we innovate.

Privacy and Data Protection Regulation

        Privacy and data protection legislation and regulation play a significant role in our business. We and our clients use non-identifiable data about Internet users collected through our platform to manage and execute digital advertising campaigns in a variety of ways, including delivering advertisements to Internet users based on their particular geographic locations, the type of device they are using, or their interests as inferred from their web browsing or app usage activity. We do not use this data to identify specific individuals, and we do not seek to associate this data with information that can be used to identify specific individuals. We take steps not to collect or store personally identifiable information, or personal data. The definitions of personally identifiable information and personal data, however, vary by jurisdiction and are evolving. As a result, our platform and business practices must be assessed regularly in each jurisdiction where we do business to avoid violating applicable legislation and regulation.

        In the United States, both state and federal legislation govern activities such as the collection and use of data by companies like us. Digital advertising in the United States has primarily been subject to regulation by the Federal Trade Commission, or the FTC, which has primarily relied upon Section 5 of the Federal Trade Commission Act, which prohibits companies from engaging in "unfair" or "deceptive" trade practices, including alleged violations of representations concerning privacy protections and acts that allegedly violate individuals' privacy interests. Because our platform reaches users throughout the world, including Europe, Australia and Asia, some of our activities may also be subject to foreign legislation. As we continue to expand internationally, we will be subject to additional legislation and regulation, and these laws may affect how we conduct business.

        Additionally, U.S. and foreign governments have enacted or are considering enacting legislation that could significantly restrict our ability to collect, augment, analyze, use and share data collected through cookies and similar technologies, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online. In the United States, the FTC has commenced the examination of privacy issues that arise when marketers track consumers across multiple devices, otherwise known as cross-device tracking. In the European Union, or EU, Directive 2009/136/EC, commonly referred to as the Cookie Directive, directs EU member states to ensure that accessing information on an Internet user's computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have adopted and implemented, and may continue to adopt and implement legislation that impacts the use of cookies for online advertising. The EU also recently enacted the General Data Protection Regulation, which will take effect in May 2018 and similarly will restrict the collection and use of IP addresses, cookie identifiers, and device identifiers for advertising purposes.

        In prior years, some government regulators and privacy advocates advocated vigorously for a Do Not Track standard that would allow Internet users to express a preference, independent of cookie settings in their browser, not to have their online browsing activities tracked. In 2010, the FTC issued a staff report emphasizing the need for simplified notice, choice and transparency to the consumer regarding the collection, use and sharing of data, and suggested implementing a Do Not Track browser setting that would allow consumers to choose whether or not to allow tracking of their online browsing activities. All major Internet browsers have implemented some version of a Do Not Track setting. However, there is no commonly accepted definition of "tracking," no consensus regarding what message is conveyed by a Do Not Track setting and no industry standards regarding how to respond to a Do Not Track preference. The World Wide Web Consortium chartered a "Tracking Protection Working Group" in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups and consumer advocacy organizations, to create a voluntary Do Not Track standard for the World Wide Web. The group has yet to agree upon a standard that has the backing of industry. California amended its main privacy law, the California Online Privacy Protection Act, or CalOPPA, to require companies to declare in their privacy policies how they respond to Do Not Track signals or similar mechanisms, and Delaware enacted a similar requirement in the Delaware Online Privacy and Protection Act, or DOPPA. Neither CalOPPA nor DOPPA, however, requires any particular response to those signals.

        We participate in several industry self-regulatory programs, mainly initiated by the Network Advertising Initiative, or NAI, the Digital Advertising Alliance, or DAA, and their international counterparts. Under such programs, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and similar technologies and our collection and use of data in connection with the delivery of targeted advertising. We also allow consumers to opt out from the use of data we collect for the delivery of targeted advertising, and we provide consumers notice with how to exercise such choice. We believe that this user-centric approach to addressing consumer privacy empowers consumers to make informed decisions on the use of their data.

Facilities

        We maintain our principal office, totaling approximately 12,200 square feet, in Ventura, California, under a lease that expires in September 2020. We also lease offices in other U.S. cities and seven countries outside of the United States. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, we will be able to secure additional space to accommodate expansion of our operations.

Legal Proceedings

        We are not currently a party to any legal proceedings, litigation or claims, which, if determined adversely to us, would have a material adverse effect on our business, operating results, financial condition or cash flows. We may from time to time, be party to litigation and subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, as of June 30, 2016:

Name	Age	Position(s)
Executive Officers
Jeff T. Green	39	President and Chief Executive Officer, Director
David R. Pickles	38	Chief Technology Officer
Robert D. Perdue	49	Chief Operating Officer, Director
Brian J. Stempeck	37	Chief Client Officer
Paul E. Ross	42	Chief Financial Officer
Non-Employee Directors
Roger Ehrenberg(2)	50	Director
Kathryn E. Falberg(1)(3)	55	Director
Thomas Falk(1)	37	Director
Eric B. Paley(3)	40	Director
Juan N. Villalonga(2)	63	Director
David B. Wells(1)(2)	45	Director

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

(3)
Member of the nominating and corporate governance committee.

  Executive Officers

        Jeff T. Green has served as our president and chief executive officer and as a member of our board of directors since November 2009. Prior to The Trade Desk, Mr. Green founded AdECN, the world's first online advertising exchange. As chief operating officer of AdECN, he led all strategy, product and business development. AdECN was acquired by the Microsoft Corporation within three years of launch. At Microsoft, Mr. Green oversaw the AdECN exchange business, as well as all reseller and channel partner business. Additionally, he advised the roll-up strategy for the Online Services Division of Microsoft. Mr. Green has also played a leadership role in the ad tech industry, having served on the Networks and Exchanges Quality Assurance Guidelines Committee for the Internet Advertising Bureau, or IAB, from 2011 to 2012. At IAB, Mr. Green led working groups that established rules and best practices for acquiring inventory, and set data transaction standards. Previously, Mr. Green served on the board of Falk Technologies, a global advertising technology company based in Europe. Mr. Green has also served as an advisor to a series of companies including AppNexus, a technology platform based in New York City, and SiteWit, an SMB search engine marketing firm. In 2015, Ernst & Young named Mr. Green Entrepreneur of the Year in the Greater Los Angeles region. We believe that Mr. Green is qualified to serve on our board of directors due to his extensive management experience and sophisticated industry background.

        David R. Pickles has served as our chief technology officer since March 2010. Mr. Pickles has spent his entire career building real-time Internet delivery systems. At the Internet telephony startup CallWave, Inc., he was involved in building all back end components of the system: client session management services, telephone call handling services, client registration services, B2B integrations with all major telephone carriers, and complex high performance database systems (including a custom billing and CRM system). Mr. Pickles and his team were the recipients of multiple awards and recognition for high performance while at CallWave. In 2015, Ernst & Young named Mr. Pickles

Entrepreneur of the Year in the Greater Los Angeles region. Mr. Pickles received a B.S. in Computer Science from University of California, Santa Barbara.

        Robert D. Perdue has served as our chief operating officer since January 2013 and as a member of our board of directors since May 2014. Prior to The Trade Desk, Mr. Perdue was the chief operating officer of EyeWonder from November 2009 to March 2012, managing sales, business operations and expansion efforts worldwide. Prior to EyeWonder, Mr. Perdue specialized in mergers and acquisitions, capital raising and online strategy for The Jordan, Edmiston Group, or JEGI, an investment bank serving the online media and technology industry. While at JEGI, he developed wide-ranging experience in online media, advising ad serving companies, targeting platforms, ad networks, search and lead generation platforms and workflow automation software companies. Prior to JEGI, Mr. Perdue worked for more than a decade in progressive leadership and management roles at Time Warner and Ernst & Young, LLP. Mr. Perdue received an M.B.A. from Georgetown University. We believe that Mr. Perdue is qualified to serve on our board of directors due to his extensive management experience and industry background.

        Brian J. Stempeck has served as our chief client officer since February 2015 and initially joined The Trade Desk in June 2010. Mr. Stempeck has spent the majority of his career in online media and marketing. Prior to The Trade Desk, Mr. Stempeck worked for Bain & Company, where he advised Fortune 500 clients in the retail and pharmaceutical sectors on online marketing strategies. He started his career as a political journalist with E&E Publishing, or E&E, and launched E&E's online video division in 2006. Mr. Stempeck received a B.A. in English Literature from the University of Virginia and an M.B.A. from the Kenan-Flagler Business School, University of North Carolina at Chapel Hill.

        Paul E. Ross has served as our chief financial officer since November 2014. Prior to The Trade Desk, Mr. Ross independently served as a contract, part-time or interim chief financial officer for several companies, including as the interim chief financial officer and principal accounting officer of DecisionPoint Systems, Inc. from September 2012 to February 2013. Mr. Ross served as the chief financial officer and principal accounting officer of GenMark Diagnostics, Inc. from April 2011 until April 2012 and served as its treasurer and secretary. He has worked in accounting and finance for more than 18 years. He served as chief financial officer of Teledata Technology Solutions Limited from October 2009 until April 2011. Mr. Ross served as chief financial officer, principal accounting officer and senior vice president of Finance at Meade Instruments Corp. from March 2007 to April 2009. From May 2005 to March 2007, Mr. Ross served as chief financial officer and treasurer of Power-One, Inc. (now ABB Product Group Solar). From April 2001 to May 2005, he held various positions with Power-One including corporate controller, vice president of finance, director of corporate finance, and manager of financial planning and reporting. He acquired his certified public accountant license from California while at PricewaterhouseCoopers LLP and maintains his active license from Florida. Mr. Ross received a B.A. degree in History from University of California, Los Angeles and an M.B.A. from the USC Marshall School of Business.

  Non-Employee Directors

        Roger Ehrenberg has served as a member of our board of directors since March 2010. He is the founder and managing partner of IA Ventures, a seed-stage venture capital firm. Mr. Ehrenberg serves on the board of directors of numerous private companies. Previously, Mr. Ehrenberg served as president and chief executive officer of DB Advisors, Deutsche Bank's internal hedge fund trading platform. Before DB Advisors, Mr. Ehrenberg was global co-head of Deutsche Bank's Strategic Equity Transactions Group. As an investment banker and managing director at Citibank, he held a variety of roles in the Global Derivatives, Capital Markets, Mergers & Acquisitions and Capital Structuring groups. Mr. Ehrenberg received a B.B.A. in Finance and Economics from University of Michigan, Ann Arbor, and an M.B.A. in Accounting, Finance and Management from Columbia Business School. We believe that Mr. Ehrenberg is qualified to serve on our board of directors due to his extensive management experience, strategic leadership track record and service on other boards of directors of technology companies.

        Kathryn E. Falberg has served as a member of our board of directors since August 2016. Ms. Falberg served as executive vice president and chief financial officer of Jazz Pharmaceuticals, PLC from March 2012 to March 2014 after serving as senior vice president and chief financial officer since December 2009. From 2001 through 2009, Ms. Falberg worked with a number of smaller companies, including AdECN, while serving as a corporate director and audit committee chair for several companies. Ms. Falberg was with Amgen from 1995 through 2001, where she served as senior vice president, finance and strategy and chief financial officer and before that as vice president, controller and chief accounting officer, and vice president, treasurer. Ms. Falberg currently serves on the board of directors of BioMarin Pharmaceutical, Medivation, Aimmune Therapeutics and aTyr Pharma and previously served on several boards including Halozyme Therapeutics and QLT. Ms. Falberg received an M.B.A. and B.A. in Economics from the University of California, Los Angeles and is a Certified Public Accountant (inactive). We believe that Ms. Falberg is qualified to serve on our board of directors due to her extensive management experience, strategic leadership track record, and service on other boards of directors.

        Thomas Falk has served as a member of our board of directors since May 2012. He is the chief executive officer of the eValue Group, consisting of the publicly traded eValue Europe AG, the media investment bank Digital Capital Advisors and the investment fund Revel Partners. Mr. Falk serves on the board of directors of numerous private companies. Previously, Mr. Falk served as president EMEA of Doubleclick after selling his company, Falk eSolutions, to the latter. We believe that Mr. Falk is qualified to serve on our board of directors due to his extensive entrepreneurial background, strategic leadership track record and service on other boards of directors of technology companies.

        Eric B. Paley has served as a member of our board of directors since March 2010. He is a co-founder and managing partner at Founder Collective, a seed stage venture capital fund. Mr. Paley serves on the board of directors of numerous private companies. Previously, Mr. Paley served as the chief executive officer and a co-founder of Brontes Technologies, the general manager of the 3M Brontes subsidiary of 3M Corporation, and as the chief executive officer and co-founder of Abstract Edge, a web application development and marketing company. Mr. Paley started his career as a strategy consultant for Monitor Group. He has served as an Entrepreneur In Residence at Harvard Business School and actively writes columns for publications such as Techcrunch and Inc. Magazine. Mr. Paley also serves on the board of directors of New England Venture Capital Association, a non-profit entity. Mr. Paley received a B.A. in Government from Dartmouth College and an M.B.A. from the Harvard Business School. We believe that Mr. Paley is qualified to serve on our board of directors due to his extensive management experience, entrepreneurial background and strategic leadership track record.

        Juan N. Villalonga has served as a member of our board of directors since April 2015. He is a partner at Hermes Growth Partners. Mr. Villalonga serves on the board of directors of ACIBADEM, Axiata and Virgin Mobile Latin America, and is a member of the Lutetia Capital Advisory Board and of the Telefónica Foundation. Previously, Mr. Villalonga served as the executive chairman and chief executive officer of Telefónica Group, and as a former partner at McKinsey and Company. Mr. Villalonga received a B.A. in Law from the University of Deusto and a J.D. from Navarra University. We believe that Mr. Villalonga is qualified to serve on our board of directors due to his extensive management experience, financial industry background and service on other boards of directors of technology companies.

        David B. Wells has served as a member of our board of directors since December 2015. He is the chief financial officer of Netflix, Inc. Previously, Mr. Wells served as vice president, financial planning and analysis, of Netflix and in progressive roles as a management consultant with Deloitte Consulting.

Mr. Wells received a B.S. in Commerce and English from the University of Virginia and an M.B.A./M.P.P. from the University of Chicago. We believe that Mr. Wells is qualified to serve on our board of directors due to his extensive management experience, high-growth company background and strategic leadership track record.

  Director Independence

        Our board of directors currently consists of eight members and one vacancy. Our board of directors has determined that all of our directors, other than our chief executive officer and chief operating officer, qualify as "independent" directors in accordance with the NASDAQ listing requirements. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

  Voting Arrangements

        The election of the members of our board of directors is governed by the second amended and restated voting agreement, as amended, that we entered into with certain holders of our common stock and convertible preferred stock, and by our amended and restated certificate of incorporation. Pursuant to these documents:

  •
  for so long as the holders of each class of outstanding convertible preferred stock hold at least 1,000,000 of the applicable class of convertible preferred stock, such holders, voting separately as a single class, have the right to elect four directors, which directors are designated as follows:

  •
  one individual designated by Founder Collective, L.P. (together with its affiliated entities), for which Eric B. Paley has been designated;

  •
  one individual designated by IA Venture Strategies Fund I, LP (together with its affiliated entities), for which Roger Ehrenberg has been designated;

  •
  one individual designated by Revel Venture Fund I, LP and reasonably satisfactory to the board of directors, for which Thomas Falk has been designated;

  •
  one individual designated by Highwind S.a.r.l. (together with its affiliated entities), for which Juan N. Villalonga has been designated;

  •
  the holders of our common stock, voting separately as a single class, have the right to elect three directors (one of whom is our chief executive officer), for which Messrs. Green, Perdue and Wells have been designated; and

  •
  the remaining two directors are elected by either (1) the holders of a majority of the outstanding common stock and of any other class or series of voting stock, exclusively and voting together as a single class or (2) a majority of the directors then serving on the board. The holders of a majority of the outstanding common stock and of any other class or series of voting stock, exclusively and voting together as a single class have designated Kathryn E. Falberg to serve on our board of directors. There is currently one vacancy on our board of directors.

        The second amended and restated voting agreement, as amended, and the applicable provisions of our amended and restated certificate of incorporation by which our current directors were elected will terminate in connection with this offering, and there will be no further contractual obligations regarding the election of our directors. Our current directors will hold office until their successors have been elected and qualify, or appointed or until the earlier of their death, resignation or removal.

Leadership Structure of the Board

        Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our amended and restated bylaws and corporate governance guidelines, which will become effective immediately prior to the consummation of this offering, will provide our board of directors with flexibility to combine or separate the positions of chairman of the board of directors and chief executive officer.

        Our board of directors currently believes that our existing leadership structure, under which our chief executive officer, Mr. Green, serves as chairman of our board of directors and Mr. Ehrenberg, our lead independent director, assumes specific responsibilities on behalf of the independent directors, is effective, provides the appropriate balance of authority between those who oversee the company and those who manage it on a day-to-day basis, and achieves the optimal governance model for us and for our stockholders. Mr. Green's knowledge of the issues, opportunities and risks facing us, our business and our industry renders him best positioned among our directors to fulfill the chairman's responsibility to develop agendas that focus the time and attention of our board of directors on the most critical matters.

        Our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

        Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

        Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related-persons transactions. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Meetings

        Our board of directors held a total of seven meetings during 2015. Each director attended at least 75% of the total number of board of directors meetings that were held during the time he was a director in 2015. Our board of directors also acted by unanimous consent on two occasions.

Board Committees

  Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

  •
  appoints our independent registered public accounting firm;

  •
  evaluates the independent registered public accounting firm's qualifications, independence and performance;

  •
  determines the engagement of the independent registered public accounting firm;

  •
  reviews and approves the scope of the annual audit and the audit fee;

  •
  discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

  •
  approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

  •
  monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

  •
  is responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

  •
  reviews our critical accounting policies and estimates; and

  •
  reviews the audit committee charter and the committee's performance at least annually.

        After this offering, we expect that the members of our audit committee will be Messrs. Wells (chairperson), Ehrenberg and Villalonga. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Mr. Wells is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that each of Messrs. Wells and Villalonga are independent under the heightened audit committee independence standards of the SEC and NASDAQ. As allowed under the applicable rules and regulations of the SEC and NASDAQ, we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

  Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

  •
  reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

  •
  evaluates the performance of these officers in light of those goals and objectives recommends to our board of directors the compensation of these officers based on such evaluations;

  •
  recommends to our board of directors the issuance of stock options and other awards under our stock plans; and

  •
  reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

        After this offering, we expect that the members of our compensation committee will be Ms. Falberg (chairperson), and Messrs. Falk and Wells. Each of the members of our compensation committee is independent under the applicable rules and regulations of NASDAQ, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. After this offering, we expect that the members of our nominating and corporate governance committee will be Ms. Falberg (chairperson) and Mr. Paley. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of NASDAQ relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee Interlocks and Insider Participation

        During 2015, our compensation committee consisted of Messrs. Ehrenberg and Falk. None of the expected members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

        Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

  •
  personal and professional integrity;

  •
  ethics and values;

  •
  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

  •
  experience in the industries in which we compete;

  •
  experience as a board member or executive officer of another publicly held company;

  •
  diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

  •
  conflicts of interest; and

  •
  practical and mature business judgment.

        Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

        After this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.thetradedesk.com. We expect that any amendments to the code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

        In 2015, our non-employee directors did not receive any cash compensation or equity awards for their services as directors, except that David B. Wells was granted a stock option to purchase 25,000 shares of our Class B common stock on December 20, 2015 in connection with his commencement of service as a member of our board of directors. Mr. Wells' option has an exercise price equal to $3.36 per share (the fair market value of our Class B common stock on the date of grant) and vests with respect to one-fourth of the shares subject thereto on the first anniversary of the grant date and with respect to one-forty-eighth of the shares subject thereto on each monthly anniversary of the grant date thereafter, subject to his continued service as a director through the applicable vesting date. In addition, we have reimbursed our non-employee directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings. Our employee directors did not receive any additional compensation for their service as members of our board of directors in 2015.

        The following table sets forth information for the year ended December 31, 2015 regarding the compensation awarded to, earned by or paid to our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Roger Ehrenberg	—	—	—	—
Kathryn E. Falberg	—	—	—	—
Thomas Falk	—	—	—	—
Eric B. Paley	—	—	—	—
Juan N. Villalonga	—	—	—	—
David B. Wells	—	50,169	—	50,169

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2015 computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all stock options awards granted to our directors in Note 11 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)
As of December 31, 2015, Mr. Wells held stock options to purchase an aggregate of 25,000 shares. None of our other non-employee directors held stock options as of December 31, 2015.

        We are currently considering a compensation program for our non-employee directors for future implementation that may consist of annual retainer fees and/or long-term equity awards; however, there can be no assurance at this time that such a program will be implemented or that it will consist of the components noted here. Directors who are also employees of the company will not receive fees for service on our board of directors.

EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "2015 Summary Compensation Table" below. In 2015, our named executive officers, or NEOs, and their positions were as follows:

  •
  Jeff T. Green, chief executive officer;

  •
  Robert D. Perdue, chief operating officer;

  •
  Brian J. Stempeck, chief client officer; and

  •
  Paul E. Ross, chief financial officer.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2015 Summary Compensation Table

        The following table sets forth information concerning the compensation of our NEOs for 2015.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Jeff T. Green Chief Executive Officer	2015	307,500	88,064	325,000	3,163	723,727
Robert D. Perdue Chief Operating Officer	2015	268,750	121,870	265,000	3,039	658,659
Brian J. Stempeck Chief Client Officer	2015	268,750	123,593	265,000	3,975	661,318
Paul E. Ross Chief Financial Officer	2015	265,000	172,737	225,000	2,904	665,641

(1)
Amounts reflect the full grant-date fair value of options to purchase shares of Class B common stock granted to our NEOs during 2015, calculated in accordance with ASC Topic 718. For a discussion of the assumptions used to calculate the value of stock option awards, see Note 11 to our audited consolidated financial statements in this prospectus.

(2)
Amounts represent 2015 cash incentive awards earned by our NEOs in 2015. For additional information, see the section captioned "Narrative to Summary Compensation Table—2015 Cash Incentives."

(3)
Amounts represent our 401(k) matching contributions on the NEO's behalf for 2015.

Narrative to Summary Compensation Table

  2015 Salaries

        Each NEO receives a base salary to compensate him for services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting his skill set, experience, role and responsibilities. Messrs. Green, Perdue, Stempeck and Ross had base salaries equal to $250,000, $225,000, $225,000 and $220,000, respectively as of January 1, 2015. The base salaries for Messrs. Green, Perdue, Stempeck and Ross increased to $280,000, $240,000, $240,000 and $240,000, respectively, on February 1, 2015 (or, for Mr. Ross, on July 1, 2015) in connection with our annual merit review process. The base salaries for Messrs. Green, Perdue, Stempeck and Ross further increased to $400,000, $360,000, $360,000 and $380,000, respectively, on October 1, 2015 in order to bring their salaries in line with the salaries of similarly-situated executives at public companies.

        The actual base salaries earned by our NEOs during 2015 are set forth in the 2015 Summary Compensation Table above.

  2015 Cash Incentives

        In 2015, each of the NEOs was eligible to earn quarterly cash incentives based on our revenue during 2015. Total cash incentives for 2015 were targeted at $150,000 for Mr. Green, $120,000 for Mr. Perdue, $120,000 for Mr. Stempeck and $100,000 for Mr. Ross. Potential cash incentive award payouts ranged from 0% to 200% of the applicable NEO's target award, with an additional $25,000 to be awarded to each NEO if our revenue during 2015 exceeded $100 million. Our actual 2015 revenue exceeded $100 million and, accordingly, each NEO earned 200% of his respective target award plus an additional $25,000 payment.

        The actual annual cash bonuses earned to each NEO for 2015 performance are set forth above in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

  Equity Compensation

        We have historically granted stock options to our NEOs under The Trade Desk, Inc. 2010 Stock Plan, or the 2010 Plan, or, from and after December 9, 2015, under The Trade Desk, Inc. 2015 Equity Incentive Plan, or the 2015 Plan. For additional information about the 2010 Plan and the 2015 Plan, see the section captioned "Equity Incentive Plans."

        On January 20, 2015, Messrs. Green, Perdue, Stempeck and Ross were granted options to purchase shares of our Class B common stock under our 2010 Plan and on December 9, 2015, Messrs. Green, Perdue, Stempeck and Ross were granted options to purchase shares of our Class B common stock under our 2015 Plan, which we refer to collectively as the 2015 options. All of the 2015 options, other than Mr. Green's January 2015 stock option grant, are intended to qualify as tax-qualified "incentive stock options." The 2015 options generally vest with respect to one-forty-eighth of the shares subject thereto on each monthly anniversary of the vesting commencement date, subject to the applicable NEO's continued employment through the vesting date, except that the 2015 option granted to Mr. Ross on January 20, 2015 vests with respect to one-fourth of the shares subject thereto on the first anniversary of the vesting commencement date and with respect to one-forty-eighth of the shares subject thereto on each monthly anniversary of the vesting commencement date thereafter, subject to Mr. Ross' continued employment through the applicable vesting date. If a change in control of our company occurs, 50% of the then-unvested portion of each 2015 option will vest upon such change in control, subject to the applicable NEO remaining employed with us until at least immediately prior to such change in control. In addition, upon a termination of the applicable NEO's employment by us without cause within three months prior to, or two years following, a change in control of our company, subject to the applicable NEO's execution of a general release of claims, the NEO's 2015 option will vest in full (to the extent then-unvested).

        The following table sets forth the stock options granted to our NEOs during the 2015 fiscal year.

Named Executive Officer	2015 Options
(Number of Shares)
Jeff T. Green	84,178
Robert D. Perdue	117,447
Brian J. Stempeck	120,780
Paul E. Ross	209,735

        In connection with this offering, we intend to adopt a 2016 Incentive Award Plan, or the 2016 Plan, in order to facilitate the grant of cash and equity incentives to our directors, employees (including our NEOs) and consultants and those of certain of our affiliates and to enable us and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2016 Plan will become effective on the day immediately preceding the effectiveness of the registration statement of which this prospectus forms a part. Because we have not yet adopted the 2016 Plan, there can be no assurance at this time that it will be implemented. For additional information about the 2016 Plan, see the section captioned "—Equity Compensation Plans—2016 Plan."

        In addition to the 2016 Plan, in connection with this offering, we intend to adopt a 2016 Employee Stock Purchase Plan, or the ESPP, in order to allow our eligible employees to purchase shares of our Class A common stock at a discount using payroll deductions. We expect that the ESPP will become effective on the day immediately preceding the effectiveness of the registration statement of which this prospectus forms a part. Because we have not yet adopted the ESPP, there can be no assurance at this time that it will be implemented. For additional information about the expected terms of the ESPP, see the section captioned "—Equity Compensation Plans—2016 Employee Stock Purchase Plan."

Other Elements of Compensation

  Retirement Plans

        We currently maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax or after-tax (Roth) basis through contributions to the 401(k) plan. Currently, we match 25% of the first 6% of the contributions made by participants in the 401(k) plan, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

  Employee Benefits and Perquisites

        All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance. We do not provide our NEOs with perquisites or other personal benefits, other than the retirement, health and welfare benefits that apply uniformly to all of our employees.

  No Tax Gross-Ups

        We do not make gross-up payments to cover our NEOs' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each NEO as of December 31, 2015.

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Jeff T. Green	1/20/2015	1/20/2015	8,801		29,607	(1)	0.819	1/19/2025
Chief Executive Officer	12/9/2015	1/1/2016	—		45,770	(1)	3.696	12/8/2020
Robert D. Perdue	2/8/2013	1/7/2013	315,277		126,389	(2)	0.171	2/7/2023
Chief Operating Officer	4/23/2014	4/23/2014	27,777		38,889	(1)	0.819	4/22/2024
	1/20/2015	1/20/2015	7,544		25,377	(1)	0.819	1/19/2025
	1/20/2015	1/20/2015	9,930		33,403	(1)	0.819	1/19/2025
	12/9/2015	1/1/2016	—		41,193	(1)	3.360	12/8/2025
Brian J. Stempeck	7/23/2010	6/21/2010	100,000	(2)	—		0.069	7/22/2020
Chief Client Officer	10/12/2010	10/12/2010	33,333	(1)	—		0.069	10/11/2020
	2/28/2011	2/28/2011	33,333	(1)	—		0.069	2/27/2021
	4/4/2011	4/4/2011	33,333	(1)	—		0.069	4/3/2021
	7/8/2011	7/8/2011	133,333	(1)	—		0.069	7/7/2021
	10/17/2012	10/17/2012	237,500		62,500	(1)	0.171	10/16/2022
	1/20/2015	1/20/2015	7,544		25,377	(1)	0.819	1/19/2025
	1/20/2015	1/20/2015	10,694		35,972	(1)	0.819	1/19/2025
	12/9/2015	1/1/2016	—		41,193	(1)	3.360	12/8/2025
Paul E. Ross	1/20/2015	1/20/2015	2,058		25,377	(1)	0.819	1/19/2025
Chief Financial Officer	1/20/2015	11/3/2014	36,110		97,223	(2)	0.819	1/19/2025
	12/9/2015	1/1/2016	—		43,481	(1)	3.360	12/8/2025

(1)
Represents stock options vesting with respect to one-forty-eighth of the shares of Class B common stock subject thereto on each monthly anniversary of the vesting commencement date, subject to the applicable NEO's continued employment through the applicable vesting date. If a change in control of our company occurs, 50% of the then-unvested portion of the option will vest upon such change in control, subject to the applicable NEO remaining employed with us until at least immediately prior to such change in control. In addition, upon a termination of the applicable NEO's employment by us without cause within three months prior to, or two years following, a change in control of our company, subject to the applicable NEO's execution of a general release of claims, the option will vest in full (to the extent then-unvested).

(2)
Represents stock options vesting with respect to one-fourth of the shares of Class B common stock subject thereto on the first anniversary of the vesting commencement date and with respect to one-forty-eighth of the shares of Class B common stock subject thereto on each monthly anniversary of the vesting commencement date thereafter, subject to the applicable NEO's continued employment through the applicable vesting date. If a change in control of our company occurs, 50% of the then-unvested portion of the option will vest upon such change in control, subject to the applicable NEO remaining employed with us until at least immediately prior to such change in control. In addition, upon a termination of the applicable NEO's employment by us without cause within three months prior to, or two years following, a change in control of our company, subject to the applicable NEO's execution of a general release of claims, the option will vest in full (to the extent then-unvested).

Executive Compensation Arrangements

        During 2015, we were party to employment offer letters with Messrs. Green, Perdue, Stempeck and Ross, the terms and conditions of which are described below. In January 2016, we entered into executive employment agreements with each of our NEOs which supersede their prior employment offer letters. The material terms of the employment offer letters for Messrs. Green, Perdue, Stempeck and Ross, as well as the material terms of the new executive employment agreements for each of our NEOs, are described in more detail below.

  Jeff T. Green Offer Letter

        Pursuant to the employment offer letter between us and Mr. Green, dated March 3, 2010, or the Green offer letter, Mr. Green was employed during 2015 as our chief executive officer. The Green offer letter provided for an annual base salary, eligibility for bonuses as determined by our board of directors, and eligibility to participate in health, disability and other benefit plans provided to our employees generally. Pursuant to the Green offer letter, upon an Involuntary Termination of Mr. Green's employment (as defined in the Green offer letter), subject to Mr. Green's execution of a general release of claims, he would have been eligible to receive three months of continued base salary and health and welfare benefits.

  Robert D. Perdue Offer Letter

        Pursuant to the employment offer letter between us and Mr. Perdue, dated January 7, 2013, or the Perdue offer letter, Mr. Perdue was employed during 2015 as our chief operating officer. The Perdue offer letter provided for an annual base salary, eligibility for bonuses as determined by us, and eligibility to participate in health, disability and other benefit plans provided to our employees generally. Mr. Perdue was not entitled to severance under the Perdue offer letter.

  Brian J. Stempeck Offer Letter

        Pursuant to the employment offer letter between us and Mr. Stempeck, dated June 3, 2010, or the Stempeck offer letter, Mr. Stempeck was employed during 2015 as our chief client officer. The Stempeck offer letter provided for an annual base salary, eligibility for bonuses as determined by us, and eligibility to participate in health, disability and other benefit plans provided to our employees generally. Mr. Stempeck was not entitled to severance under the Stempeck offer letter.

  Paul E. Ross Offer Letter

        Pursuant to the employment offer letter between us and Mr. Ross, dated September 2, 2014, or the Ross offer letter, Mr. Ross was employed during 2015 as our chief financial officer. The Ross offer letter provided for an annual base salary, eligibility for bonuses as determined by us, eligibility to receive a commission bonus for 2015, eligibility to participate in health, disability and other benefit plans provided to our employees generally, a one-time payment equal to $17,500 in connection with his relocation to Ventura, California, and reimbursement for temporary housing costs in connection with such relocation (capped at $6,000). Mr. Ross was not entitled to severance under the Ross offer letter.

  New Executive Employment Agreements

        As noted above, on January 28, 2016, we entered into executive employment agreements with each of our NEOs that provide for Messrs. Green, Perdue, Stempeck and Ross to receive annual base salaries equal to $400,000, $360,000, $360,000 and $380,000, respectively, and for eligibility to participate in health, disability and other benefit plans provided to our employees generally. In addition, the employment agreements provide that the executives will be eligible to receive cash incentive awards during 2016. Potential cash incentive award payouts range from 0% to 0.24% of 2016 revenue (for Messrs. Green, Perdue and Stempeck) and from 0% to 0.20% of 2016 revenue (for Mr. Ross), dependent upon the level of gross spend attained by us during 2016. Earned awards are payable to the executives in quarterly installments within 60 days after the end of each calendar quarter.

        Under their respective employment agreements, if the applicable NEO is terminated by us without "cause," then, subject to the executive's execution and non-revocation of a general release of claims, the NEO will be entitled to receive (1) four months of continued payment of base salary and (2) if such termination occurs within three months prior to or two years after a change in control of our company, accelerated vesting of the 2015 option granted to such NEO on December 9, 2015. Each NEO has also entered into a confidentiality and inventions agreement with us, which supersedes a prior confidentiality and intellectual property agreement, and in each case, contains certain nondisclosure and invention assignment provisions, as well as non-solicitation and certain other restrictive covenants that are effective during the applicable NEO's employment with us and for 12 months thereafter.

Equity Compensation Plans

        We currently maintain the 2015 Plan. Upon the effectiveness of the 2015 Plan, we ceased to grant awards under the 2010 Plan. We have previously granted stock options to our NEOs under each of the 2015 Plan and the 2010 Plan, as described in more detail above. In connection with the closing of this offering, we intend to adopt the 2016 Plan. We expect that, upon the effectiveness of the 2016 Plan, no further awards will be made under the 2015 Plan.

  2010 Plan

        The material terms of the 2010 Plan are summarized below.

        Share Reserve.    An aggregate of 6,921,083 shares of Class B common stock were reserved for issuance pursuant to awards granted under the 2010 Plan.

        Administration.    Our board of directors is authorized to administer the 2010 Plan, but consistent with its authority under the 2010 Plan, the board has delegated its administrative authority to the compensation committee of our board of directors. Subject to the terms and conditions of the 2010 Plan, the plan administrator has the authority to interpret the terms of the 2010 Plan and to take all other actions necessary or advisable for the administration of the 2010 Plan.

        Eligibility.    The 2010 Plan provided for the grant of options and stock purchase rights to our officers, employees and consultants and certain of our subsidiaries. Awards could also be granted to our directors. Only our employees or the employees of certain of our subsidiaries were eligible to receive grants of incentive stock options.

        Awards.    The 2010 Plan provided for the grant of stock options (including incentive stock options, or ISOs, and nonqualified stock options, or NSOs) and for the grant or sale of shares, or any combination thereof. Each award is set forth in a separate agreement which indicates the type and terms and conditions of the award.

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  Stock Options.  Stock options provide for the right to purchase shares of Class B common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code of 1986, as amended, or the Code, are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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  Grants or Sales of Shares.  Share awards represent grants of Class B common stock, while sales of shares under the 2010 Plan (known as stock purchase rights) provide participants with the right to acquire shares under the 2010 Plan at a fixed purchase price that may not be less than 100% of the fair market value of the shares on the date of grant. Share awards and stock purchase rights remain forfeitable unless and until specified vesting conditions are met.

        Certain Transactions.    The plan administrator has broad discretion to take action under the 2010 Plan, as well as make adjustments to the terms and conditions of outstanding awards, in the event of a merger or consolidation involving us. In addition, in the event of a subdivision of stock, declaration of a dividend or extraordinary dividend, combination or consolidation of stock, recapitalization, spin-off or similar occurrence, the plan administrator will make appropriate adjustments to outstanding awards and the number of shares available for issuance under the 2010 Plan.

        Transferability and Restrictions.    Awards granted under the 2010 Plan may subject to a right of first refusal in our favor and transfer and other restrictions to the extent set forth in the applicable award agreement.

        Amendment and Termination.    The plan administrator may terminate, amend or suspend the 2010 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law. In addition, no amendment of the 2010 Plan may, without the consent of the holder, materially and adversely affect any award previously granted. From and after the effective date of the 2015 Plan, no awards have been or may in the future be granted pursuant to the 2010 Plan; however, awards under the 2010 Plan that were outstanding on the date on which the 2015 Plan became effective will remain in force according to the terms of the 2010 Plan and the applicable award agreement.

  2015 Plan

        The material terms of the 2015 Plan are summarized below.

        Share Reserve.    The aggregate number of shares of Class B common stock reserved for issuance pursuant to awards granted under the 2015 Plan is the sum of 1,333,695 shares plus any shares which, as of the effective date of the 2015 Plan, were subject to awards under the 2010 Plan and which, following the effective date of the 2015 Plan, are forfeited or repurchased for a nominal price, terminate or lapse without being exercised.

        Administration.    Our board of directors is authorized to administer the 2015 Plan, but consistent with its authority under the 2015 Plan, the board has delegated its administrative authority to the compensation committee of our board of directors. Subject to the terms and conditions of the 2015 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2015 Plan. The administrator is also authorized to adopt, amend or repeal rules relating to administration of the 2015 Plan.

        Eligibility.    Options, restricted stock, restricted stock units and other stock-based awards under the 2015 Plan may be granted to our officers, employees and consultants and certain of our subsidiaries. Awards also may be granted to our directors. Only our employees or the employees of certain of our subsidiaries may be granted incentive stock options.

        Awards.    The 2015 Plan provides for the grant of stock options (including ISOs and NSOs), restricted stock, restricted stock units, or RSUs, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals in the future pursuant to the 2015 Plan (and, as noted above, following the effectiveness of this offering, we do not expect to make any further awards under the 2015 Plan). Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

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  Stock Options.  Stock options provide for the right to purchase shares of Class B common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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  Restricted Stock.  Restricted stock is an award of shares of Class B common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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  Restricted Stock Units.  RSUs are contractual promises to deliver shares of Class B common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will generally not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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  Other Stock-Based Awards.  Other stock-based awards are awards denominated in shares of Class B common stock and other awards that are valued by reference to, or are based on, shares of Class B common stock or other property. Other stock-based awards may be paid in shares, cash or other property, as determined by the plan administrator. The plan administrator will determine the terms and conditions of other stock-based awards, including any purchase price, transfer, vesting and/or other conditions.

        Certain Transactions.    The plan administrator has broad discretion to take action under the 2015 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and to facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class B common stock, such as stock dividends, stock splits, extraordinary dividends, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the 2015 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2015 Plan), to the extent that the surviving entity declines to assume or substitute for outstanding awards or it is otherwise determined that awards will not be assumed or substituted, all then-unvested awards will become fully vested and exercisable immediately prior to the change in control, and will be cancelled upon the change in control in exchange for the right to receive the change in control consideration.

        Transferability, Restrictions and Claw-Back Provisions.    With limited exceptions for the laws of descent and distribution, awards under the 2015 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. Additionally, awards granted under the 2015 Plan are subject to a right of first refusal in our favor and take-along rights in connection with the sale of all or a portion of our company. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement.

        Amendment and Termination.    The plan administrator may terminate, amend or modify the 2015 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law. In addition, no amendment of the 2015 Plan may, without the consent of the holder, materially and adversely affect any award previously granted. No award may be granted pursuant to the 2015 Plan after the tenth anniversary of the date on which the 2015 Plan was adopted by our board of directors (or, if later, approved by our stockholders); however, we expect to cease granting any awards under the 2015 Plan upon the effectiveness of the 2016 Plan. Any award that is outstanding on the termination date of the 2015 Plan will remain in force according to the terms of the 2015 Plan and the applicable award agreement.

  2016 Incentive Award Plan

        Prior to the effectiveness of this offering, we intend to adopt the 2016 Plan, subject to approval by our stockholders, under which we would be authorized to grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2016 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2016 Plan and, accordingly, there can be no assurance that the 2016 Plan will be implemented or will contain the terms described below. Accordingly, this summary is subject to change.

        Share Reserve.    The aggregate number of shares of Class A common stock reserved for issuance pursuant to awards granted under the 2016 Plan, which we refer to as the Share Limit, is the sum of (1) 4,000,000 shares of Class A common stock, and (2) a number of shares of Class A common stock equal to the number of shares of Class B common stock that, as of the effective date of the 2016 Plan, are subject to awards under the 2010 Plan or the 2015 Plan which are forfeited or lapse unexercised and which, following the effective date of the 2016 Plan, are not issued under the 2010 Plan or 2015 Plan, and (3) an annual increase on the first day of each calendar year beginning on January 1, 2017 and ending on (and including) January 1, 2026 equal to the lesser of (a) 4% of the shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than 16,666,666 shares may be issued upon the exercise of incentive stock options under the 2016 Plan.

        If an award under the 2016 Plan is forfeited, expires or is settled for cash or, after the effective date of the 2016 Plan, any award under the 2010 Plan or the 2015 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2016 Plan. However, the following shares may not be used again for grant under the 2016 Plan: (1) shares tendered or withheld in payment of the exercise price of an option, (2) shares tendered or withheld to satisfy any tax withholding obligations associated with an award; (3) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (4) shares purchased on the open market with the cash proceeds from the exercise of options.

        Awards granted under the 2016 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the

2016 Plan. The maximum number of shares of Class A common stock that may be subject to one or more awards granted to any participant pursuant to the 2016 Plan during any calendar year will be 2,666,666 shares, the maximum amount of cash that may be paid to any one participant during any calendar year period pursuant to the 2016 Plan with respect to one or more awards payable in cash will be $3,000,000 and, to the extent required by Section 162(m) of the Code, shares subject to awards which are canceled will continue to be counted against the foregoing award limits; however, the foregoing limitations shall not apply until the earliest of the following events to occur after the date on which we become a publicly-traded company: (1) the first material modification of the 2016 Plan (including any increase in the Share Limit); (2) the issuance of all of the shares reserved for issuance under the 2016 Plan; (3) the expiration of the 2016 Plan; (4) the first meeting of stockholders at which members of our board of directors are to be elected that occurs after the first calendar year following the calendar year in which an equity security of ours was first registered under Section 12 of the Exchange Act; or (5) such other date required by Section 162(m) of the Code. The sum of (1) the value (determined as of the grant date in accordance with applicable accounting standards) of equity-based awards and (2) the dollar amount of cash awards, in each case, granted to any non-employee director pursuant to the 2016 Plan during any fiscal year may not exceed $1,000,000.

        Administration.    Our board of directors will administer the 2016 Plan with respect to awards granted to non-employee directors and our compensation committee will administer the 2016 Plan with respect to awards granted to other participants. The board or compensation committee may delegate their duties and responsibilities to committees of directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules. The plan administrator must consist of at least two members of our board of directors, each of whom is intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "independent director" within the meaning of the rules of the applicable stock exchange on which shares of Class A common stock are traded. Subject to the terms and conditions of the 2016 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2016 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2016 Plan.

        Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2016 Plan may be granted to our officers, employees and consultants and certain of our affiliates. Awards also may be granted to our directors. Only our employees or the employees of certain of our subsidiaries may be granted incentive stock options.

        Awards.    The 2016 Plan provides for the grant of stock options (including ISOs and NSOs), SARs, restricted stock, RSUs, dividend equivalents, performance awards and other stock-based or cash-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2016 Plan. Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

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  Stock Options.  Stock options provide for the right to purchase shares of Class A common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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  Restricted Stock.  Restricted stock is an award of nontransferable shares of Class A common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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  Restricted Stock Units.  RSUs are contractual promises to deliver shares of Class A common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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  Stock Appreciation Rights.  SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of any SAR granted under the 2016 Plan must be at least 100% of the fair market value of a share of Class A common stock on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance or other conditions. SARs under the 2016 Plan will be settled in cash or shares of Class A common stock, or in a combination of both, as determined by the administrator.

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  Dividend Equivalents.  Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents generally are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator, and may be settled in cash or shares as determined by the plan administrator. Dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests.

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  Other Stock or Cash Based Awards.  Other stock or cash based awards consist of cash payments, cash bonus awards, stock payments, stock bonus awards, performance awards or other incentive awards paid in cash, shares of Class A common stock or a combination of both, either delivered immediately or in the future, and which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees and meeting-based fees. Other stock or cash based awards may be subject to vesting and other terms and conditions determined by the plan administrator.

        Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute "qualified performance-based compensation," or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

        Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a publicly-held corporation may take in respect of compensation paid to its "covered employees" (which generally includes the corporation's chief executive officer and next three most highly compensated employees other than the chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under a special transition rule for private companies that become publicly held, we do not expect Section 162(m) of the Code to apply to certain awards under the 2016 Plan until the earliest to occur of (1) the annual stockholders' meeting at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; (2) a material modification of the 2016 Plan; (3) the exhaustion of the share supply under the 2016 Plan; and (4) the expiration of the 2016 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, we may issue awards that are not intended to, or that otherwise do not, constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

        In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by the compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2016 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings or losses (as may be adjusted before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization, and (e) non cash equity based compensation expense); (2) gross or net sales or revenue or sales or revenue growth; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit (either before or after taxes); (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital (or invested capital) and cost of capital; (9) return on stockholders' equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs, reductions in costs and cost control measures; (14) expenses; (15) working capital; (16) earnings or loss per share; (17) adjusted earnings or loss per share; (18) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (19) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (20) implementation or completion of critical projects; (21) market share; (22) economic value; (23) gross spend; and (24) the percentage revenue represents of gross spend, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

        The 2016 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards. Such adjustments may include one or more of the following: (1) items related to a change in applicable accounting standards; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by us during the applicable performance period; (7) items related to the sale or disposition of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (9) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the applicable performance period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments; (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of our core, on-going business activities; (14) items related to acquired in-process research and development; (15) items relating to changes in tax laws; (16) items relating to major licensing or partnership arrangements; (17) items relating to asset impairment charges; (18) items relating to gains or losses for litigation, arbitration and contractual settlements; (19) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (20) items relating to foreign exchange or currency transactions and/or fluctuations; or (21) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions

        Certain Transactions.    The plan administrator has broad discretion to take action under the 2016 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2016 Plan) unless the plan administrator elects to terminate outstanding awards in exchange for cash or other property or to cause outstanding awards to become fully vested and exercisable prior to such change in control, outstanding awards will continue in effect or be assumed or substituted by the successor corporation. If an award vests and, as applicable, is exercised in lieu of assumption or substitution in connection with a change in control, the award will terminate upon the change in control.

        Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the plan administrator may, in its discretion, accept cash or check, shares of Class A common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.

        Amendment and Termination.    Our board of directors may terminate, amend or modify the 2016 Plan at any time. However, we must generally obtain stockholder approval to increase the number of shares available under the 2016 Plan or the individual award limits under the 2016 Plan (other than in connection with certain corporate events, as described above), to reprice options or SARs, or to cancel any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. In addition, no amendment, suspension or termination of the 2016 Plan may, without the consent of the holder, materially and adversely affect any rights or obligations under any award previously granted, unless the award itself otherwise expressly so provides. No award may be granted pursuant to the 2016 Plan after the tenth anniversary of the effective date of the 2016 Plan. Any award that is outstanding on the termination date of the 2016 Plan will remain in force according to the terms of the 2016 Plan and the applicable award agreement.

  2016 Employee Stock Purchase Plan

        Prior to the effectiveness of this offering, we intend to adopt the ESPP, subject to approval by our stockholders. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, there can be no assurance that the ESPP will be implemented or that it will contain the terms described below. Accordingly, this summary is subject to change in all respects.

        The ESPP is comprised of two distinct components in order to provide increased flexibility to grant purchase rights under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of purchase rights to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (referred to as the Section 423 Component), and (2) the grant of purchase rights that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the United States who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations, (the Non-Section 423 Component). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

        Share Reserve.    The aggregate number of shares of Class A common stock that may be issued pursuant to rights granted under the ESPP will be 800,000 shares. In addition, on the first day of each calendar year beginning on January 1, 2017 and ending on (and including) January 1, 2026, the number of shares available for issuance under the ESPP will be increased by a number of shares equal to the least of (1) 800,000 shares, (2) 1% of the shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year, and (3) such smaller number of shares as determined by our board of directors. If any right granted under the ESPP terminates for any reason without having been exercised, the shares subject thereto that are not purchased under such right will again be available for issuance under the ESPP.

        Administration.    Our compensation committee will administer the ESPP, unless otherwise determined by our board of directors. The compensation committee may delegate its duties and responsibilities to committees of directors. To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the plan administrator will consist solely of two members of our board of directors, each of whom is intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "independent director" within the meaning of the rules of the applicable stock exchange on which shares of Class A common stock are traded. Subject to the terms and conditions of the ESPP, the plan administrator has the authority to determine when rights to purchase shares will be offered and the provisions of each offering under the ESPP, to determine which subsidiaries will participate in the ESPP (including in the Non-Section 423 and the Section 423 Components), and to make all other determinations and to take all other actions necessary or advisable for the administration of the ESPP. The administrator is also authorized to establish, amend or revoke rules relating to administration of the ESPP.

        Eligible Employees.    Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by the company or one of its designated subsidiaries on the first trading day of the offering (or with respect to the initial offering, on the date on which the ESPP becomes effective), referred to as the enrollment date. However, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all classes of the company's or one of its subsidiaries' stock will not be allowed to participate in the Section 423 Component. In addition, the plan administrator may provide that an employee may not be eligible to participate in an offering under the Section 423 Component if the employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase shares would be prohibited under applicable law or would cause the Section 423 Component (or any offering thereunder) to violate the requirements of Section 423 of the Code. Additionally, the plan administrator may provide that certain highly compensated, seasonal and/or part-time employees may not be eligible to participate in an offering or, with respect to offerings under the Non-Section 423 Component, that only certain employees are eligible to participate in such offerings (regardless of the foregoing rules).

        Participation.    Employees may become participants in the ESPP for an offering by completing an enrollment form prior to the enrollment date of the applicable offering, which will designate a whole percentage or fixed dollar amount of the employee's compensation to be withheld by the Company as payroll deductions under the ESPP during the offering. The compensation to be withheld with respect to each employee may not be less than 1% or more than 25% of the employee's compensation (or such other percentage designated by the plan administrator in the applicable offering document). The accumulated deductions will be applied to the purchase of shares on each purchase date during an offering. However, a participant may not purchase more than 6,000 shares during any one purchase period and, with respect to the Section 423 Component, may not subscribe for more than $25,000 worth of shares under the ESPP per calendar year in which such rights to purchase stock are outstanding (considered together with any other ESPP maintained by the Company or certain parent or subsidiary entities) based on the fair market value of the shares at the time the purchase right is granted.

        Offerings; Purchase Periods.    Under the ESPP, participants are offered the right to purchase shares of the company's Class A common stock at a discount during a series of offerings. The initial offering will commence on the date on which the ESPP becomes effective and terminate on November 15, 2018, and, except as otherwise set forth in an offering document, the subsequent offerings will cover the 24-month periods commencing each November 16th and May 16th to occur following the initial offering period. Each offering will be comprised of one or more purchase periods designated by the plan administrator in the applicable offering document.

        The purchase price for each offering will be designated by the plan administrator in the applicable offering document or, in the absence of a designation by the plan administrator, the purchase price will be the lower of 85% of the closing trading price per share of the company's Class A common stock on the enrollment date of the applicable offering or 85% of the closing trading price per share on the applicable purchase date, which will occur on the last trading day of each purchase period during an offering.

        Unless a participant has previously withdrawn his or her participation in, or has otherwise become ineligible to participate in, the ESPP prior to any applicable purchase date, the participant's accumulated payroll deductions will be applied to the purchase of whole shares as of each purchase date. The participant will purchase the maximum number of whole shares of Class A common stock that his or her accumulated payroll deductions will buy at the purchase price, subject to the participation limitations described above, and any fractional shares will be credited to the participant's account and carried forward and applied toward the purchase of whole shares for the next offering.

        In the event that the fair market value of a share of Class A common stock on any purchase date during an offering is less than the fair market value of a share on the enrollment date of such offering, the offering will automatically terminate after the purchase of shares of Class A common stock on the purchase date and a new subsequent offering will commence on the May 16th or November 16th next following the purchase date. In the event of any such offering reset, each participant in the offering will automatically be enrolled in the next-subsequent offering on the same terms and conditions on which he or she participated in the terminated offering.

        Payroll Deduction Changes and Withdrawals.    A participant may increase or decrease his or her payroll deductions twice during any purchase period. In addition, a participant may cancel his or her payroll deductions and withdraw his or her participation from the ESPP at any time by submitting written notice to the company at least one week prior to the end of the offering in which such participant is enrolled. Upon withdrawal, the participant will receive a refund of the participant's account balance in cash, and his or her payroll deductions shall cease.

        Transfer Restrictions.    A participant may not transfer (other than by will or the laws of descent and distribution) any right granted under the ESPP and, during a participant's lifetime, purchase rights granted under the ESPP shall be exercisable only by such participant. In addition, except as otherwise provided in an offering document, a participant may not transfer, sell or otherwise dispose of any shares purchased under the ESPP until the earlier of (1) the six-month anniversary of the purchase date on which the participant purchased the shares and (2) the occurrence, after the applicable purchase date, of a change in control of the company.

        Adjustments; Changes in Capitalization.    The plan administrator has broad discretion to take action under the ESPP, as well as make adjustments to the terms and conditions of existing and future purchase rights, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting the company's Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In the event of certain changes in control of our company (as defined in the ESPP) in which outstanding rights are not assumed or substituted, the plan administrator will set a new purchase date on which all offering periods under the ESPP will terminate.

        Amendment and Termination.    The plan administrator may amend, suspend or terminate the ESPP at any time, subject to stockholder approval to the extent required under Section 423 of the Code (with respect to the Section 423 Component) or other applicable law. The ESPP will terminate upon the expiration of the purchase period during which the tenth anniversary of the date on which the ESPP is initially approved by the company's stockholders occurs, unless earlier terminated.

        Form S-8.    The company intends to file with the SEC a registration statement on Form S-8 covering the shares of Class A common stock issuable under the ESPP.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2013, to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

  Series B Convertible Preferred Stock Financing

        Between February and May 2014, we issued 8,371,030 shares of Series B convertible preferred stock at a price per share of $2.43 for aggregate gross consideration of $20.3 million. The table below sets forth the number of shares of Series B convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series B Convertible Preferred Stock	Purchase Price
Highwind S.a.r.l.(1)	6,993,000	$16,999,983
IA Venture Strategies Fund I, LP(2)	1,234,060	3,000,000

(1)
As of June 30, 2016, Highwind S.a.r.l. is the holder of more than 5% of our capital stock. Juan N. Villalonga, one of our directors, has been designated to our board of directors by Highwind S.a.r.l.

(2)
As of June 30, 2016, IA Venture Strategies Fund I, LP is the holder of more than 5% of our capital stock. Roger Ehrenberg, one of our directors, is the founder and managing partner of IA Ventures, an entity affiliated with IA Venture Strategies Fund I, LP., which has voting and dispositive power over the shares held by IA Venture Strategies Fund I, LP.

  Series C Convertible Preferred Stock Financing

        In February 2016, we issued 11,500,587 shares of Series C convertible preferred stock at a price per share of $5.22 for aggregate gross consideration of $60.0 million. The table below sets forth the number of shares of Series C convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series C Convertible Preferred Stock	Purchase Price
Entities affiliated with Wellington Management(1)	11,500,587	$60,000,000

(1)
Consists of (a) 17,091 shares of Series C convertible preferred stock purchased by Global Multi-Strategy Fund, (b) 9,583,823 shares of Series C convertible preferred stock purchased by Hadley Harbor Master Investors (Cayman) L.P., (c) 42,279 shares of Series C convertible preferred stock purchased by Hartford Global Capital Appreciation Fund, (d) 99,405 shares of Series C convertible preferred stock purchased by The Hartford Capital Appreciation Fund, and (e) 1,757,989 shares of Series C convertible preferred stock purchased by The Hartford Growth Opportunities Fund. Wellington Management Company LLP is the investment adviser to each of these entities.

Falk Technologies GmbH

        From January to May 2015, we processed $0.2 million of spend through our platform with Falk Technologies GmbH. Thomas Falk, one of our directors, was previously the chief executive officer of Falk Technologies GmbH during such period.

Second Amended and Restated Investors' Rights Agreement

        We have entered into a second amended and restated investors' rights agreement with the holders of our convertible preferred stock and common stock, and holders of warrants to purchase our convertible preferred stock, including entities with which certain of our directors are affiliated. These holders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. The following executive officers, directors and holders of more than 5% of our capital stock are entitled to registration rights under the second amended and restated investors' rights agreement:

• Jeff T. Green, Chief Executive Officer
• Robert D. Perdue, Chief Operating Officer
• David R. Pickles, Chief Technology Officer
• Brian J. Stempeck, Chief Client Officer
• Entities affiliated with Founder Collective(1)
• Entities affiliated with Wellington Management(2)
• Highwind S.a.r.l.(3)
• IA Venture Strategies Fund I, LP(4)

(1)
As of June 30, 2016, Founder Collective, L.P. and Founder Collective Entrepreneurs' Fund, LLC are collectively the holders of more than 5% of our capital stock. Founder Collective GP, LLC is the general partner of Founder Collective, LP and the managing member of Founder Collective Entrepreneurs' Fund, LLC. Eric Paley, one of our directors, is one of the two managing members of Founder Collective GP, LLC.

(2)
As of June 30, 2016, Global Multi-Strategy Fund, Hadley Harbor Master Investors (Cayman) L.P., Hartford Global Capital Appreciation Fund, The Hartford Capital Appreciation Fund and The Hartford Growth Opportunities Fund are collectively the holders of more than 5% of our capital stock. Wellington Management Company LLP is the investment adviser to each of these entities.

(3)
As of June 30, 2016, Highwind S.a.r.l. is the holder of more than 5% of our capital stock. Juan N. Villalonga, one of our directors, has been designated to our board of directors by Highwind S.a.r.l.

(4)
As of June 30, 2016, IA Venture Strategies Fund I, LP is the holder of more than 5% of our capital stock. Roger Ehrenberg, one of our directors, is the founder and managing partner of IA Ventures, an entity affiliated with IA Venture Strategies Fund I, LP.

        For a description of these registration rights, see the section captioned "Description of Capital Stock—Registration Rights."

Second Amended and Restated Voting Agreement

        We have entered into a second amended and restated voting agreement, as amended, with the holders of our convertible preferred stock and common stock, and holders of warrants to purchase our convertible preferred stock, including entities with which certain of our directors are affiliated. These holders are entitled to certain director designation rights with respect to our board of directors. For a description of these voting rights, see the section captioned "Management—Executive Officers and Directors—Voting Arrangements." This agreement shall terminate upon the consummation of this offering.

Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Policies and Procedures for Related Party Transactions

        Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of August 31, 2016, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our current directors and executive officers as a group;

  •
  each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

  •
  the selling stockholders.

        We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of August 31, 2016. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

        We have based our calculation of the percentage of beneficial ownership prior to this offering on no shares of Class A common stock and 33,238,730 shares of Class B common stock (including convertible preferred stock on an as converted basis) outstanding as of August 31, 2016. We have based our calculation of the percentage of beneficial ownership after this offering on 4,666,667 shares of Class A common stock and 33,684,818 shares of Class B common stock outstanding immediately after the completion of this offering. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of August 31, 2016 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o The Trade Desk, Inc., 42 N. Chestnut Street, Ventura, California 93001.

	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered(1)	Shares Beneficially Owned After this Offering(2)		% of Total Voting Power After this Offering(2)
Name of Beneficial Owner	Shares	%		Shares	%
5% Stockholders:
IA Venture Strategies Fund I, LP(3)	6,575,272	19.8	—	6,575,272	17.1	19.3
Entities affiliated with Founder Collective(4)	4,688,122	14.1	266,168	4,421,954	11.6	13.0
Entities affiliated with Wellington Management(5)	3,833,528	11.5	—	3,833,528	10.0	11.2
Highwind S.a.r.l.(6)	2,331,000	7.0	—	2,331,000	6.1	6.8
Named Executive Officers and Directors:
Jeff T. Green(7)	8,869,576	26.7	—	8,869,576	23.1	26.0
Brian J. Stempeck(8)	675,872	2.0	—	675,872	1.7	1.9
Robert D. Perdue(9)	520,247	1.5	—	520,247	1.3	1.5
Paul E. Ross(10)	86,435	*	—	86,435	*	*
Roger Ehrenberg(11)	6,575,272	19.8	—	6,575,272	17.1	19.3
Kathryn E. Falberg(12)	30,303	*	—	30,303	*	*
Thomas Falk(13)	904,275	2.7	33,118	871,157	2.3	2.6
Eric B. Paley(14)	4,688,122	14.1	266,168	4,421,954	11.6	13.0
Juan N. Villalonga	—	—	—	—	—	—
David B. Wells	—	—	—	—	—	—
All executive officers and directors as a group (11 persons)(15)	23,556,207	68.0	299,286	23,256,921	58.9	66.0
Other Selling Stockholders:
SV Angel II-Q LP(16)	333,333	1.0	236,562	96,771	*	*
Kim Reed Perell(17)	262,777	*	92,969	169,808	*	*
Chris Young(18)	137,380	*	17,742	119,638	*	*
All other selling stockholders(19)	203,936	*	86,559	117,377	*	*

*
Less than 1%.

(1)
Represents maximum number of shares that may be sold only if the underwriters exercise their option to purchase additional shares in full. The actual number of shares to be sold by each selling stockholder is subject to change depending on the actual public offering price. To the extent that the underwriters exercise their option to purchase additional shares and the selling stockholders sell fewer than the number of shares subject to any such exercise, the company will issue and sell the remainder of the shares subject to any such exercise.

(2)
Assumes no shares are issued by the company in respect of any exercise of underwriters' option to purchase additional shares. Percentage of total voting power represents voting power with respect to all shares of Class A and Class B common stock, as a single class. Holders of Class B common stock are entitled to ten votes per share, and holders of Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see the section captioned "Description of Capital Stock—Common Stock."

(3)
Consists of 7,500,000 shares of Seed preferred stock, 5,165,600 shares of Series A-1 preferred stock, 4,193,250 shares of Series A-2 preferred stock, 1,632,910 shares of Series A-3 preferred stock and 1,234,060 shares of Series B preferred stock held of record by IA Venture Strategies Fund I, LP, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. Roger Ehrenberg, one of our directors, is the founder and managing member of IA Venture Partners, LLC, which is the general partner of IA Venture Strategies Fund I, LP and has voting and dispositive power over the shares held by IA Venture Strategies Fund I, LP. As a result, Mr. Ehrenberg may be deemed to have indirect beneficial ownership of the reported shares. The address for IA Venture Strategies Fund I, LP is 156 Fifth Avenue Suite 1119, New York, New York 10010.

(4)
Consists of (a) 5,700,000 shares of Seed preferred stock, 4,081,640 shares of Series A-1 preferred stock, and 1,104,220 shares of Series A-2 preferred stock held of record by Founder Collective, L.P., and (b) 1,800,000 shares of Seed preferred stock, 1,084,990 shares of Series A-1 preferred stock, and 293,520 shares of Series A-2 preferred stock held of record by Founder Collective Entrepreneurs' Fund, LLC, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. Founder Collective GP, LLC is the general partner of Founder Collective, LP and the managing member of Founder Collective Entrepreneurs' Fund, LLC (collectively referred to as the "Founder Collective Entities"). Eric Paley, one of our directors, and David Frankel are the two managing members of Founder Collective GP, LLC and have shared voting and investment power over the reported shares. The address for the Founder Collective Entities is 1 Mifflin Place, Suite 300, Cambridge, Massachusetts 02138.

(5)
Consists of (a) 17,091 shares of Series C preferred stock held of record by Global Multi-Strategy Fund, (b) 9,583,823 shares of Series C preferred stock held of record by Hadley Harbor Master Investors (Cayman) L.P., (c) 42,279 shares of Series C preferred stock held of record by Hartford Global Capital Appreciation Fund, (d) 99,405 shares of Series C preferred stock held of record by The Hartford Capital Appreciation Fund, and (e) 1,757,989 shares of Series C preferred stock held of record by The Hartford Growth Opportunities Fund, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. These entities are collectively referred to as the "Wellington Entities." Wellington Management Company LLP is the investment adviser to the Wellington Entities. Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by the entity named in the table or a nominee on its behalf. The business address of the Wellington Entities table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02110.

(6)
Consists of 6,993,000 shares of Series B preferred stock held of record by Highwind S.a.r.l, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. Juan N. Villalonga, one of our directors, has been designated to our board of directors by Highwind S.a.r.l. The address for Highwind S.a.r.l is 75 Parc d'Activités, L-8308 Capellen, Luxembourg.

(7)
Consists of (a) 7,286,331 shares of common stock held of record by Jeff T. Green, (b) 1,566,666 shares of common stock held of record by Jeff T. Green, trustee of the Green Irrevocable Trust of 2015, and (c) 16,579 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2016.

(8)
Consists of (a) 15,000 shares of common stock held of record by Brian J. Stempeck, and (b) 660,872 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2016.

(9)
Consists of (a) 46,666 shares of common stock held of record by Robert D. Perdue, and (b) 473,581 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2016.

(10)
Consists of (a) 9,999 shares of common stock held of record by Paul E. Ross, and (b) 76,436 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2016.

(11)
See footnote 3.

(12)
Includes 30,303 shares of common stock issuable upon the exercise of options currently exercisable within 60 days of August 31, 2016.

(13)
Consists of (i) 2,330,082 shares of Series A-3 preferred stock held of record by Revel Venture Fund I, L.P. ("Revel"), (ii) 28,349 shares of Seed preferred stock and 170,990 shares of Series A-1 preferred stock held of record by eValue AG ("eValue") and (iii) 183,410 shares of Series A-3 preferred stock held of record by Entrepreneurs Investment Fund I, LP ("EIF I"), each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. Thomas Falk is a member of our board of directors, is one of four managing members of Revel, owns approximately 90% of the economic interest and all of the voting interest of eValue, and is a member of the general partner of EIF I. Mr. Falk may be deemed to beneficially own the shares of Revel, eValue and EIF I. The address for Revel is 250 Hudson Street, 4th Floor, New York, New York 10013, the address for eValue is Kennedydamm 1, 40476 Dusseldorf, Germany and the address of EIF is c/o Digital Capital Advisors, The Empire State Building, 350 5th Avenue, Suite 7640, New York, New York 10118.

(14)
Consists of the shares described in footnote (4) above. Mr. Paley is a managing member of Founder Collective GP, LLC and may be deemed the indirect beneficial owner of such shares.

(15)
Includes 22,155,214 outstanding shares of Class B common stock and 1,400,993 shares of common stock issuable pursuant to options currently exercisable or exercisable within 60 days of August 31, 2016.

(16)
Consists of 1,000,000 shares of Seed preferred stock held of record by SV Angel II-Q LP, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. Robert Pollak and Christopher Conway are each general partners of SV Angel II-Q LP and share voting and dispositive power. As a result, Messrs. Pollak and Conway may be deemed to be the beneficial owners of the reported shares. The address for SV Angel II-Q LP is 588 Sutter Street #299, San Francisco, California 94102.

(17)
Consists of 788,332 shares of Series A-3 preferred stock held of record by Kim Reed Perell, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering.

(18)
Consists of 45,310 shares of Seed preferred stock, 176,190 shares of Series A-1 preferred stock and 190,643 shares of Series A-3 preferred stock held of record by Chris Young, each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering.

(19)
Consists of 114,850 shares of Seed preferred stock, 171,430 shares of Series A-1 preferred stock and 325,533 shares of Series A-3 preferred stock held of record by four selling stockholders not listed above who, as a group, own less than 1% of our shares of preferred stock prior to this offering, and each share of which will automatically convert into one third of one share of Class B common stock immediately prior to the completion of this offering. Such shares of Class B common stock include an aggregate of up to 33,118 shares of Class B common stock that may be sold by Entrepreneurs Investment Fund I, LP, of which Thomas Falk may be deemed to be the beneficial owner. See footnote 13.

 DESCRIPTION OF CAPITAL STOCK

General

        As of the closing of this offering, our authorized capital stock will consist of 1,095,000,000 shares of common stock, par value $0.000001 per share, and 100,000,000 shares of preferred stock, par value $0.000001 per share. Our common stock will be divided into two classes, Class A common stock and Class B common stock. Following this offering, our authorized Class A common stock will consist of 1,000,000,000 shares and our authorized Class B common stock will consist of 95,000,000 shares.

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will be approved by our pre-IPO stockholders prior to this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Class A and Class B Common Stock

        As of June 30, 2016, there were no shares of our Class A common stock outstanding and 33,560,152 shares of Class B common stock outstanding and held of record by 146 stockholders, assuming (1) the reclassification of all outstanding shares of common stock into shares of Class B common stock prior to the completion of this offering; (2) the automatic conversion of all the outstanding shares of preferred stock into shares of Class B common stock, which will occur immediately prior to the completion of this offering; and (3) the automatic conversion of outstanding warrants exercisable for shares of our convertible preferred stock into warrants exercisable for shares of our Class B common stock and the net exercise of such warrants resulting in the issuance of shares of Class B common stock, which will occur immediately prior to the completion of this offering.

  Voting Rights

        Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

        Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class. In addition, we may not issue any shares of Class B common stock (other than upon exercise of options or other rights to acquire Class B common stock or in connection with a reclassification or dividend), unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

        We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

  Economic Rights

        Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

        Dividends.    Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

        Subdivisions and Combinations.    If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

        Change of Control Transaction.    In connection with any change of control transaction (as defined in our amended and restated certificate of incorporation), the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

  Conversion

        Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes. In addition, upon the earlier of (1) the date on which the outstanding shares of Class B common stock represent less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock and (2) the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding shares of Class B common stock, all outstanding shares of Class B common stock shall convert automatically into Class A common stock, and no additional shares of Class B common stock will be issued.

Choice of Forum

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or stockholders owed to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (4) any

action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our stockholders. See "Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose other forums for disputes with us or our directors, officers or employees."

Preferred Stock

        Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

        As of June 30, 2016, we had outstanding options to purchase an aggregate of 5,057,961 shares of our Class B common stock under our 2010 Plan and 2015 Plan at a weighted-average exercise price of $1.55 per share.

Registration Rights

        Under our second amended and restated investor rights agreement, based on the number of shares outstanding at June 30, 2016 and after giving effect to the closing of this offering (assuming no exercise by the underwriters of their option to purchase additional shares), the holders of approximately 32,555,652 shares of Class B common stock, including shares issuable upon net exercise of warrants to purchase preferred stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

  Demand Registration Rights

        Beginning on the earlier of (1) May 10, 2018 and (2) six months following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least a majority of registrable securities outstanding can request in writing that we register the offer and sale of all or a portion of their shares on a maximum of two effective registration statements, provided that the anticipated aggregate price to the public is at least $5.0 million.

  Piggyback Registration Rights

        If we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, convertible debt securities, or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right to limit the number of shares such holders may include.

  Form S-3 Registration Rights

        The holders of registrable securities can request that we register the offer and sale of all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights per 12-month period.

  Registration Expenses

        We will pay the registration expenses of the holders of registrable shares in connection with the transactions described above, except for underwriting discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of at least a majority of the holders of the registrable securities to be registered, subject to certain exceptions.

  Expiration of Registration Rights

        The registration rights described above will expire, with respect to any particular stockholder, upon the earlier of (1) five years after the consummation of this offering, (2) a deemed liquidation event under our certificate of incorporation, or (3) when that stockholder can sell all its registrable securities under Rule 144 of the Securities Act during any 90 day period without the requirement for the company to be in compliance with the current public information requirement thereunder.

Anti-Takeover Provisions

        Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

  Dual-Class Common Stock

        As described above in "—Class A and Class B Common Stock—Voting Rights," our amended and restated certificate of incorporation will provide for a dual class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

  Removal of Directors

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

        The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

  Super-Majority Voting

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation described in this paragraph and the prior two paragraphs.

  Stockholder Action; Special Meeting of Stockholders

        Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board (or in the event of co-chairmen, either chairman), our chief executive officer, our president (if there is no chief executive officer) or our board of directors.

  Authorized But Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

        See the section captioned "Certain Relationships and Related Party Transactions—Indemnification Agreements and Directors' and Officers' Liability Insurance."

Listing

        We have applied to list our Class A common stock on NASDAQ under the symbol "TTD".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2016, 4,666,667 shares of Class A common stock and 33,560,152 shares of Class B common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these outstanding shares, all of the shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

        The remaining outstanding shares of our Class B common stock will be, and shares subject to stock options will be upon issuance, deemed "restricted securities" as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors, employee participants in the Directed Share Program, the selling stockholders and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. Participants in our Directed Share Program that are not our directors, officers or employees have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 30 days following the date of this prospectus without the prior written consent of Citigroup. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock will be available for sale in the public market as follows:

  •
  beginning on the date of this prospectus, all 4,666,667 shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

  •
  beginning 181 days after the date of this prospectus, the remaining 33,560,152 shares of our Class B common stock, upon conversion into shares of Class A common stock, will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below; and

  •
  beginning 31 days after the date of this prospectus, any shares of our Class A common stock purchased by participants in our Directed Share Program that are not our directors, officers or employees will be eligible for sale in the public market from time to time thereafter.

Lock-Up Agreements

        We, our officers, directors, the selling stockholders and substantially all other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., or Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Participants in our Directed Share Program that are not our directors, officers or employees have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 30 days following the date of this prospectus without the prior written consent of Citigroup. Citigroup may, in its discretion, release any of the securities subject to lock-up agreements at any time.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our capital stock then outstanding, which will equal 382,268 shares immediately after this offering; or

  •
  the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

        The holders of approximately 32,555,652 shares of our Class B common stock, including shares issuable upon net exercise of warrants to purchase preferred stock, or their transferees, will be entitled to certain rights with respect to the registration of the offering and sale of those shares under the Securities Act, assuming no exercise of the underwriters' option to purchase additional shares. For a description of these registration rights, see the section captioned "Description of Capital Stock—Registration Rights." If the offer and sale of these shares is registered, they will generally be freely tradable without restriction under the Securities Act.

Registration Statement

        We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned "Executive Compensation—Equity Incentive Plans" for a description of our equity compensation plans.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE

PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section entitled "Dividend Policy," we do not intend to declare or pay any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

        Citigroup Global Markets Inc., Jefferies LLC and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Jefferies LLC
RBC Capital Markets, LLC
Needham and Company, LLC
Raymond James & Associates, Inc.

Total	4,666,667

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 700,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment as set forth in the table above. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, the selling stockholders and substantially all other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our capital stock. Citigroup may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

        The lock-up agreements are subject to certain exceptions, including for (1) the sale of shares to the underwriters in this offering, (2) transfers by our stockholders of our securities (a) as a bona fide gift, (b) to any trust for the direct or indirect benefit of the party subject to the lock-up restrictions or the immediate family of such person, (c) to another entity controlled, managed or under common control by the party subject to the lock-up restrictions, (d) by will or intestate succession or (e) as a distribution to partners, members or stockholders of the party subject to the lock-up restrictions, (3) establishment of a trading plan pursuant to 10b-5 under the Exchange Act, (4) certain option and warrant exercises, (5) transfers of our securities to us to satisfy tax withholding obligations, (6) transfers by operation of law, (7) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a change of control of our company, and (8) transfers of shares of common stock acquired in open market transactions after the completion of this offering; each subject to certain further restrictions and qualifications.

        Citigroup may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time. Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        The underwriters have reserved for sale, at the initial public offering price, up to 233,333 shares of Class A common stock being sold pursuant to this offering, which equals 5% of such shares being sold. Such shares are being reserved for sale to directors, officers, employees, business associates, advisors and friends of the company. Any such shares purchased by our directors, officers and employees will be subject to the 180-day contractual lock-up described above. All other reserved shares purchased will be subject to a 30-day contractual lock-up. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchased reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. We have agreed to indemnify Citigroup against certain liabilities and expenses, including liabilities under the Securities Act, in connection with its administration of the Directed Share Program.

        We have applied to have our shares listed on NASDAQ under the symbol "TTD".

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by The Trade Desk, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	—	$
Total	$	$	—	$

        We estimate that our portion of the total expenses of this offering will be approximately $4.0 million.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters' option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their clients and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

        For example, affiliates of Citigroup and RBC Capital Markets, LLC are lenders under our credit facility. See the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility" for further information about our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities.

        The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  •
  you confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the company under section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  •
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Investors in Canada

        The shares offered in this prospectus are not being offered and may not be sold to any purchaser in a province or territory of Canada other than the provinces of Alberta, British Columbia, Nova Scotia, New Brunswick, Ontario, Prince Edward Island, Quebec, Saskatchewan and the Yukon territory.

        The shares offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

        Latham & Watkins, LLP, Los Angeles, California will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California is acting as counsel to the underwriters.

CHANGES IN ACCOUNTANTS

Dismissal of Independent Auditors

        We dismissed Grant Thornton LLP as our independent auditors on September 24, 2015. The decision to dismiss Grant Thornton was approved by our board of directors. Grant Thornton issued an audit report on our consolidated financial statements for the years ended December 31, 2013 and 2014. Grant Thornton did not audit our consolidated financial statements for any period subsequent to the year ended December 31, 2014.

        For our fiscal years ended December 31, 2014 and 2015, no report by Grant Thornton on our financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

        During our fiscal years ended December 31, 2013 and 2014, and the subsequent period, (1) there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to originally make reference thereto in its report upon on our audited consolidated financial statements for the years ended December 31, 2013 and 2014, and (2) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        We have provided Grant Thornton with a copy of the disclosures set forth under the heading "Changes in Accountants" included in this prospectus and have requested that Grant Thornton furnish a letter addressed to the SEC stating whether or not Grant Thornton agrees with statements related to them made by us under the heading "Change in Accountants" in this prospectus. A copy of that letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Newly Appointed Independent Registered Public Accountant

        We engaged PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm on September 24, 2015 to audit our consolidated financial statements for the year ended December 31, 2015. Subsequent to their appointment, we engaged PwC to reaudit our consolidated financial statements for the year ended December 31, 2014, previously audited by Grant Thornton. The decision to change our principal independent registered public accounting firm was approved by our board of directors.

        During our fiscal years ended December 31, 2013 and 2014, and the subsequent period preceding our engagement of PwC as our independent registered public accounting firm, we did not consult with PwC on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matter that was either the subject of a disagreement or reportable event.

EXPERTS

        The financial statements as of December 31, 2014 and 2015 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.the tradedesk.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE TRADE DESK, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    To the Board of Directors and Stockholders of The Trade Desk, Inc.:

            In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of The Trade Desk, Inc. and its subsidiaries at December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    /s/ PricewaterhouseCoopers LLP

    Los Angeles, California
    April 22, 2016, except for the revision to the 2015 consolidated financial statements described in Note 2, as to which the date is June 17, 2016, and the reverse stock split described in Note 2, as to which the date is September 2, 2016.

THE TRADE DESK, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par values)

	As of December 31,
	2014	2015
ASSETS
Current assets:
Cash	$17,315	$4,047
Accounts receivable, net	78,364	191,943
Prepaid expenses and other current assets	1,412	3,812

TOTAL CURRENT ASSETS	97,091	199,802
Property and equipment, net	2,379	6,625
Deferred taxes, net	1,509	1,171
Other assets, non-current	1,259	2,633

TOTAL ASSETS	$102,238	$210,231

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES
Current liabilities:
Accounts payable	$58,293	$108,461
Accrued expenses and other current liabilities	4,470	9,937
Financing obligation, current portion	68	502

TOTAL CURRENT LIABILITIES	62,831	118,900
Debt, net	14,929	44,888
Convertible preferred stock warrant liabilities	966	6,927
Other liabilities, non-current	82	140
Financing obligation, non-current	1,564	1,030

TOTAL LIABILITIES	80,372	171,885

Commitments and contingencies (Note 14)
Convertible preferred stock, par value $0.000001; 68,521 shares authorized, 66,330 shares issued and outstanding as of December 31, 2014 and 2015; liquidation preference of $27,997 as of December 31, 2015.	27,997	24,204
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, par value $0.000001; 130,000 shares authorized as of December 31, 2014 and 2015; 10,166 and 10,884 shares issued and outstanding as of December 31, 2014 and 2015, respectively	—	—
Additional paid-in capital	488	1,039
Retained earnings (accumulated deficit)	(6,619)	13,103

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(6,131)	14,142

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)	$102,238	$210,231

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2014	2015
Revenue	$44,548	$113,836
Operating expenses:
Platform operations	12,559	22,967
Sales and marketing	14,590	26,794
Technology and development	7,250	12,819
General and administrative	9,385	13,276

Total operating expenses	43,784	75,856

Income from operations	764	37,980
Interest expense	843	1,141
Change in fair value of preferred stock warrant liabilities	558	5,961
Foreign exchange loss, net	316	1,020
Other (income) expense	(10)	3

Total other expense, net	1,707	8,125

Income (loss) before income taxes	(943)	29,855
Provision for (benefit from) income taxes	(948)	13,926

Net income	$5	$15,929

Net income attributable to common stockholders	$—	$8,764

Earnings per share:
Basic	$—	$0.85

Diluted	$—	$0.39

Weighted average shares outstanding:
Basic	10,233	10,290

Diluted	13,134	16,779

Pro forma earnings per share (unaudited):
Basic		$0.68

Diluted		$0.60

Pro forma weighted average shares outstanding (unaudited):
Basic		32,400

Diluted		36,646

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands)

	Convertible Preferred Stock
			Common Stock			Retained Earnings (Accumulated Deficit)
					Additional Paid-In Capital		Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance at December 31, 2013	57,959	$7,647	10,848	$—	$396	$(6,083)	$(5,687)
Issuance of Series B convertible preferred stock	8,371	20,350	—	—	—	—	—
Repurchase and retirement of common stock	—	—	(686)	—	(20)	(541)	(561)
Exercise of common stock options	—	—	2	—	1	—	1
Issuance of common stock to employee	—	—	2	—	—	—	—
Stock-based compensation	—	—	—	—	111	—	111
Net Income	—	—	—	—	—	5	5

Balance at December 31, 2014	66,330	27,997	10,166	—	488	(6,619)	(6,131)
Modification to Series B participation rights	—	(3,793)	—	—	—	3,793	3,793
Exercise of common stock options	—	—	711	—	166	—	166
Issuance of common stock to employee	—	—	7	—	—	—	—
Stock-based compensation	—	—	—	—	385	—	385
Net income	—	—	—	—	—	15,929	15,929

Balance at December 31, 2015	66,330	$24,204	10,884	$—	$1,039	$13,103	$14,142

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2015
OPERATING ACTIVITIES:
Net income	$5	$15,929
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	680	1,828
Amortization of debt issuance costs and loss on extinguishment	56	125
Bad debt expense	144	542
Stock-based compensation	107	374
Change in fair value of preferred stock warrant liabilities	558	5,961
Deferred income taxes	(1,509)	338
Unrealized foreign currency loss	89	51
Changes in operating assets and liabilities:
Accounts receivable	(53,315)	(114,170)
Prepaid expenses and other current assets	(98)	(2,898)
Other assets, non-current	(429)	(142)
Accounts payable	35,706	50,021
Accrued expenses and other current liabilities	3,136	5,423
Other liabilities, non-current	25	58

Net cash used in operating activities	(14,845)	(36,560)

INVESTING ACTIVITIES:
Purchase of property and equipment	(832)	(5,128)
Capitalized software development costs	(825)	(1,799)
Purchase of short-term investment	(551)	—
Redemption of short-term investment	—	551

Net cash used in investing activities	(2,208)	(6,376)

FINANCING ACTIVITIES:
Proceeds from line of credit	1,000	30,000
Repayment on line of credit	(4,000)	(15,000)
Proceeds from term debt	15,000	15,000
Repayment of term debt	(3,500)	—
Payment of debt financing costs	(178)	(190)
Payment of financing obligations	(109)	(109)
Proceeds from issuance of Series B convertible preferred stock	20,350	—
Repurchase and retirement of common stock	(561)	—
Proceeds from exercise of stock options	1	166
Payment of stock repurchase costs	—	(39)
Payment of offering costs—initial public offering	—	(160)

Net cash provided by financing activities	28,003	29,668

CHANGE IN CASH	10,950	(13,268)
CASH—Beginning of year	6,365	17,315

CASH—End of year	$17,315	$4,047

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$150	$12,931
Cash paid for interest	$487	$895
Capitalized assets financed by accounts payable	$27	$88
Stock-based compensation included in capitalized software development costs	$4	$11
Deferred stock repurchase costs and initial public offering costs included in accounts payable	$—	$58

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations

        The Trade Desk, Inc. (the "Company") was formed and began operations in November 2009 as a Delaware corporation. The Company is headquartered in Ventura, California and has offices in various cities in the United States, Europe, Asia and Australia. The Company is a technology company that empowers advertising agencies to purchase advertising inventory. The Company provides a proprietary technology platform that enables the Company's clients to purchase advertising inventory, data and other add-on features to engage, target and convert their customers.

  Capital Resources and Risks

        The Company generated negative cash flows from operations of $14.8 million in 2014 and $36.6 million in 2015. Historically, the Company's liquidity needs have been met by the sale of preferred stock and incurrence of revolver and term borrowings. Subsequent to December 31, 2015, the Company entered into additional preferred stock and debt arrangements (Note 16).

        The Company believes that existing cash resources and amounts available under the Company's credit facility will be sufficient to meet working capital, capital requirements and debt service obligations for at least the next 12 months. Future capital requirements will depend on many factors, including the Company's rate of revenue growth and its level of expenditures. To the extent that existing capital resources, revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing or curtail expenses. If the Company needs to raise additional capital, the Company would pursue additional fundraising through alternative financing arrangements from new or existing investors or creditors. However, no assurances can be provided that additional funding or alternative financing will be available at terms acceptable to the Company, if at all.

        The Company is also subject to certain business risks, including dependence on key employees, competition, market acceptance of the Company's platform, ability to source demand from buyers of advertising inventory and dependence on growth to achieve its business plan.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

  Revision to the Previously Issued 2015 Consolidated Financial Statements

        During the preparation of the consolidated financial statements as of and for the three months ended March 31, 2016, the Company identified an error relating to an under accrual of media costs as of December 31, 2015. The Company has revised the consolidated financial statements as of and for the year ended December 31, 2015 to correct for this error. The revision resulted in an increase in accounts payable and a reduction of revenues of $0.5 million and a corresponding decrease in accrued expenses and other current liabilities and a decrease in the provision for income taxes of $0.2 million for the related income tax effects of the error as of and for the year ended December 31, 2015. The revision had no impact on the net cash used in operating activities for the year ended December 31, 2015. The Company evaluated this error and concluded that it was not material to the 2015 consolidated financial statements. The Company also made immaterial disclosure revisions.

  Reverse Stock Split

        On September 2, 2016, the Company effected a 1-for-3 reverse stock split of its outstanding common stock and a proportional adjustment to the existing conversion ratios for each series of

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

  Basis of Consolidation

        The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the operations of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

  Segments

        Management has determined that it operates as one operating segment. The Company's chief operating decision maker reviews financial information on an aggregated and consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company's performance.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

        On an on-going basis, management evaluates its estimates, primarily those related to: (1) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company's revenue arrangements, (2) allowances for doubtful accounts, (3) the useful lives of property and equipment and capitalized software development costs, (4) income taxes, (5) the valuation of common and preferred stock and preferred stock warrants, (6) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options and preferred stock warrants and (7) the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as, various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of common and preferred stock require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

  Unaudited Pro Forma Information

        The pro forma basic and diluted earnings per share amounts for 2015 reflect the conversion upon a Qualified IPO or upon the consent of the holders of at least a majority of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to common share basis of each outstanding convertible preferred share into one third of one share of common stock using the as-if-converted method, as of January 1, 2015.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        In February 2016, the Company issued 11,500,587 shares of Series C convertible preferred stock and the Company repurchased shares of common and preferred stock (Note 16). The issuance and repurchase of shares are not reflected in the pro forma basic and diluted net earnings per share amounts.

  Revenue Recognition

        The Company generates revenue from clients who enter into agreements to use the Company's platform to purchase advertising inventory, data and other add-on features. The Company charges clients a platform fee, which is a percentage of a client's purchases through the platform. In addition, the Company invoices clients for the cost of advertising inventory purchased, plus data and any add-on features purchased through the platform less any advertising inventory that clients purchase directly from suppliers through the Company's platform. The Company maintains agreements with each client and supplier in the form of master agreements, which set out the terms of the relationship and access to the Company's platform.

        The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fees are fixed or determinable, and (4) collectability is reasonably assured. In applying the foregoing criteria, the Company recognizes revenue upon the completion of a transaction, that is, when a bid is won, subject to satisfying these criteria. Subsequent to a bid being won through the Company's platform, the associated fees are generally not subject to adjustment or refund. Historically, any refunds and adjustments have not been material. The Company assesses collectability based on a number of factors, including the creditworthiness of a client or advertiser and related payment history. The Company generally bills clients for the gross amount of advertising inventory, data or other add-on features they purchase through the Company's platform plus the Company's platform fees, although some of the Company's clients have payment relationships directly with advertising inventory suppliers in which case the Company only bills the clients for data, other services and the Company's platform fees.

        The Company reports revenue net of amounts it pays suppliers for the cost of advertising inventory, data and add-on features in conformity with Accounting Standards Codification ("ASC") 605-45, Revenue Recognition-Principal Agent Considerations. The determination of whether the Company is the principal or agent, and hence whether to report revenue on a gross basis for the amount of the advertising inventory, third-party data and other add-on features the clients purchase using the platform plus the Company's platform fees or on a net basis for the amount of platform fees charged to the client, requires the Company to evaluate a number of indicators, none of which is presumptive or determinative. The Company determined that it is not the primary obligor for the purchase of advertising inventory, third-party data and other add-on features but rather the primary obligor to provide a platform that enables clients to bid on advertising inventory, and use data and other add-on features in designing and executing their campaigns. The Company does not have pricing latitude with respect to the cost of advertising inventory, third-party data and other add-on features purchased by clients through the Company's platform. The fee the Company charges clients is a percentage of their purchases through the Company's platform, similar to a commission, and the Company's fee is not contingent on the results of an advertising campaign. The client has supplier selection for the advertising inventory, third-party data and other add-on features through the platform. The Company has credit risk on the gross spend through the Company's platform, which includes the amounts due to suppliers for purchases through the Company's platform plus the Company's platform

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

fees, as the Company is required to pay suppliers irrespective of whether the Company collects from clients.

        Based on these and other factors, the Company has determined it is not the principal in the purchase and sale of advertising inventory, data and other add-on features in all of the Company's arrangements and therefore reports revenue on a net basis for the fees the Company charges clients.

        The Company's accounts receivable are recorded at the amount of gross billings to clients, net of allowances ("Gross Billings"), for the amounts it is responsible to collect, and accounts payable are recorded at the net amount payable to suppliers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

  Operating Expenses

        The Company classifies its operating expenses into four categories:

        Platform Operations.    Platform operations expense consists of expenses related to hosting the Company's platform and providing support to clients. Platform operations expense includes hosting costs, personnel costs, amortization of capitalized software costs for the development of the Company's platform and allocated overhead. Personnel costs included in platform operations include salaries, bonuses, stock-based compensation, and employee benefit costs, and are primarily attributable to personnel who provide the Company's clients with support using the Company's platform and the Company's network operations group, who support the Company's platform. The Company capitalizes certain costs associated with the development of the Company's platform and amortizes these costs over their estimated useful lives in platform operations expense. The Company allocates overhead such as information technology infrastructure, rent and occupancy charges based on headcount.

        Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salaries, bonuses, stock-based compensation, employee benefits costs and commission costs for the Company's sales and marketing personnel. Sales and marketing expense also includes costs for market development programs, advertising, promotional and other marketing activities, and allocated overhead. The Company allocates overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Commissions costs are expensed as incurred.

        Technology and Development.    The Company's technology and development expenses consist primarily of personnel costs, including salaries, bonuses, stock-based compensation and employee benefits costs, third party consultant costs associated with the ongoing development and maintenance of the Company's platform, amortization of capitalized third party software used in the development of the Company's platform and allocated overhead. The Company allocates overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualify for capitalization, which are then recorded as capitalized software development costs included in other assets, non-current on the Company's consolidated balance sheet. The Company amortizes capitalized software development costs relating to the Company's platform to platform operations expense.

        General and Administrative.    The Company's general and administrative expenses consist primarily of personnel costs, including salaries, bonuses, stock-based compensation, and employee benefits costs

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

associated with the Company's executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, bad debt expense and allocated overhead. The Company allocates overhead such as information technology infrastructure, rent and occupancy charges based on headcount.

  Stock-Based Compensation

        Compensation expense related to stock options is measured and recognized in the consolidated financial statements based on the fair value of the options granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

        Stock options granted to non-employees are accounted for at fair value determined by using the Black-Scholes option-pricing model. The Company believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of the non-employee stock options is re-measured each period until a commitment date is reached, which is generally the vesting date.

        Determining the fair value of stock options at the grant date requires judgment. The Company's use of the Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used in the Company's option-pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

        These assumptions and estimates are as follows:

        Fair Value of Common Stock.    Because there is no public market for the Company's common stock, the board of directors has determined the fair value of the common stock at the time of the grant of options by considering a number of objective and subjective factors including the Company's actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company's preferred or common stock, among other factors. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company's common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

        Risk-Free Interest Rate.    The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the term of employee stock option awards.

        Expected Term.    Given insufficient historical data relating to stock-option exercises, to determine the expected term, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        Volatility.    Because the Company does not have a trading history for its common stock, the Company determines volatility based on the historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants.

        Dividend Yield.    The dividend yield assumption is based on the Company's history and current expectations of dividend payouts. The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future, so the Company used an expected dividend yield of zero.

        In addition to the assumptions used in the Black-Scholes option-pricing model, the Company also estimates a forfeiture rate to calculate the stock-based compensation expense for stock-based awards. The Company's forfeiture rate is based on an analysis of the Company's historical forfeitures and estimated future forfeitures. Changes in the estimated forfeiture are recognized in the period the forfeiture estimate is changed.

        The Company will continue to use judgment in evaluating the assumptions related to the Company's stock-based compensation. Future expense amounts for any particular period could be affected by changes in the Company's assumptions or market conditions.

  Income Taxes

        Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company's consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. During 2014, the Company released the valuation allowance previously established against its U.S. net deferred tax assets. Management's conclusion to release such valuation allowance was due to, among other reasons, three years of cumulative pre-tax income adjusted for permanent items realized in U.S. jurisdictions, and significant projected U.S. pre-tax income.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying consolidated statements of operations.

        The Company recognizes excess tax benefits associated with stock-based compensation to stockholders' equity only when realized based on applying a with-and-without approach.

  Earnings Per Share

        Basic earnings per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding. The Company applies the two-class method to allocate earnings between common and other participating securities based on their participation rights. Because the holders of the Company's convertible preferred stock

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

are entitled to participate in dividends, the Company allocates earnings to common and preferred stock based on their respective rights to receive dividends, whether or not declared. For 2015, the adjustment to the carrying value of the Series B preferred stock (Note 10) has been recorded as an increase to net income attributable to common stockholders.

        Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted-average number of shares of common stock outstanding for the potential dilutive impact of stock options and warrants, using the treasury-stock method, and convertible preferred stock using the as-if-converted method.

  Cash

        At December 31, 2014 and 2015, cash consisted of cash held in checking accounts.

  Short-Term Investments

        Short-term investments are classified as available-for-sale and are carried at fair value. At December 31, 2014, the Company's short-term available-for-sale investment consisted entirely of a certificate of deposit and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheet. During 2015, the Company redeemed this certificate of deposit.

  Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. The Company performs ongoing credit evaluations of its clients and certain advertisers when the Company's agreements with its clients contain sequential liability terms that provide that the client payments are not due to the Company until the client has received payment from its customers who are advertisers. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current client information, subsequent collection history and other relevant data. The Company reviews the allowance for doubtful accounts on a quarterly basis. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered.

        The following table presents changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,
	2014	2015
Beginning balance	$524	$172
Add: bad debt expense	144	542
Less: write-offs, net of recoveries	(496)	(28)

Ending Balance	$172	$686

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

  Property and Equipment, Net

        Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the following estimated useful lives:

Years
Computer equipment	2
Purchased software	5
Furniture, fixtures and office equipment	5
Leasehold improvements	*

*
Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter.

        Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company's operating results.

  Capitalized Software Development Costs

        The Company capitalizes certain costs associated with creating and enhancing internally developed software related to the Company's technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software development projects, and external direct costs of materials and services consumed in developing or obtaining the software. Software development costs that do not qualify for capitalization, as further discussed below, are expensed as incurred and recorded in technology and development expenses in the consolidated statements of operations.

        Software development activities typically consist of three stages: (1) the planning phase; (2) the application and infrastructure development stage; and (3) the post implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized using a straight-line method over the estimated useful life of two years, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived.

        The Company does not transfer ownership of its internally developed software, or lease its software, to third parties.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

  Operating Leases

        The Company records rent expense for operating leases, some of which have escalating rent payments, on a straight-line basis over the lease term. The Company begins recognition of rent expense on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use. Some of the Company's lease arrangements provide for concessions by the landlords, including payments for leasehold improvements and rent-free periods. The Company accounts for the difference between the straight-line rent expense and rent paid as a deferred rent liability.

  Debt Issuance Costs

        Debt issuance costs related to the term loans have been recorded as a reduction of the carrying amount of the debt and are amortized to interest expense using the effective interest method. Debt financing costs associated with credit facilities have been deferred and recorded in other assets and are amortized to interest expense on a straight-line basis over the term of the credit facilities.

  Preferred Stock Warrant Liabilities

        The Company issued warrants to purchase preferred stock in connection with two prior debt facilities and accounts for such warrants as liabilities at fair value because the underlying shares of convertible preferred stock are contingently redeemable, including in the case of a deemed liquidation, which may obligate the Company to transfer assets to the preferred stock holders. The preferred stock warrants are recorded at fair value at the time of issuance and changes in the fair value of the preferred stock warrants each reporting period are recorded in the Company's consolidated statements of operations until the earlier of the exercise or expiration of the warrants or the warrants' conversion to warrants to purchase common stock, at which time any remaining liability is reclassified to additional paid-in capital.

  Fair Value of Financial Instruments

        Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

          Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

          Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

          Level 3—Unobservable inputs.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        Observable inputs are based on market data obtained from independent sources. At December 31, 2014 and 2015 the Company's warrants to purchase preferred stock are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3.

        The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying value of the line of credit and term loans approximates fair value based on borrowing rates currently available to the Company for financing with similar terms and were determined to be Level 2.

        Certain long lived assets including capitalized software development costs are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For 2014 and 2015, no impairments were recorded on those assets.

  Concentration of Risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, short term investments and accounts receivable. The Company maintains its cash with financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") federally insured limits.

        For 2014, one client accounted for 11% of Gross Billings. For 2015, two clients each accounted for 12% of Gross Billings. At December 31, 2014, two clients accounted for 12% and 11% of consolidated accounts receivable. At December 31, 2015, three clients accounted for 18%, 13% and 10% of consolidated accounts receivable. At December 31, 2014, two suppliers each accounted for 11% of consolidated accounts payable. At December 31, 2015, one supplier accounted for 11% of consolidated accounts payable.

  Foreign Currency Transactions and Translation

        The Company has entities operating in various countries. Each of these entities' functional currency is the U.S. Dollar. Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Net transaction losses were approximately $0.3 million and $1.0 million for the years ended December 31, 2014 and 2015, respectively, and are included in foreign exchange loss, net in the accompanying consolidated statements of operations.

        Commencing in 2015 the Company entered into forward contracts to hedge foreign currency exposures related primarily to the Company's foreign currency denominated accounts receivable. The Company does not designate the foreign exchange forward contracts as hedges for accounting purposes and changes in the fair value of the foreign exchange forward contracts are recorded in foreign exchange loss, net in the accompanying consolidated statements of operations. At December 31, 2015, the Company had open forward contracts with aggregate notional amounts of $5.9 million. The fair value of the open forward contracts were not material. The Company's forward contracts generally have terms of 30-180 days.

  Recent Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act ("JOBS Act"), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Additionally, the guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU 2014-09 by one year. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016. The guidance permits the use of either the retrospective or cumulative effect transition method. The Company has not yet selected a transition method nor determined the effect of this guidance on its consolidated financial statements.

        In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815). ASU 2014-16 addresses whether host contract in hybrid financial instrument issued in the form of a share should be accounted for as debt or equity. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted and any adjustments shall be reflected as of the beginning of the fiscal year. The Company elected to early adopt ASU 2014-16 effective January 1, 2014. The adoption of ASU 2014-16 had no impact on its consolidated financial statements and note disclosures.

        In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB issued ASU No. 2015-15, an amendment to the original guidance stating an entity may defer and present debt issuance costs associated with line of credit arrangements as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings under the line of credit arrangement. The new guidance is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The Company early adopted this guidance for its previously issued 2014 financial statements and the adoption did not have any material impact.

        In April 2015, the FASB issued ASU No. 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to help companies evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The new guidance clarifies that if a cloud computing arrangement includes a software license, the customer should account for the license consistent with its accounting for other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. An entity can elect to adopt this guidance either prospectively for all arrangements entered into or materially modified after the effective date, or retrospectively. Early adoption is

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

permitted. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

        In November 2015, the FASB issued ASU No. 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes. The purpose of this guidance is to simplify the presentation of deferred taxes on a classified balance sheet. Under current U.S. GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet. The amendments in ASU 2015-17 require that all deferred tax assets and liabilities be classified as noncurrent in the balance sheet. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods, but with early adoption permitted and may be applied either prospectively or retrospectively. The Company early adopted this guidance for its previously issued 2014 financial statements which resulted in a reclassification of $1.1 million from current deferred tax assets to non-current deferred tax assets at December 31, 2014.

        In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The guidance offers specific accounting guidance for a lessee, lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including accounting for income taxes, classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements and other stock-based compensation classification matters. The guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The Company is evaluating the impact of this guidance on its consolidated financial statements.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Earnings Per Share

        The reconciliations of the numerators and denominators of the basic and diluted earnings per share computations are as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2014	2015
Earnings per share—basic:
Numerator:
Net income	$5	$15,929
Less: Income attributable to convertible preferred stock	(5)	(10,958)
Add: Preferred stock modification	—	3,793

Net income attributable to common stockholders	$—	$8,764

Denominator:
Weighted-average common shares outstanding	10,233	10,290

Earnings per share—basic	$—	$0.85

Earnings per share—diluted:
Numerator:
Net income attributable to common stockholders—basic	$—	$8,764
Add: Income attributable to dilutive convertible preferred stock	—	1,624
Less: Preferred stock modification	—	(3,793)

Net income attributable to common stockholders—diluted	$—	$6,595

Denominator:
Weighted-average shares outstanding	10,233	10,290
Dilutive convertible preferred stock	—	2,790
Options to purchase common stock	2,901	3,699

Weighted-average shares outstanding—diluted	13,134	16,779

Earnings per share—diluted	$—	$0.39

        The following table presents the weighted average number of anti-dilutive shares excluded from the calculation of diluted earnings per share (in thousands):

	Year Ended December 31,
	2014	2015
Anti-dilutive options to purchase common stock	307	248
Common shares issuable upon conversion of convertible preferred stock	21,761	19,320
Common shares issuable upon conversion of preferred stock warrants	361	547

Total shares excluded from earnings per share—diluted	22,429	20,115

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Earnings Per Share (Continued)

  Unaudited Pro Forma Earnings Per Share

        The following table sets forth the computation of the Company's unaudited pro forma basic and diluted earnings per share (in thousands, except per share amounts):

Year Ended December 31, 2015
Numerator:
Net income attributable to common stockholders	$8,764
Add: Income attributable to convertible preferred stock	10,958
Add: Change in fair value of preferred stock warrant liabilities	5,961
Less: Preferred stock modification	(3,793)

Pro forma net income attributable to common stockholders—basic and diluted	$21,890

Denominator—basic:
Weighted-average common shares outstanding	10,290
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	22,110

Pro forma weighted-average shares outstanding—basic	32,400

Pro forma earnings per share—basic	$0.68

Denominator—diluted:
Pro forma weighted-average shares outstanding—basic	32,400
Pro forma adjustment to reflect assumed conversion of convertible preferred stock warrants to common stock warrants	547
Options to purchase common stock	3,699

Pro forma weighted-average shares outstanding—diluted	36,646

Pro forma earnings per share—diluted	$0.60

Note 4—Property and Equipment

        Major classes of property and equipment were as follows (in thousands):

	As of December 31,
	2014	2015
Computer equipment	$314	$1,164
Purchased software	2,064	5,306
Furniture and fixtures	7	755
Leasehold improvements	284	665

	2,669	7,890
Less: accumulated depreciation and amortization	(290)	(1,265)

	$2,379	$6,625

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Property and Equipment (Continued)

        Depreciation expense for 2014 and 2015 was $0.3 million and $1.0 million, respectively.

        The Company has purchased software under a financing arrangement where the Company makes installment payments over a four-year period. The Company has taken possession of the software and runs the software on its own equipment. At December 31, 2014 and 2015, the software had a cost basis of $1.8 million. Accumulated depreciation on this software at December 31, 2014 and 2015 was $0.2 million and $0.5 million respectively. Depreciation expense on this software was $0.1 million for 2014 and $0.4 million for 2015.

        There were no impairment charges to property and equipment for the year ended December 31, 2015.

Note 5—Capitalized Software Development Costs

        Capitalized software development costs, included in other assets, non-current, were as follows (in thousands):

	As of December 31,
	2014	2015
Capitalized software development costs, gross	$1,154	$2,964
Accumulated amortization	(415)	(1,273)

Capitalized software development costs, net	$739	$1,691

        The Company capitalized $0.8 million and $1.8 million of software development costs in 2014 and 2015, respectively. Amortization expense was $0.4 million and $0.9 million for 2014 and 2015, respectively. Based on the Company's capitalized software development costs at December 31, 2015, estimated amortization expense of $1.1 million and $0.6 million is expected to be recognized in 2016 and 2017, respectively.

Note 6—Fair Value Measurements

        The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2014 (in thousands):

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Certificate of deposit	$551	$551	$—	$—
Convertible preferred stock warrant liabilities	966	—	—	966

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Fair Value Measurements (Continued)

        The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2015 (in thousands):

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Convertible preferred stock warrant liabilities	$6,927	$—	$—	$6,927

        The Company's preferred stock warrants are recorded at fair value and were determined to be Level 3 fair value items. See Note 10—Capitalization for discussion of the convertible preferred stock warrant valuation. The changes in the fair value of preferred stock warrants are summarized below (in thousands):

	Year Ended December 31,
	2014	2015
Beginning balance	$408	$966
Change in value of preferred stock warrants recorded in other expense, net	558	5,961

Ending balance	$966	$6,927

Note 7—Accounts Payable

        Accounts payable included the following (in thousands):

	As of December 31,
	2014	2015
Accounts payable—media and data	$56,498	$105,085
Accounts payable—other	1,795	3,376

Total	$58,293	$108,461

Note 8—Debt

  2013 Term Debt

        In March 2013, the Company incurred $3.5 million aggregate principal amount of term borrowings which accrued interest at a fixed rate of 12%. The term borrowings were to mature on September 30, 2016 and the Company was required to make interest only payments for the first 12 months.

  Prior Debt Facility

        In July 2013, the Company entered into a loan agreement the ("Prior Debt Facility") pursuant to which it was entitled to incur revolver borrowings up to the lesser of $6.5 million and 80% of eligible accounts receivable, subject to certain borrowing base limitations. The Prior Debt Facility was to

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Debt (Continued)

mature on July 30, 2015. Interest accrued at a variable rate equal to the prime rate (with a prime rate floor of 3.25%) plus 1.5%.

        In November 2014, the Prior Debt Facility was amended to provide for $15 million of term borrowings and up to $30 million in revolver borrowings. The Company borrowed $15 million on the term loan and used a portion of the proceeds to repay the then outstanding borrowings. The revolver was scheduled to mature on November 24, 2017 and the term loan was repayable over 48 months, with interest only payments for the first 20 months. Interest accrued on the revolver and the term loan at a variable rate equal to the prime rate plus a spread depending on the Company's compliance with established ratios (3.75% at December 31, 2014). Through October 2015, the Company borrowed $20 million under the revolver.

        In October 2015, the Prior Debt Facility was further amended to provide for an aggregate of $30 million in term borrowings and up to an aggregate of $70 million in revolver borrowings less outstanding term borrowings. The Company borrowed $30 million under the term loan which was used to refinance the then outstanding borrowings under the original term loan of $15 million and repay $15 million on the revolver. The revolver, as amended, was scheduled to mature on November 24, 2017 and the term loan was payable over 48 months, with interest only payments for the first 20 months. Interest accrued on the revolver and the term loan at a variable rate equal to the prime rate plus 1.00% (4.5% at December 31, 2015). The term loan does not include a prepayment penalty. In December 2015, the Company borrowed an additional $10 million on the revolver. At December 31, 2015, $30 million and $15 million were outstanding on the term loan and revolver, respectively.

        Scheduled future principal payments for the term loan and revolver, as amended in October 2015 were as follows as of December 31, 2015 (in thousands):

Fiscal Year	Amount
2016	$—
2017	21,429
2018	12,857
2019	10,714
2020	—
Thereafter	—

$45,000

Less: unamortized debt issuance costs	(112)

$44,888

        In March 2016, the Company repaid all amounts outstanding under the Prior Debt Facility with proceeds from a new credit facility (Note 16).

        The Company's obligations under the Prior Debt Facility were collateralized by substantially all the assets of the Company, and contained customary limitations on additional indebtedness, change in control, and also required the Company to maintain all of its depository and operating bank accounts with the collateral agent. The Prior Debt Facility also included financial covenants that required the Company to maintain: (1) an asset coverage ratio of 1.75 to 1.00 and (2) a requirement to achieve

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Debt (Continued)

Gross Billings of at least 75% of the original plan provided to the lenders. As of December 31, 2015, the Company was in compliance with all covenants.

        The Prior Debt Facility, as amended, includes a fee of $0.8 million payable upon the occurrence of a liquidity event which includes an initial public offering of the Company's common stock. The liquidation fee survives the termination of the Prior Debt Facility.

Note 9—Financing Obligation

        Future principal payments for the financing obligation for the purchase of software as of December 31, 2015, were as follows:

Fiscal Year	Amount
(in thousands)
2016	$502
2017	1,030

$1,532

Note 10—Capitalization

        At December 31, 2015, the authorized capital stock of the Company consisted of 130,000,000 shares of common stock and 68,520,540 shares of preferred stock, of which 23,450,000 shares were designated Series Seed preferred stock ("Series Seed preferred stock"), 15,291,840 shares were designated Series A-1 preferred stock ("Series A-1 preferred stock"), 6,986,650 shares were designated Series A-2 preferred stock ("Series A-2 preferred stock"), 14,421,020 shares were designated Series A-3 preferred stock ("Series A-3 preferred stock") and 8,371,030 shares were designated Series B preferred stock ("Series B preferred stock"), and together with the Series Seed preferred stock, Series A-1 preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, referred to as ("convertible preferred stock").

  Common Stock

        Each holder of common stock is entitled to one vote per share. The holders of common stock shall be entitled to receive dividends declared by the Board of Directors out of any assets of the Company legally available after the payment of dividends to the holders of the convertible preferred stock.

  Convertible Preferred Stock

        During 2014, the Company completed the sale of 8,371,030 shares of Series B preferred stock for $20.3 million, of which $5.0 million was used to repurchase 685,586 shares of common stock from our founders. The repurchased common shares were retired by the Company. See Note 11—Stock-Based Compensation for further discussion of the founders' stock repurchase.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Capitalization (Continued)

        At December 31, 2014 and 2015, the Company's outstanding convertible preferred stock consisted of the following (in thousands, except original issue price per share):

	December 31, 2014 and 2015			December 31, 2014	December 31, 2015
	Shares Authorized	Shares Outstanding	Original Issue Price Per Share	Carrying Values	Carrying Values	Liquidation Preference
Seed	23,450	22,250	$0.100000	$2,225	$2,225	$2,225
Series A-1	15,292	15,292	0.126084	1,928	1,928	1,928
Series A-2	6,987	6,987	0.146976	1,027	1,027	1,027
Series A-3	14,421	13,430	0.183720	2,467	2,467	2,467
Series B	8,371	8,371	2.431000	20,350	16,557	20,350

Total	68,521	66,330		$27,997	$24,204	$27,997

  Modification of Series B Preferred Stock

        In 2015, the Series B preferred stockholders agreed to modify the liquidation rights and preferences of the Series B preferred stock. Prior to the modification, the Series B preferred stockholders were entitled to receive upon a liquidation event and prior to amounts payable to the other holders of convertible preferred stock or common stock an amount per share equal to the Series B preferred stock original issue price ("Series B Preferred Initial Liquidation Amount"), plus any dividends declared but unpaid thereon. Thereafter, after payment of the liquidation preference to the other holders of convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders were to be distributed among the holders of shares of common stock and Series B preferred stock, pro rata based on the number of shares held by each holder on an as-converted to common stock basis, until such time as the holders of shares of Series B preferred stock have received, together with the Series B Preferred Initial Liquidation Amount, an amount equal to three times the Series B Preferred Stock original issue price.

        After the modification, the Series B are entitled to receive upon a liquidation event the liquidation preference as described below under "—Rights and Preferences of Convertible Preferred Stock—Liquidation Preferences."

        The Company recorded the modification as an extinguishment as the fair value of the Series B preferred stock immediately before and immediately after the modification were substantially different (i.e., more than 10%). The Company recorded the difference between the carrying value of the Series B preferred stock and the fair value after the modification, of $3.8 million, as a reduction to the carrying value of the Series B preferred stock and a reduction to accumulated deficit. The $3.8 million has been recorded as an adjustment to the net income attributable to common stockholders in accordance with ASC 260, Earnings per Share.

  Rights and Preferences of Convertible Preferred Stock

        The rights and preferences of convertible preferred stock are as follows:

        Voting Rights:    Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Capitalization (Continued)

converted. The holders of convertible preferred stock and the holders of common stock will vote together as a single class on all matters.

        Dividends Rights:    The holders of Series B preferred stock have a preferential dividend right whereby they are to receive a dividend prior to any other class of stock. After payment of any dividend to the holders of Series B preferred stock, the other holders of convertible preferred stock on a pari passu basis will be entitled to receive dividends declared by the Board of Directors out of any assets of the Company legally available prior to the payment of dividends to the holders of common Stock. The dividend rate is $0.008 for holders of Series Seed preferred, $0.010087 for holders of Series A-1 preferred stock, $0.011758 for Series A-2 preferred stock, $0.014698 for Series A-3 preferred stock and $0.194 for Series B preferred stock, per share per annum, when and if declared. If a common stock dividend is declared, such that the convertible preferred holders' share, on an as-converted basis, would exceed the amount declared under the specified preferred stock dividend rate, the convertible preferred holders are entitled to receive the greater amount, as if the convertible preferred stock is converted to common stock.

        Liquidation Preferences:    In the event of any liquidation event, either voluntary or involuntary, the holders of Series B preferred stock will be entitled to receive, prior to the other holders of convertible preferred stock or common stock in an amount per share equal to the greater of the Series B preferred stock original issue price, plus any dividends declared but unpaid thereon or an amount as would have been payable had the shares of Series B preferred stock immediately converted to common stock. After payment of the amounts to the Series B preferred stock, the other holders of convertible preferred stock are entitled to receive a liquidation preference of the greater of (1) the original issue price, plus any dividend declared but unpaid thereon and (2) such amount per share as would have been payable had all shares of the preferred stock been converted into common stock immediately prior to liquidation, dissolution or winding up. Thereafter, any remaining assets available for distribution are to be distributed among the holders of shares of common stock pro rata based on the number of shares held by each holder.

        The liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions because there are certain elements that are not solely within the control of the Company, such as a change in control of the Company. Accordingly, the Company has presented the convertible preferred stock within the mezzanine portion of the accompanying consolidated balance sheets.

        Conversion Features:    Each share of convertible preferred stock are convertible at any time, at the option of the holder thereof, into such number of fully paid non-assessable shares of common stock as is determined by dividing the original issue price by the conversion price applicable to such share, in effect on the date of the conversion. As of December 31, 2015, the original issue price per share was $0.10 for Series Seed preferred stock, $0.126084 for Series A-1 preferred stock, $0.146976 for Series A-2 preferred stock, $0.183720 for Series A-3 preferred stock, and $2.431 for Series B preferred stock. As of December 31, 2015, the conversion price per share, as adjusted for the reverse stock split described in Note 2, was $0.30 for Series Seed preferred stock, $0.378252 for Series A-1 preferred stock, $0.440928 for Series A-2 preferred stock, $0.55116 for Series A-3 preferred stock, and $7.293 for Series B preferred stock. As of December 31, 2015, as adjusted for the reverse stock split described in Note 2, each share of convertible preferred stock is entitled to convert into one third of one share of common stock.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Capitalization (Continued)

        Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (1) the first closing of a sale of shares of the Company's common stock to the public at a price of at least 7.5 times the original issue price of the Series B preferred stock (as adjusted for the reverse stock-split described in Note 2), in a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, with proceeds to the Company of not less than $50.0 million (net of underwriting discounts and commissions) ("Qualified IPO"), and (2) the date specified by a vote of the holders of at least a majority of all then-outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis provided that each series of convertible preferred stock will not be converted as a result of such vote without the consent of the holders of a majority of the shares of such series of convertible preferred stock then outstanding.

Preferred Stock Warrants

        In 2011, the Company issued warrants to purchase 1.2 million shares of the Series Seed preferred stock, with an exercise price of $0.10 per share. The warrants expire upon the earlier of August 2021 or upon certain corporate events, as defined.

        In 2013, the Company issued warrants to purchase 990,640 shares of the Company's Series A-3 preferred stock, with an exercise price of $0.18372 per share. The warrants expire upon the earliest of (1) March 2023 (2) three years from the closing of the Company's initial public offering and (3) upon a change in control, as defined.

        For 2014 and 2015, the Company determined the fair value of the preferred stock warrants utilizing the Black-Scholes model with the following assumptions:

	Series Seed		Series A-3
	As of December 31,		As of December 31,
	2014	2015	2014	2015
Expected term (years)	6.66	5.66	8.24	7.24
Expected volatility	53.9%	60.3%	54.1%	61.3%
Risk-free interest rate	2.0%	1.8%	2.1%	2.1%
Estimated dividend yield	—%	—%	—%	—%

        During 2014 and 2015, the Company recognized expense of $0.6 million and $6.0 million, respectively, from the remeasurement of the warrants to fair value.

  Common Shares Reserved For Issuance

        The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock and all outstanding warrants, plus shares granted and available for grant under the Company's stock option plan.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Capitalization (Continued)

        The amount of such shares of the Company's common stock reserved for these purposes were as follows (in thousands):

As of December 31, 2015
Reserved under stock award plans	6,921
Conversion of preferred stock	22,110
Warrants to purchase convertible preferred stock	730

Total required availability	29,761

  Deferred Offering Costs

        During 2015, the Company incurred third-party costs directly attributable to its repurchase of common stock, Series Seed preferred stock and Series A preferred stock (Note 16) and the proposed initial public offering of its common stock. These costs have been deferred within other assets, non-current in the accompanying balance sheet. The deferred repurchase costs will be included as part of the repurchase price of the repurchased shares and the deferred initial public offering costs will be offset against the proceeds of the offering upon completion of the offering.

Note 11—Stock-Based Compensation

        The 2010 Stock Option Plan (the "2010 Plan") provides for the grant of incentive stock options, nonqualified stock options and stock purchase rights. The compensation committee of the board of directors has the authority to select the employees and consultants of the Company to whom awards are granted and determine the terms of each award, including: (1) the number of shares of common stock subject to the award; (2) when the award becomes vested and, if applicable, exercisable; (3) the exercise price of options, which, in the case of incentive stock options, must be at least 100% of the fair market value of the common stock as of the date of grant; and (4) the duration of awards which, in the case of incentive stock options, may not exceed 10 years. Incentive stock options issued to a shareholder holding 10% or more of the Company must have a term that cannot exceed five years and an exercise price that is no less than 110% of the fair market value of the underlying shares on the date of grant. Options granted under the 2010 Plan generally vest over four years, subject to the holder's continued employment through the vesting date, and expire no later than 10 years from the date of grant.

        In December 2015, the Company adopted the 2015 Equity Incentive Plan (the "2015 Plan") which provides for the grant of incentive stock options and nonqualified stock options, as well as other stock-based awards such as restricted stock and restricted stock units to employees, directors and consultants of the Company. On the effective date of the 2015 Plan, the shares of common stock available for grant under the 2010 Plan were 1,333,695. The aggregate number of shares of Company common stock reserved for issuance under the 2015 Plan equals the sum of 1,333,695 shares of common stock plus the number of shares of common stock which, as of the effective date of the 2015 Plan, were subject to awards under the 2010 Plan and, following such effective date, are forfeited or repurchased for a nominal price, terminated or lapse without being exercised under the 2010 Plan. No further shares of common stock can be issued or sold under the 2010 Plan. The 2015 Plan is administered by the

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Stock-Based Compensation (Continued)

Company's board of directors, which has the authority to determine all terms and conditions of the awards granted under the 2015 Plan, including: (1) the number of shares of common stock subject to the award; (2) when the award becomes vested and, if applicable, exercisable; (3) the exercise price of options, which, in the case of incentive stock options, must be at least 100% of the fair market value of the common stock as of the date of grant; and (4) the duration of awards which, in the case of incentive stock options, may not exceed 10 years. Incentive stock options issued to a shareholder holding 10% or more of the Company must have a term that cannot exceed five years and an exercise price that is no less than 110% of the fair market value of the underlying shares on the date of grant. Options granted under the 2015 Plan generally vest over four years, subject to the holder's continued employment through the vesting date, and expire no later than 10 years from the date of grant.

        As of December 31, 2015, the Company has reserved a total of 6,921,083 shares of common stock under both the 2010 Plan and 2015 Plan, of which 1,031,257 shares remained available for future grant under the 2015 Plan.

  Stock Options

        A summary of stock option activity for 2015, is as follows:

	Shares Under Option	Weighted- Average Exercise Price	Weighted- Average Contractual Life	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding at December 31, 2014	4,494	$0.27	7.6 years
Granted	1,558	1.88
Exercised	(711)	0.23
Cancelled	(164)	0.79

Outstanding at December 31, 2015	5,177	0.74	7.4 years	$47,870

Vested and expected to vest at December 31, 2015	4,967	0.71	6.8 years	46,098
Exercisable at December 31, 2015	2,836	0.25	6.5 years	27,629

        The total intrinsic value of options exercised during 2015 was $1.9 million.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Stock-Based Compensation (Continued)

        The table below sets forth information regarding stock options granted from January 1, 2015 to December 31, 2015:

Grant Date	Number of Shares	Exercise Price at Grant Date	Common Stock Fair Value Per Share at Grant Date
	(in thousands)
January 20, 2015	619	$0.82	$0.82
April 30, 2015	281	2.04	2.04
May 19, 2015	168	2.04	2.04
August 26, 2015	109	2.37	2.37
September 9, 2015	46	2.37	2.37
November 24, 2015	33	3.36	3.36
December 9, 2015(1)	46	3.70	3.36
December 9, 2015	169	3.36	3.36
December 20, 2015	87	3.36	3.36

(1)
Options granted with exercise price of 110% of fair value to comply with ISO qualifying rules for greater than 10% shareholder

        The fair value of options on the date of grant is estimated based on the Black-Scholes option pricing model. The weighted average assumptions used to value options granted to employees during 2014 and 2015 were as follows:

	Year Ended December 31,
	2014	2015
Expected term (in years)	6.00	6.00
Volatility	62.5%	64.5%
Risk-free interest rate	2.02%	1.62%
Dividend yield	—%	—%

        The weighted average grant date fair value per share of stock options granted for 2014 and 2015 were $0.48 and $1.12, respectively.

        At December 31, 2015, the Company had unrecognized employee stock-based compensation relating to stock options of approximately $1.6 million, which is expected to be recognized over a weighted-average period of 3.3 years.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Stock-Based Compensation (Continued)

  Stock-Based Compensation Expense

        Total stock-based compensation expense for 2014 and 2015, recorded in the consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,
	2014	2015
Platform operations	$14	$71
Sales and marketing	50	127
Technology and development	909	85
General and administrative	3,572	91

	$4,545	$374

        In February 2014, concurrent with the Series B financing, the Company repurchased 2.1 million shares of common stock from its founders at the Series B issuance price of $2.4310 per share for total consideration of $5.0 million. The Company recorded $0.6 million in additional paid-in capital and accumulated deficit for the fair value of the common stock repurchased and, in accordance with ASC 718, Stock Compensation, the Company recorded additional compensation expense of $4.4 million, representing the excess of the purchase price paid over the fair value of the common stock at the date of repurchase. The above table includes stock-based compensation expense of $0.9 million and $3.5 million in technology and development and general and administrative expenses, respectively, relating to this repurchase.

Note 12—Income Taxes

        The following are the domestic and foreign components of the Company's income (loss) before income taxes for 2014 and 2015 (in thousands):

	Year Ended December 31,
	2014	2015
Domestic	$(1,226)	$29,224
International	283	631

Income (loss) before income taxes	$(943)	$29,855

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Income Taxes (Continued)

        The following are the components of the (benefit from) provision for income taxes for 2014 and 2015 (in thousands):

	Year Ended December 31,
	2014	2015
Current:
Federal	$321	$11,123
State and local	167	2,325
Foreign	73	140

Total current provision	561	13,588

Deferred:
Federal	(827)	197
State and local	(682)	141

Total deferred (benefit) provision	(1,509)	338

Total provision for (benefit from) income taxes	$(948)	$13,926

        A reconciliation of the statutory tax rate to the effective tax rate for 2014 and 2015 is as follows:

	Year Ended December 31,
	2014	2015
U.S. federal statutory income tax rate	34.0%	35.0%
State and local income taxes, net of federal benefit	8.5	5.4
Foreign income at other than U.S. rates	2.0	(0.3)
Stock-based compensation expense	(163.8)	0.4
Meals and entertainment	(5.5)	0.2
Change in preferred stock warrant liabilities	(20.1)	7.0
Research and development credit	20.6	(1.0)
Other permanent items	(3.4)	(0.1)
Change in valuation allowance	228.2	—

Effective income tax rate	100.5%	46.6%

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Income Taxes (Continued)

        Set forth below are the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities as of December 31, 2014 and 2015 (in thousands).

	As of December 31,
	2014	2015
Deferred tax assets (liabilities):
Prepaid expenses	$(177)	$(244)
Reserves and allowances	105	919
Accrued expenses	975	2,093
Property and equipment	(398)	(1,226)
Net operating losses	1,080	55
Capitalized software development costs	(284)	(664)
Other	208	238

Total deferred tax assets, net	$1,509	$1,171

        As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. At December 31, 2013, management recorded a valuation allowance against its U.S. net deferred tax assets, based on the previous history of cumulative losses and the conclusion that future taxable profit may not be available for the utilization of the deferred tax assets for federal and state income tax purposes. During 2014, management released the valuation allowance due to, among other reasons, three years of cumulative pre-tax income adjusted for permanent items realized in U.S. jurisdictions, and significant projected U.S. pre-tax income. Management determined that sufficient positive evidence existed to conclude that it is more likely than not there will be full utilization of the deferred tax assets for all jurisdictions; therefore, the entire valuation allowance in U.S. jurisdictions of $2.2 million was released during 2014.

        At December 31, 2015, the Company had U.S. federal net operating loss carryforwards ("NOLs") of approximately $0.1 million, which will begin to expire in 2030. At December 31, 2015, the Company had state NOLs of approximately $0.3 million, which will begin to expire in 2030. At December 31, 2015, the Company had state research and development tax credits of approximately $0.2 million, which carry forward indefinitely. The Company has determined that the future utilization of a portion of its net operating losses is limited annually pursuant to Internal Revenue Code Section 382. The Company has determined that none of its net operating losses will expire because of the annual limitation.

        At December 31, 2015, unremitted earnings of the subsidiaries outside of the United States were approximately $0.7 million, on which no U.S. taxes have been paid. The Company's intention is to indefinitely reinvest these earnings outside the United States. Upon distribution of those earnings in the form of a dividend or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The amounts of such tax liabilities that might be payable upon repatriation of foreign earnings, after consideration of corresponding foreign tax credits, are not material.

        At December 31, 2015, the Company did not have a liability for unrecognized tax benefits and has no accrued interest or penalties related to uncertain tax positions.

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Income Taxes (Continued)

        The Company is subject to examination by taxing authorities in the U.S. federal, state and various foreign jurisdictions. For federal income tax, the Company remains subject to examination for 2011 and subsequent years. For state income tax, the Company remains subject to examination for 2010 and subsequent years. The majority of our foreign subsidiaries remain subject to examination by the local taxing authorities for 2013 and subsequent periods.

Note 13—Geographic Information

        The Company's Gross Billings to clients in international markets, based on the billing address of the client or client affiliate, for 2014 and 2015 were $29 million and $53 million, respectively. Total Gross Billings to clients in the U.S. and international markets were $202 million and $530 million for the years ended December 31, 2014 and 2015, respectively. No single international market accounted for more than 10% of Gross Billings for the years ended December 31, 2014 and 2015, respectively. The Company's property and equipment located outside the United States was not material at December 31, 2014 and 2015.

Note 14—Commitments and Contingencies

        At December 31, 2015, the Company has various non-cancelable operating leases primarily for its corporate and international offices. These leases expire at various times through 2022. The Company's non-cancelable minimum lease commitments were as follows (in thousands):

Year	Amount
2016	$2,584
2017	2,207
2018	2,273
2019	2,260
2020	2,163
Thereafter	2,223

$13,710

        Rent expense for 2014 and 2015 for non-cancelable operating leases was $1.2 million and $2.2 million, respectively.

        At December 31, 2015, the Company has non-cancelable commitments to its hosting services providers, marketing contracts and commitments to providers of software as a service. These commitments expire at various times through 2019. At December 31, 2015, the Company's purchase obligations were as follows (in thousands):

Year	Amount
2016	$3,755
2017	1,796
2018	1,160
2019	90

Total	$6,801

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14—Commitments and Contingencies (Continued)

  Guarantees and Indemnification

        In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to clients, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus there are no claims that the Company is aware of that could have a material effect on the Company's balance sheet, statement of operations or statement of cash flows. Accordingly, no amounts for any obligation have been recorded at December 31, 2014 or at December 31, 2015.

  Litigation

        From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, management does not believe that any of these proceedings or other claims will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

  Employment Contracts

        The Company has entered into agreements with severance terms with certain employees and officers, all of whom are employed at-will. The Company may be required to accelerate the vesting of certain stock options in the event of changes in control, as defined and involuntary terminations.

Note 15—Related Party Transactions

        During 2015, the Company's clients purchased $0.2 million of data through the Company's platform from entities affiliated with a holder of the Company's common stock and member of the Company's board of directors.

Note 16—Subsequent Events

        The Company has evaluated subsequent events through April 22, 2016, which is the date the consolidated financial statements were issued. The Company has also evaluated subsequent events through June 17, 2016, which is the date the consolidated financial statements were reissued. The Company has also evaluated subsequent events through September 2, 2016, for the effects of the reverse stock split described in Note 2.

  Series C Preferred Stock Financing and Repurchase of Common and Preferred Stock

        In February 2016, the Company issued 11,500,587 shares of Series C convertible preferred stock for $60.0 million and used $54.0 million of the proceeds to repurchase 3,897,928 and 8,485,350 shares of Series Seed preferred stock (including shares issued upon exercise of warrant described below) and Series A preferred stock, respectively, each at 80% of the Series C offering price per share of $5.22 and 188,786 shares of common stock at a price per share of $12.51 as adjusted for the reverse

THE TRADE DESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Subsequent Events (Continued)

stock-split described in Note 2. Warrants to purchase 808,135 shares of Seed preferred stock were net exercised resulting in the issuance of 788,755 shares of Series Seed preferred stock of which 614,052 shares were then repurchased. The repurchase price of the preferred stock exceeded its carrying value at the date of repurchase by approximately $47 million which the Company recorded as a reduction to net income attributable to common stockholders for the computation of earnings per share during the three-month period ended March 31, 2016.

  Revolving Credit Facility

        On March 30, 2016, the Company entered into a senior secured asset-based revolving credit agreement (the "Revolving Credit Agreement") with a syndicate of banks, led by Citibank, N.A. The Revolving Credit Agreement provides for a senior secured asset-based revolving credit facility (the "Credit Facility"), which the Company may draw upon as needed. Available funding commitments to the Company under the Credit Facility, subject to certain conditions, total up to $125.0 million. Under certain circumstances' the available revolver borrowings may be increased by an additional $50.0 million. The Credit Agreement is collateralized by a pledge of certain of the Company's accounts receivable, deposit accounts, intellectual property, investment property, and equipment, and availability under the Credit Agreement is based on the value of accounts receivable, as reduced by certain reserves.

        Borrowed funds bear interest, dependent on the Company's time and method of borrowing, at an annual rate of either a Base Rate or a LIBOR rate, plus an applicable margin ("Base Rate Borrowings" and "LIBOR Rate Borrowings"). The Base Rate is defined as a fluctuating interest rate equal to the greatest of (i) the Federal Funds rate plus 0.5%, (ii) the Prime Rate, and (iii) one month LIBOR rate plus 2.0%. The applicable margin is defined as a rate between 0.5% to 1.0% for Base Rate advances and between 1.5% and 2.0% for LIBOR advances, depending on the amount of monthly average excess availability on the facility. The fee for undrawn amounts ranges from 0.25% to 0.30%. Interest is payable either (a) monthly for Base Rate Borrowings or (b) the last day of the Interest Period applicable for LIBOR Rate Borrowings. The credit facility matures and all outstanding amounts become due and payable in March 2018. The credit facility contains customary conditions to borrowings, events of default and covenants, including covenants that restrict our ability to sell assets, make changes to the nature of our business, engage in mergers or acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay dividends, issue equity instruments, make distributions or redeem or repurchase capital stock or make other investments, engage in transactions with affiliates and make payments in respect of subordinated debt. The credit facility also requires us to maintain compliance with a consolidated fixed charge coverage ratio covenant of at least 1.15 to 1.00.

        On March 30, 2016, the Company borrowed $50.8 million under the Revolving Credit Agreement to repay all then outstanding borrowings under, and terminate, the Prior Debt Facility, as well as pay fees and expenses associated with the Revolving Credit Agreement.

  Grants of Stock Options

        On February 2, 2016, the Company granted stock options to purchase 0.1 million shares of common stock at an exercise price of $9.99 per share. The grant date fair value of these options was $0.3 million, which is expected to be recognized over the vesting period of four years.

THE TRADE DESK, INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE TRADE DESK, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except par values)

	As of December 31, 2015	As of June 30, 2016	Pro Forma As of June 30, 2016
ASSETS
Current assets:
Cash	$4,047	$37,610	$37,610
Accounts receivable, net	191,943	236,737	236,737
Prepaid expenses and other current assets	3,812	5,579	5,579

TOTAL CURRENT ASSETS	199,802	279,926	279,926
Property and equipment, net	6,625	7,701	7,701
Deferred taxes, net	1,171	1,171	1,171
Other assets, non-current	2,633	6,153	6,153

TOTAL ASSETS	$210,231	$294,951	$294,951

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES
Current liabilities:
Accounts payable	$108,461	$164,296	$164,296
Accrued expenses and other current liabilities	9,937	9,615	9,615
Financing obligation, current portion	502	621	621

TOTAL CURRENT LIABILITIES	118,900	174,532	174,532
Debt, net	44,888	55,847	55,847
Convertible preferred stock warrant liabilities	6,927	7,943	—
Other liabilities, non-current	140	902	902
Financing obligation, non-current	1,030	776	776

TOTAL LIABILITIES	171,885	240,000	232,057

Commitments and contingencies (Note 10)
Convertible preferred stock, par value $0.000001; 80,021 shares authorized as of June 30, 2016; 66,330 and 66,236 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively; liquidation preference of $86,342 as of June 30, 2016. No shares issued and outstanding as of June 30, 2016 pro forma	24,204	83,241	—
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, par value $0.000001; 142,000 shares authorized as of June 30, 2016; 10,884, 11,035 and 33,114 shares issued and outstanding as of December 31, 2015, June 30, 2016 and June 30, 2016 pro forma, respectively	—	—	—
Additional paid-in capital	1,039	452	91,636
Retained earnings (accumulated deficit)	13,103	(28,742)	(28,742)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	14,142	(28,290)	62,894

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)	$210,231	$294,951	$294,951

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

	Six Months Ended June 30,
	2015	2016
Revenue	$42,410	$77,560
Operating expenses:
Platform operations	9,642	16,195
Sales and marketing	11,692	19,682
Technology and development	5,096	10,402
General and administrative	5,177	12,851

Total operating expenses	31,607	59,130

Income from operations	10,803	18,430
Interest expense	421	1,317
Change in fair value of preferred stock warrant liabilities	489	4,805
Foreign currency exchange loss, net	526	402

Total other expense, net	1,436	6,524

Income before income taxes	9,367	11,906
Provision for income taxes	3,693	5,348

Net income	$5,674	$6,558

Net income (loss) attributable to common stockholders	$5,470	$(40,651)

Earnings (loss) per share:
Basic	$0.54	$(3.74)

Diluted	$0.15	$(3.74)

Weighted average shares outstanding:
Basic	10,175	10,871

Diluted	16,369	10,871

Pro forma earnings per share:
Basic		$0.34

Diluted		$0.30

Pro forma weighted average shares outstanding:
Basic		33,010

Diluted		38,188

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

(in thousands)

	Convertible Preferred Stock
			Common Stock			Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount

Balance at December 31, 2015	66,330	$24,204	10,884	$—	$1,039	$13,103	$14,142
Exercise of common stock options	—	—	340	—	185	—	185
Stock-based compensation	—	—	—	—	396	—	396
Issuance of series C convertible preferred stock, net of issuance costs	11,501	59,871	—	—	—	—	—
Reclassification of preferred stock warrant liability upon net exercise of warrant	789	3,789	—	—	—	—	—
Repurchase of convertible preferred stock	(12,384)	(4,623)	—	—	(1,168)	(46,041)	(47,209)
Repurchase and retirement of common stock	—	—	(189)	—	—	(2,362)	(2,362)
Net income	—	—	—	—	—	6,558	6,558

Balance at June 30, 2016	66,236	$83,241	11,035	$—	$452	$(28,742)	$(28,290)

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2015	2016
OPERATING ACTIVITIES:
Net income	$5,674	$6,558
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	693	1,653
Amortization of debt issuance costs and loss on extinguishment	59	353
Bad debt expense	227	296
Stock-based compensation	135	392
Change in fair value of preferred stock warrant liabilities	489	4,805
Unrealized foreign currency gain	(55)	(38)
Changes in operating assets and liabilities:
Accounts receivable	(34,361)	(45,054)
Prepaid expenses and other current assets	(2,669)	(1,743)
Other assets, non-current	(10)	(369)
Accounts payable	14,657	55,383
Accrued expenses and other current liabilities	1,086	(352)
Other liabilities, non-current	40	762

Net cash provided by (used in) operating activities	(14,035)	22,646

INVESTING ACTIVITIES:
Purchase of property and equipment	(649)	(2,036)
Capitalized software development costs	(683)	(1,092)

Net cash used in investing activities	(1,332)	(3,128)

FINANCING ACTIVITIES:
Proceeds from line of credit	5,000	60,847
Repayment on line of credit	—	(20,000)
Repayment of term debt	—	(30,000)
Payment of debt financing costs	—	(976)
Payment of financing obligations	(11)	(135)
Proceeds from issuance of Series C convertible preferred stock	—	60,000
Repurchase of preferred stock and common stock	—	(54,000)
Proceeds from exercise of stock options	13	185
Payment of stock repurchase costs	—	(155)
Payment of Series C convertible preferred stock offering cost	—	(129)
Payment of offering costs—initial public offering	—	(1,592)

Net cash provided by financing activities	5,002	14,045

CHANGE IN CASH	(10,365)	33,563
CASH—Beginning of period	17,315	4,047

CASH—End of period	$6,950	$37,610

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$5,285	$6,388
Cash paid for interest	$325	$912
Capitalized assets financed by accounts payable	$63	$179
Stock-based compensation included in capitalized development costs	$6	$4
Deferred initial public offering costs included in accounts payable	$—	$471
Net exercise of warrants to purchase Series Seed convertible preferred stock	$—	$3,789

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Nature of Operations

        The Trade Desk, Inc. (the "Company") was formed and began operations in November 2009 as a Delaware corporation. The Company is headquartered in Ventura, California and has offices in various cities in the United States, Europe, Asia and Australia. The Company is a technology company that empowers advertising agencies to purchase advertising inventory. The Company provides a proprietary technology platform that enables the Company's clients to purchase advertising inventory, data and other add-on features to engage, target and convert their customers.

  Capital Resources and Risks

        Historically, the Company's liquidity needs have been met by the sale of preferred stock and incurrence of revolver and term borrowings. The Company believes that existing cash resources and amounts available under the Company's credit facility will be sufficient to meet working capital, capital requirements and debt service obligations for at least the next 12 months. Future capital requirements will depend on many factors, including the Company's rate of revenue growth and its level of expenditures. To the extent that existing capital resources, revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing or curtail expenses. If the Company needs to raise additional capital, the Company would pursue additional fundraising through alternative financing arrangements from new or existing investors or creditors. However, no assurances can be provided that additional funding or alternative financing will be available at terms acceptable to the Company, if at all.

        The Company is also subject to certain business risks, including dependence on key employees, competition, market acceptance of the Company's platform, ability to source demand from buyers of advertising inventory and dependence on growth to achieve its business plan.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

        The accompanying condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and the related notes for the years ended December 31, 2014 and 2015 included elsewhere in this prospectus. The accompanying condensed consolidated balance sheet as of June 30, 2016, and the condensed consolidated statements of operations and of cash flows for the six months ended June 30, 2015 and 2016, and the condensed consolidated statements of convertible preferred stock and stockholder's equity (deficit) for the six months ended June 30, 2016 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with that used to prepare our audited annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for the fair statement of the condensed consolidated financial statements. The operating results for the six months ended June 30, 2016 are not necessarily indicative of the results expected for the full year ending December 31, 2016.

        There have been no significant changes in our accounting policies from those disclosed in our audited consolidated financial statements and the related notes. During the three months ended June 30, 2016, the Company adopted the new accounting guidance for stock-based awards and made a

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

policy election to record forfeitures of stock-based awards when they occur. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

  Reverse Stock Split

        On September 2, 2016, the Company effected a 1-for-3 reverse stock split of its outstanding common stock and a proportional adjustment to the existing conversion ratios for each series of convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these condensed consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

        Actual results may differ materially from those estimates under different assumptions or circumstances.

  Unaudited Pro Forma Information

        The unaudited pro forma balance sheet data as of June 30, 2016 reflects (1) the automatic conversion of all outstanding shares of the Company's convertible preferred stock into an aggregate of 22,078,638 shares of common stock and (2) the reclassification of the preferred stock warrant liabilities to additional paid-in capital. Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (1) the first closing of a sale of shares of the Company's common stock to the public in a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, with proceeds to the Company of not less than $50.0 million (net of underwriting discounts and commissions) ("Qualified IPO"), and (2) the date specified by a vote of the holders of at least a majority of all then-outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis provided that each series of convertible preferred stock will not be converted as a result of such vote without the consent of the holders of a majority of the shares of such series of convertible preferred stock then outstanding.

        The pro forma basic and diluted earnings per share amounts for the six months ended June 30, 2016 reflect the conversion upon a Qualified IPO or upon the consent of the holders of at least a majority of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to common share basis of each outstanding convertible preferred share into one third of one share of common stock using the as-if-converted method, as of January 1, 2015, or the date of issuance, if later.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

  Fair Value of Financial Instruments

        Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

          Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

          Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

          Level 3—Unobservable inputs.

        Observable inputs are based on market data obtained from independent sources. At December 31, 2015 and June 30, 2016 the Company's warrants to purchase preferred stock are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3. There were no changes in the methodologies used to determine the fair value of the warrants to purchase preferred stock during the six months ended June 30, 2016.

        The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying value of the line of credit and term loans approximates fair value based on borrowing rates currently available to the Company for financing with similar terms and were determined to be Level 2.

        Certain long lived assets including capitalized software development costs are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the year ended December 31, 2015 and six months ended June 30, 2016, no impairments were recorded on those assets.

  Recent Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act ("JOBS Act"), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

        In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. Additionally, the guidance requires improved disclosures to help users of financial statements better understand the

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU 2014-09 by one year. During 2016, the FASB has continued to issue additional amendments to the new revenue guidance. The new revenue guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016. The guidance permits the use of either the retrospective or cumulative effect transition method. The Company has not yet selected a transition method nor determined the effect of this guidance on its consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to help companies evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The new guidance clarifies that if a cloud computing arrangement includes a software license, the customer should account for the license consistent with its accounting for other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. An entity can elect to adopt this guidance either prospectively for all arrangements entered into or materially modified after the effective date, or retrospectively. The Company's adoption of this guidance during the three months ended March 31, 2016 did not have a material impact on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The guidance offers specific accounting guidance for a lessee, lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods, and requires a modified retrospective adoption, with early adoption permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including accounting for income taxes, classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements and other stock-based compensation classification matters. The guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period with the impact of the adoption recorded as a cumulative-effect adjustment as of the beginning of the year in which the guidance is adopted. Changes in the classification of excess tax benefits on the statement of cash flows as a result of the adoption of this guidance may be recorded on a retrospective or prospective basis. The Company elected to early adopt this guidance during the three months ended June 30, 2016 and changed its accounting policy to record forfeitures of stock-based awards when they

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

occur. The Company's adoption of this guidance did not have a material impact on its consolidated financial statements. The Company had no excess tax benefits as of December 31, 2015 and elected to record any future excess tax benefits in the statement of cash flows as an operating activity on a prospective basis. The cumulative-effect adjustment as a result of the adoption of this guidance for the change in accounting policy for forfeitures was approximately $5,000 and was recorded in the statement of operations during the three months ended June 30, 2016, rather than an adjustment to the retained earnings as the amount was not material. The change in accounting policy to record forfeitures when they occur and the requirement to record excess tax benefits when they occur in the statement of operations will result in increased volatility in earnings in the future.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Earnings (Loss) Per Share

        The reconciliations of the numerators and denominators of the basic and diluted earnings (loss) per share computations are as follows (in thousands, except per share amounts):

	Six Months Ended June 30,
	2015	2016
Earnings (loss) per share—basic:
Numerator:
Net income	$5,674	$6,558
Less: Income attributable to convertible preferred stock	(3,997)	—
Add: Preferred stock modification	3,793	—
Less: Premium on repurchase of convertible preferred stock	—	(47,209)

Net income (loss) attributable to common stockholders	$5,470	$(40,651)

Denominator:
Weighted-average common shares outstanding	10,175	10,871

Earnings (loss) per share—basic	$0.54	$(3.74)

Earnings (loss) per share—diluted:
Numerator:
Net income (loss) attributable to common stockholders—basic	$5,470	$(40,651)
Add: Income attributable to dilutive convertible preferred stock	812	—
Less: Preferred stock modification	(3,793)	—

Net income (loss) attributable to common stockholders—diluted	$2,489	$(40,651)

Denominator:
Weighted-average shares outstanding	10,175	10,871
Dilutive convertible preferred stock	2,790	—
Options to purchase common stock	3,404	—

Weighted-average shares outstanding—diluted	16,369	10,871

Earnings (loss) per share—diluted	$0.15	$(3.74)

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Earnings (Loss) Per Share (Continued)

        The following table presents the anti-dilutive shares excluded from the calculation of diluted earnings (loss) per share (in thousands):

	Six Months Ended June 30,
	2015	2016
Anti-dilutive options to purchase common stock	448	5,058
Common shares issuable upon conversion of convertible preferred stock	19,320	22,079
Common shares issuable upon conversion of preferred stock warrants	730	461

Total shares excluded from earnings (loss) per share—diluted	20,498	27,598

  Pro Forma Earnings Per Share

        The following table sets forth the computation of the Company's pro forma basic and diluted earnings per share (in thousands, except per share amounts):

Six Months Ended June 30, 2016
Numerator:
Net loss attributable to common stockholders	$(40,651)
Add: Change in fair value of preferred stock warrant liabilities	4,805
Add: Premium on repurchase of convertible preferred stock	47,209

Pro forma net income attributable to common stockholders—basic and diluted	$11,363

Denominator—basic:
Weighted-average common shares outstanding	10,871
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	22,139

Pro forma weighted-average shares outstanding—basic	33,010

Pro forma earnings per share—basic	$0.34

Denominator—diluted:
Pro forma weighted-average shares outstanding—basic	33,010
Pro forma adjustment to reflect assumed conversion of convertible preferred stock warrants to common stock warrants	511
Options to purchase common stock	4,667

Pro forma weighted-average shares outstanding—diluted	38,188

Pro forma earnings per share—diluted	$0.30

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4—Fair Value Measurements

        The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2015 (in thousands):

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Convertible preferred stock warrant liabilities	$6,927	$—	$—	$6,927

        The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at June 30, 2016 (in thousands):

		Fair Value Measurements at Reporting Date Using
	As of June 30, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Convertible preferred stock warrant liabilities	$7,943	$—	$—	$7,943

        The Company's preferred stock warrants are recorded at fair value and were determined to be Level 3 fair value items. The changes in the fair value of preferred stock warrants are summarized below (in thousands):

	Six Months Ended June 30,
	2015	2016
Beginning balance	$966	$6,927
Change in value of preferred stock warrants recorded in other expense, net	489	4,805
Reclassification to convertible preferred stock upon net exercise of Series Seed warrant	—	(3,789)

Ending balance	$1,455	$7,943

        For the six months ended June 30, 2015 and 2016, the Company determined the fair value of the preferred stock warrants utilizing the Black-Scholes model with the following assumptions:

	Series Seed		Series A-3
	As of June 30,		As of June 30,
	2015	2016	2015	2016
Expected term (years)	6.16	5.16	7.74	6.74
Expected volatility	57.2%	58.7%	61.7%	58.7%
Risk-free interest rate	1.9%	1.0%	2.2%	1.3%
Estimated dividend yield	—%	—%	—%	—%

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 5—Accounts Payable

        Accounts payable included the following (in thousands):

	As of December 31, 2015	As of June 30, 2016
Accounts payable—media and data	$105,085	$158,543
Accounts payable—other	3,376	5,753

Total	$108,461	$164,296

Note 6—Debt

  Revolving Credit Facility

        On March 30, 2016, the Company entered into a credit agreement (the "Revolving Credit Agreement") with a syndicate of banks, led by Citibank, N.A. The Revolving Credit Agreement provides for a senior secured asset-based revolving credit facility (the "Credit Facility"), which the Company may draw upon as needed. Available funding commitments to the Company under the Credit Facility, subject to certain conditions, total up to $125.0 million. Under certain circumstances the available revolver borrowings may be increased by an additional $50.0 million. The Revolving Credit Agreement is collateralized by a pledge of certain of the Company's accounts receivable, deposit accounts, intellectual property, investment property, and equipment, and availability under the Credit Agreement is based on the value of accounts receivable, as reduced by certain reserves.

        Borrowed funds bear interest, dependent on the Company's time and method of borrowing, at an annual rate of either a Base Rate or a LIBOR rate, plus an applicable margin ("Base Rate Borrowings" and "LIBOR Rate Borrowings"). The Base Rate is defined as a fluctuating interest rate equal to the greatest of (1) the Federal Funds rate plus 0.5%, (2) the Prime Rate, and (3) one month LIBOR rate plus 2.0%. The applicable margin is defined as a rate between 0.5% to 1.0% for Base Rate advances and between 1.5% and 2.0% for LIBOR advances, depending on the amount of monthly average excess availability on the facility. The fee for undrawn amounts ranges from 0.25% to 0.30%. Interest is payable either (a) monthly for Base Rate Borrowings or (b) the last day of the Interest Period applicable for LIBOR Rate Borrowings. At June 30, 2016, all borrowings were designated LIBOR Rate Borrowings that bore interest at a weighted average rate of 2.22%.

        The Credit Facility matures and all outstanding amounts become due and payable in March 2018. The Credit Facility contains customary conditions to borrowings, events of default and covenants, including covenants that restrict our ability to sell assets, make changes to the nature of our business, engage in mergers or acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay dividends, issue equity instruments, make distributions or redeem or repurchase capital stock or make other investments, engage in transactions with affiliates and make payments in respect of subordinated debt. The Credit Facility also requires the Company to maintain compliance with a consolidated fixed charge coverage ratio covenant of at least 1.15 to 1.00. As of June 30, 2016, the Company was in compliance with all covenants.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 6—Debt (Continued)

        On March 30, 2016, the Company borrowed $50.8 million under the Revolving Credit Agreement to repay all then outstanding borrowings under, and terminate, the Company's prior debt facility ("Prior Debt Facility"), as well as pay fees and expenses associated with the Revolving Credit Agreement. The Company borrowed an additional $5.0 million under the Revolving Credit Agreement in June 2016. As of June 30, 2016, $55.8 million was outstanding under the Revolving Credit Agreement.

        The Prior Debt Facility, as amended, includes a fee of $0.8 million payable upon the occurrence of a liquidity event which includes an initial public offering of the Company's common stock. The liquidation fee survives the termination of the Prior Debt Facility.

Note 7—Capitalization

        In February 2016, the Company increased the authorized shares of common stock from 130,000,000 shares to 142,000,000 shares and the authorized shares of convertible preferred stock from 68,520,540 shares to 80,021,127 shares, of which 11,500,587 shares were designated as Series C preferred stock ("Series C preferred stock").

  Convertible Preferred Stock

        In February 2016, the Company issued 11,500,587 shares of Series C convertible preferred stock for $60.0 million and used $54.0 million of the proceeds to repurchase 3,897,928 and 8,485,350 shares of Series Seed preferred stock (including shares issued upon exercise of warrant described below) and Series A preferred stock (comprising shares of Series A-1, A-2 and A-3), respectively, each at 80% of the Series C offering price per share of $5.22 and 188,786 shares of common stock at a price per share of $12.51, as adjusted for the reverse stock-split described in Note 2. Warrants to purchase 808,135 shares of Seed preferred stock were net exercised resulting in the issuance of 788,755 shares of Series Seed preferred stock of which 614,052 shares were then repurchased.

        The repurchase price of the convertible preferred stock, including legal costs, of $51.8 million exceeded the carrying value of $4.6 million at the date of repurchase. The repurchase price in excess of the then carrying value of the preferred stock of $47.2 million was recorded as a reduction to additional paid-in capital of $1.2 million and a reduction to retained earnings of $46.0 million. For the computation of earnings per share for the six month period ended June 30, 2016, the repurchase price in excess of the then carrying value of the preferred stock of $47.2 million was recorded as a decrease to net income attributable to common stockholders.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7—Capitalization (Continued)

        At June 30, 2016, the Company's outstanding convertible preferred stock consisted of the following (in thousands, except original issue price per share):

	Shares Authorized		Shares Outstanding	Original Issue Price Per Share	Carrying Values	Liquidation Preference
Seed	23,450		19,141	$0.100000	$2,736	$1,914
Series A-1	15,292		12,465	0.126084	1,571	1,572
Series A-2	6,987		5,591	0.146976	822	822
Series A-3	14,421		9,167	0.183720	1,684	1,684
Series B	8,371		8,371	2.431000	16,557	20,350
Series C	11,501		11,501	5.217125	59,871	60,000

Total	80,021	*	66,236		$83,241	$86,342

*
Total does not sum due to rounding

  Rights and Preferences of Convertible Preferred Stock

        The rights and preferences of convertible preferred stock are as follows:

        Voting Rights:    Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted. The holders of convertible preferred stock and the holders of common stock will vote together as a single class on all matters.

        Dividends Rights:    The holders of Series C preferred stock have a preferential dividend right whereby they are to receive a dividend prior to any other class of stock. After payment of any dividend to the holders of Series C preferred stock, the holders of Series B preferred stock have a preferential dividend right whereby they are to receive a dividend prior to any other class of stock. After payment of any dividend to the holders of Series C preferred stock and the holders of Series B preferred stock, the other holders of convertible preferred stock on a pari passu basis will be entitled to receive dividends declared by the Board of Directors out of any assets of the Company legally available prior to the payment of dividends to the holders of common Stock. The dividend rate is $0.008 for holders of Series Seed preferred, $0.010087 for holders of Series A-1 preferred stock, $0.011758 for Series A-2 preferred stock, $0.014698 for Series A-3 preferred stock, $0.194 for Series B preferred stock and $0.417 for Series C preferred stock, per share per annum, when and if declared. If a common stock dividend is declared, such that the convertible preferred holders' share, on an as-converted basis, would exceed the amount declared under the specified preferred stock dividend rate, the convertible preferred holders are entitled to receive the greater amount, as if the convertible preferred stock is converted to common stock.

        Liquidation Preferences:    In the event of any liquidation event, either voluntary or involuntary, the holders of Series B preferred stock and the holders of Series C preferred stock will be entitled to receive, prior to the other holders of convertible preferred stock or common stock, on a pro rata and pari passu basis, an amount per share equal to the greater of their respective original issue price, plus any dividends declared but unpaid thereon or an amount as would have been payable had their shares

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7—Capitalization (Continued)

of preferred stock immediately converted to common stock. After payment of the amounts to the Series B preferred stockholders and the Series C preferred stockholders, the other holders of convertible preferred stock are entitled to receive a liquidation preference of the greater of (1) the original issue price, plus any dividend declared but unpaid thereon and (2) such amount per share as would have been payable had all shares of the preferred stock been converted into common stock immediately prior to liquidation, dissolution or winding up. Thereafter, any remaining assets available for distribution are to be distributed among the holders of shares of common stock pro rata based on the number of shares held by each holder.

        The liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions because there are certain elements that are not solely within the control of the Company, such as a change in control of the Company. Accordingly, the Company has presented the convertible preferred stock within the mezzanine portion of the accompanying consolidated balance sheets.

        Conversion Features:    Each share of convertible preferred stock are convertible at any time, at the option of the holder thereof, into such number of fully paid non-assessable shares of common stock as is determined by dividing the original issue price by the conversion price applicable to such share, in effect on the date of the conversion. As of June 30, 2016, the original issue price per share was $0.10 for Series Seed preferred stock, $0.126084 for Series A-1 preferred stock, $0.146976 for Series A-2 preferred stock, $0.183720 for Series A-3 preferred stock and $2.431 for Series B preferred stock. As of June 30, 2016, the conversion price per share, as adjusted for the reverse stock split described in Note 2, was $0.30 for Series Seed preferred stock, $0.378252 for Series A-1 preferred stock, $0.440928 for Series A-2 preferred stock, $0.55116 for Series A-3 preferred stock and $7.293 for Series B preferred stock. As of June 30, 2016, as adjusted for the reverse stock split described in Note 2, each share of convertible preferred stock is entitled to convert into one third of one share of common stock.

        Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (1) a Qualified IPO, and (2) the date specified by a vote of the holders of at least a majority of all then-outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis provided that each series of convertible preferred stock will not be converted as a result of such vote without the consent of the holders of a majority of the shares of such series of convertible preferred stock then outstanding.

  Preferred Stock Warrants

        In 2011, the Company issued warrants to purchase 1.2 million shares of the Series Seed preferred stock, with an exercise price of $0.10 per share. The warrants expire upon the earlier of August 2021 or upon certain corporate events, as defined.

        In 2013, the Company issued warrants to purchase 990,640 shares of the Company's Series A-3 preferred stock, with an exercise price of $0.18372 per share. The warrants expire upon the earliest of (1) March 2023 (2) three years from the closing of the Company's initial public offering and (3) upon a change in control, as defined.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7—Capitalization (Continued)

        In February 2016, warrants to purchase 808,135 shares of Series Seed preferred stock were net exercised resulting in the issuance of 788,755 shares of Series Seed preferred stock of which 614,052 shares were then repurchased in connection with the preferred stock repurchase discussed above. As of June 30, 2016 warrants to purchase 391,865 shares of the Company's Series Seed preferred stock remain outstanding.

Note 8—Stock-Based Compensation

  Stock Options

        A summary of stock option activity for the six months ended June 30, 2016, is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Contractual Life
	(in thousands)
Outstanding at December 31, 2015	5,177	$0.74	7.4 years
Granted	281	15.27
Exercised	(340)	0.55
Cancelled	(60)	1.76

Outstanding at June 30, 2016	5,058	1.55	7.0 years

        The table below sets forth information regarding stock options granted during the six months ended June 30, 2016:

Grant Date	Number of Shares	Exercise Price at Grant Date	Common Stock Fair Value Per Share at Grant Date
	(in thousands)
February 2, 2016	62	$9.99	$9.99
April 26, 2016	85	16.74	16.74
May 9, 2016	69	16.74	16.74
June 14, 2016	65	16.83	16.83

        The fair value of options on the date of grant is estimated based on the Black-Scholes option pricing model. The weighted average assumptions used to value options granted to employees during six months ended June 30, 2015 and 2016 were as follows:

	Six Months Ended June 30,
	2015	2016
Expected term (in years)	6.01	6.03
Volatility	68.9%	58.7%
Risk-free interest rate	1.56%	1.42%
Dividend yield	—%	—%

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 8—Stock-Based Compensation (Continued)

        The weighted average grant date fair value per share of stock options granted for six months ended June 30, 2015 and 2016 were $0.82 and $8.39, respectively.

        At June 30, 2016, the Company had unrecognized employee stock-based compensation relating to stock options of approximately $3.7 million, which is expected to be recognized over a weighted-average period of 3.4 years.

  Stock-Based Compensation Expense

        Total stock-based compensation expense for six months ended June 30, 2015 and 2016, recorded in the consolidated statements of operations was as follows (in thousands):

	Six Months Ended June 30,
	2015	2016
Platform operations	$17	$39
Sales and marketing	54	117
Technology and development	29	114
General and administrative	35	122

	$135	$392

Note 9—Income Taxes

        In determining the interim income tax provision, the Company uses the annual estimated effective tax rate applied to the actual year-to-date income. The Company's annual estimated effective tax rate differs from the U.S. federal statutory income rate of 35% primarily as a result of state taxes, foreign taxes, and changes in the fair value of preferred stock warrant liabilities.

        There were no material changes to the Company's unrecognized tax benefits in the six months ended June 30, 2016, and the Company does not expect to have any significant changes to unrecognized tax benefits through the end of the fiscal year.

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10—Commitments and Contingencies

        At June 30, 2016, the Company has various non-cancelable operating leases primarily for its corporate and international offices. These leases expire at various times through 2022. The Company's non-cancelable minimum lease commitments were as follows (in thousands):

Year	Amount
2016 (for remaining six months)	$1,376
2017	2,805
2018	2,793
2019	2,574
2020	2,163
Thereafter	2,223

$13,934

        At June 30, 2016, the Company has non-cancelable commitments to its hosting services providers, marketing contracts and commitments to providers of software as a service. These commitments expire at various times through 2019. At June 30, 2016, the Company's purchase obligations were as follows (in thousands):

Year	Amount
2016 (for remaining six months)	$1,783
2017	1,457
2018	1,216
2019	358

Total	$4,814

  Guarantees and Indemnification

        In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to clients, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus there are no claims that the Company is aware of that could have a material effect on the Company's balance sheet, statement of operations or statement of cash flows. Accordingly, no amounts for any obligation have been recorded at June 30, 2016.

  Litigation

        From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, management does not believe that any of

THE TRADE DESK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10—Commitments and Contingencies (Continued)

these proceedings or other claims will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

  Employment Contracts

        The Company has entered into agreements with severance terms with certain employees and officers, all of whom are employed at-will. The Company may be required to accelerate the vesting of certain stock options in the event of changes in control, as defined and involuntary terminations.

Note 11—Subsequent Events

        The Company has evaluated subsequent events through August 12, 2016, which is the date these interim condensed consolidated financial statements were issued. The Company has also evaluated subsequent events through September 2, 2016, for the effects of the reverse stock split described in Note 2.

  Revolving Credit Facility

        On July 1, 2016, the Company borrowed an additional $15.0 million under its Revolving Credit Agreement at a LIBOR borrowing rate of 2.22%.

  Grants of Stock Options

        On July 27, 2016 and August 3, 2016, the Company granted in aggregate stock options to purchase 0.1 million shares of common stock at an exercise price of $18.03 per share, equal to the per share value of common stock on the grant date. The aggregate grant date fair value of these options of approximately $0.9 million is expected to be recognized over the vesting period of four years.

        On August 15, 2016 and August 17, 2016, the Company granted in aggregate stock options to purchase 0.3 million shares of common stock at a weighted average exercise price of $18.08 per share. The aggregate grant date fair value of these options of approximately $2.8 million is expected to be recognized over the vesting period of four years.

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theTradeDesk

4,666,667 Shares

The Trade Desk, Inc.

Class A Common Stock

$              per share

PRELIMINARY PROSPECTUS

                        , 2016

Citigroup	Jefferies	RBC Capital Markets

Needham & Company	Raymond James

        Through and including                  , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$8,647
FINRA filing fee	13,438
Exchange listing fee	150,000
Printing and engraving expenses	285,000
Legal fees and expenses	2,400,000
Accounting fees and expenses	875,000
Transfer agent and registrar fees	15,000
Miscellaneous expenses	252,915

Total	$4,000,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

        We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

  •
  any breach of their duty of loyalty to our company or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which they derived an improper personal benefit.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred. Our amended and restated bylaws will also provide that we must pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to limited exceptions.

        Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

        The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us, and our officers and directors, and the selling stockholders for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        The following list sets forth information as to all securities we have sold since January 1, 2013 that were not registered under the Securities Act.

  (1)
  Between February and May 2014, we issued an aggregate of 8,371,030 shares of our Series B convertible preferred stock solely to accredited investors at a price per share of $2.43, for aggregate consideration of approximately $20.3 million.

  (2)
  In February 2016, we issued an aggregate of 11,500,587 shares of our Series C convertible preferred stock solely to accredited investors at a price per share of $5.22, for aggregate consideration of approximately $60.0 million.

  (3)
  We granted stock options and stock awards to employees, directors and consultants under our 2010 Plan and 2015 Plan, covering an aggregate of 4,642,702 shares of common stock at a weighted average exercise price of $3.26 per share. Of these, options covering an aggregate of 442,234 shares were cancelled without being exercised. The preceding information gives effect to a 1-for-3 reverse stock split of our common stock effected on September 2, 2016.

  (4)
  We sold an aggregate of 1,177,962 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $0.5 million upon the exercise of stock options and stock awards and individual issuances of stock. The preceding information gives effect to a 1-for-3 reverse stock split of our common stock effected on September 2, 2016.

        We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) and (2) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (3) and (4) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

  (b)
  Financial Statement Schedules.    All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ventura, California, on the 6th day of September, 2016.

THE TRADE DESK, INC.
By:	/s/ PAUL E. ROSS Paul E. Ross Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeff T. Green	Chief Executive Officer, Director (principal executive officer)	September 6, 2016
/s/ PAUL E. ROSS Paul E. Ross	Chief Financial Officer (principal financial officer and principal accounting officer)	September 6, 2016
* Robert D. Perdue	Chief Operating Officer, Director	September 6, 2016
* Roger Ehrenberg	Director	September 6, 2016
* Kathryn E. Falberg	Director	September 6, 2016
* Thomas Falk	Director	September 6, 2016
* Eric B. Paley	Director	September 6, 2016

Signature		Title	Date

* Juan N. Villalonga		Director	September 6, 2016
* David B. Wells		Director	September 6, 2016
*By:	/s/ PAUL E. ROSS Paul E. Ross Attorney-in-fact

EXHIBIT INDEX

Previously Filed
Exhibit Number						Filed Herewith
		Exhibit Description	Form	Date	Number
1.1		Form of Underwriting Agreement.				X

3.1		Amended and Restated Certificate of Incorporation, as currently in effect.				X

3.2		Form of Amended and Restated Certificate of Incorporation, to be in effect upon the consummation of this offering.				X

3.3		Bylaws, as currently in effect.				X

3.4		Form of Amended and Restated Bylaws, to be in effect upon the consummation of this offering.	S-1	8/22/2016	3.4

4.1		Reference is made to Exhibits 3.1 through 3.4.

4.2		Form of Class A Common Stock Certificate.				X

5.1		Opinion of Latham & Watkins LLP.				X

10.1		Second Amended and Restated Investor Rights Agreement dated as of February 9, 2016, by and among The Trade Desk, Inc. and the investors listed therein.				X

10.2		Loan and Security Agreement, dated as of March 30, 2016, among The Trade Desk, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent.				X

10.3		Warrant to Purchase Shares of Series Preferred Stock, dated as of August 30, 2011, between Leader Equity, LLC and The Trade Desk, Inc.				X

10.4		Warrant to Purchase Shares of Series Preferred Stock, dated as of March 28, 2013, between Eastward Capital Partners V, L.P. and The Trade Desk, Inc.				X

10.5(a)	+	The Trade Desk, Inc. 2010 Stock Plan.				X

10.5(b)	+	Form of Stock Option Agreement under The Trade Desk, Inc. 2010 Stock Plan.				X

10.5(c)	+	Exercise Notice under The Trade Desk, Inc. 2010 Stock Plan.				X

10.6(a)	+	The Trade Desk, Inc. 2015 Equity Incentive Plan.				X

10.6(b)	+	Form of Stock Option Agreement under The Trade Desk, Inc. 2015 Equity Incentive Plan.				X

10.6(c)	+	Form of Stock Option Agreement under The Trade Desk, Inc. 2015 Equity Incentive Plan (with accelerated vesting).				X

Previously Filed
Exhibit Number							Filed Herewith
		Exhibit Description	Form	Date	Number
10.6(d)	+	Exercise Notice under The Trade Desk, Inc. 2015 Equity Incentive Plan.					X

10.7(a)	+	The Trade Desk, Inc. 2016 Incentive Award Plan.	S-1	8/22/2016	10.7	(a)

10.7(b)	+	Form of Stock Option Agreement under The Trade Desk, Inc. 2016 Equity Incentive Plan.	S-1	8/22/2016	10.7	(b)

10.8	+	Form of Indemnification Agreement.	S-1	8/22/2016	10.8

10.9	+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Jeff T. Green.					X

10.10	+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and David R. Pickles.					X

10.11	+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Paul E. Ross.					X

10.12	+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Robert D. Perdue.					X

10.13	+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Brian J. Stempeck.					X

16.1		Letter from Grant Thornton LLP to the Securities and Exchange Commission.					X

21.1		List of Subsidiaries of the Registrant.					X

23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X

23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see page II-5).	S-1	8/22/2016	24.1

+
Indicates a management contract or compensatory plan or arrangement.